UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 6, 2022

Golden Falcon Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39816	85-2738750
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

850 Library Avenue, Suite 204 Newark, Delaware	19711
(Address of principal executive offices)	(Zip Code)

(970) 315-2644

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Warrant	GFX.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	GFX	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	GFX WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Agreement

General

As previously announced, on December 6, 2022, Golden Falcon Acquisition Corp., a Delaware corporation (“Golden Falcon”), MNG Havayollari ve Tasimacilik A.S., a joint stock corporation organized under the laws of Turkey (“MNGA”), Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of MNGA (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“FinCo”), and Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo (“Merger Sub”) entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Golden Falcon (the “Merger”), with Golden Falcon continuing as the surviving company after the Merger, as a result of which Golden Falcon will become an indirect, wholly-owned subsidiary of MNGA (the “Proposed Transaction”). Upon closing of the Proposed Transaction, MNGA’s American depositary shares (“MNGA ADSs”) and American depositary warrants (“MNGA AD Warrants”) are expected to be listed on the New York Stock Exchange (the “NYSE”). The principal terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions and other terms relating to the Proposed Transaction, are summarized below. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference.

The Business Combination Agreement

Structure of the Proposed Transaction

(a)	Prior to the Effective Time of the Merger, MNGA will effect a Pre-Closing Reorganization (as defined below) and a Stock Split (as defined below);

(b)

Immediately following the Pre-Closing Reorganization and the Stock Split and at the Effective Time, upon the terms and subject to the conditions of the Business Combination Agreement and in accordance with the Delaware General Corporation Law, Merger Sub will merge with and into Golden Falcon, with Golden Falcon continuing as the surviving company after the Merger, as a result of which, Golden Falcon will become an indirect, wholly-owned subsidiary of MNGA;

(c)	Immediately after the Merger, Golden Falcon, HoldCo, IntermediateCo, FinCo, and MNGA shareholders will effect certain post-merger transactions; and

(d)

At the Effective Time, each share of Class B common stock, par value $0.0001 per share, of Golden Falcon (the “Class B Common Stock”) will be automatically converted into one share of Class A common stock, par value $0.0001 per share, of Golden Falcon (the “Class A Common Stock”) in accordance with the terms of Golden Falcon’s Certificate of Incorporation (such automatic conversion, the “Golden Falcon Class B Conversion”) and, after giving effect to such automatic conversion at the Effective Time, as a result of the Merger, (a) issued and outstanding shares of Class A Common Stock will no longer be outstanding and will automatically be converted into the right of the holder thereof to receive one MNGA ADS (and the ordinary share of MNGA after giving effect to the Stock Split (the “MNGA Ordinary Share”) represented thereby); and (b) each outstanding warrant to purchase one share of Class A Common Stock of Golden Falcon at an exercise price of $11.50 per share (the “Warrant”) will automatically become an MNGA AD Warrant (and the warrant representing the right to acquire one MNGA Ordinary Share (the “MNGA Warrant”) represented thereby) and all rights with respect to shares of Class A Common Stock underlying the Warrants will be automatically converted into rights to purchase MNGA ADSs (and the MNGA Ordinary Shares represented thereby) and thereupon assumed by MNGA.

Merger Consideration

At the Effective Time, each issued and outstanding share of Class A Common Stock (other than any shares of Golden Falcon held in treasury or owned by MNGA, Merger Sub or any wholly-owned subsidiary of MNGA or

Golden Falcon immediately prior to the Effective Time) will be converted automatically into, and the holder of such shares of Class A Common Stock will be entitled to receive, for each share of Class A Common Stock, one MNGA ADS (and the MNGA Ordinary Share represented thereby) after giving effect to the Stock Split.

Pre-closing Reorganization; Stock Split

(a)

Prior to the Effective Time, MNGA will effect the Pre-Closing Reorganization, which includes, among other things, the purchase by IntermediateCo of a certain number of MNGA Ordinary Shares from Mapa Insaat ve Ticaret A.S., a joint stock company organized under the laws of Turkey and MNGA’s Majority Shareholder (“Mapa”), immediately prior to the Effective Time, pursuant to a share purchase agreement, which will allow IntermediateCo to deposit such MNGA Ordinary Shares with the Depositary Bank immediately prior to the Effective Time in connection with the transactions contemplated herein;

(b)

Prior to the Effective Time, MNGA will effect the stock split under which each MNGA Ordinary Share that is issued and outstanding immediately prior to the Effective Time will be split into a number of MNGA Ordinary Shares determined by multiplying each such MNGA Ordinary Share by the Split Factor (the “Stock Split”); and

(c)

Prior to the Effective Time, a portion of the MNGA Ordinary Shares held by Mapa and certain other shareholders of MNGA shall be converted to newly-designated Class A shares of the Company, which shall be entitled to receive dividend payments, the details of which shall be set forth in the applicable amendment to the articles of association of MNGA.

Proxy Statement/Prospectus and Stockholder Meeting

As promptly as practicable, Golden Falcon and MNGA will jointly prepare, and MNGA will file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, the “Registration Statement”) in connection with the registration under the Securities Act of the (i) MNGA Ordinary Shares after the Stock Split that constitute the Merger Consideration, and (ii) the MNGA Warrants, which Registration Statement will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to Golden Falcon’s stockholders in connection with Golden Falcon’s solicitation of proxies for the vote by its stockholders with respect to the Proposed Transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities of MNGA to be issued in the Proposed Transaction. The MNGA ADSs and the MNGA Warrants that will represent the MNGA Ordinary Shares and the MNGA Warrants, respectively, will be registered pursuant to a separate registration statement on Form F-6.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of MNGA, Merger Sub and Golden Falcon relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization. The Business Combination Agreement also contains covenants by MNGA and its subsidiaries to conduct their businesses in the ordinary course and consistent with past practice during the period between the execution of the Business Combination Agreement and consummation of the Proposed Transaction and to refrain from taking certain actions specified in the Business Combination Agreement. MNGA has agreed to customary “no shop” obligations.

Conditions to Closing

Mutual Conditions to Closing

The obligations of the respective parties to the Business Combination Agreement to effect the Merger and the other transactions will be subject to the satisfaction at or prior to the closing or waiver of the following conditions:

(a)	Approval by the required stockholders of Golden Falcon and MNGA of the Business Combination Agreement and the Proposed Transaction.

(b)	Golden Falcon will have at least $5,000,001 of net tangible assets immediately after giving effect to the redemptions of Golden Falcon stockholders upon the closing.

(c)

No provision of any Applicable Legal Requirement prohibiting, enjoining or making illegal the consummation of the Proposed Transaction will be in effect and no temporary, preliminary or permanent restraining order prohibiting, enjoining or making illegal the consummation of the Proposed Transaction will be in effect or will be threatened in writing by a Governmental Entity.

(d)	The MNGA ADSs and MNGA AD Warrants to be issued in connection with the closing will be approved for listing upon the closing on the NYSE, subject only to official notice of issuance thereof.

(e)

The Registration Statement will have become effective in accordance with the provisions of the Securities Act, no stop order will have been issued by the SEC which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order will have been threatened or initiated by the SEC which remains pending.

(f)	The required regulatory approvals will have been obtained.

Golden Falcon Conditions to Closing

The obligations of MNGA and Merger Sub to consummate, or cause to be consummated, and effect the Merger and the Proposed Transaction will be subject to the satisfaction at or prior to the Closing or waiver of each of the following conditions:

(a)

The Fundamental Representations of Golden Falcon will be true and correct in all material respects, and all other representations and warranties of Golden Falcon (other than the representation that there has not been a GF Material Adverse Effect) will be true and correct, except where the failure of such representations and warranties of Golden Falcon to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a GF Material Adverse Effect, in each case (without giving effect to any limitation as to “materiality” or “GF Material Adverse Effect” or any similar limitation contained in the Business Combination Agreement) on and as of the date of the Business Combination Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date); and the representation that there has not been a GF Material Adverse Effect will be true and correct as of the date of the Business Combination Agreement.

(b)

Golden Falcon will have performed or complied with all agreements and covenants required by the Business Combination Agreement to be performed or complied by it on or prior to the Closing Date, in each case in all material respects.

(c)

Golden Falcon will have delivered a certificate, signed by an authorized officer of Golden Falcon and dated as of the Closing Date, certifying as to certain matters set forth in subsections (a) and (b) above to MNGA.

(d)	The Available Cash will be at least thirty million dollars ($30,000,000).

(e)	Golden Falcon will deliver to MNGA the Closing deliverables to be delivered to MNGA on or prior to the Closing.

MNGA and Merger Sub Conditions to Closing

The obligations of Golden Falcon to consummate and effect the Merger and the other transactions will be subject to the satisfaction at or prior to the Closing or waiver of each of the following conditions:

(a)

The Fundamental Representations of MNGA will be true and correct in all material respects and all other representations and warranties of MNGA set forth in the Business Combination Agreement (other than the representation that there has not been a Company Material Adverse Effect) will be true and correct, except where the failure of such representations and warranties of MNGA to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Company Material Adverse Effect, in each case (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained in the Business Combination Agreement) on and as of the date of the Business Combination Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date); and the representation that there has not been a Company Material Adverse Effect will be true and correct as of the date of the Business Combination Agreement.

(b)

MNGA will have performed or complied with all agreements and covenants required by the Business Combination Agreement to be performed or complied by it at or prior to the Closing Date, in each case, in all material respects.

(c)

No change, event, state of facts, development or occurrence will have occurred since the date of the Business Combination Agreement, that, individually or in the aggregate with all other changes, events, state of facts, developments or occurrences, has had or would reasonably be expected to have a Company Material Adverse Effect that is continuing.

(d)

MNGA will have delivered, or caused to be delivered, a certificate, signed by an executive officer of MNGA and dated as of the Closing Date, certifying as to the matters set forth in subsection (a), (b) and (c) above.

(e)	The Pre-Closing Reorganization will have been completed.

(f)	The Stock Split will have been completed in accordance with the Business Combination Agreement and MNGA’s Organizational Documents.

(g)	MNGA will have delivered, or caused to be delivered, payoff letters and termination agreements to the existing three credit facility agreements with Halkbank A.Ş., duly executed by Halkbank A.Ş.

(h)	MNGA will deliver to Golden Falcon those Closing deliverables set forth in the Business Combination Agreement to be delivered to Golden Falcon on or prior to the Closing.

Closing

The consummation of the Merger (the “Closing”) will take place no later than the third (3rd) Business Day after the satisfaction or waiver of the Closing conditions of the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as MNGA and Golden Falcon agree in writing (the date on which the Closing occurs, the “Closing Date”).

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing:

(a)	by mutual written agreement of Golden Falcon and MNGA at any time;

(b)

by either Golden Falcon or MNGA if (i) the Proposed Transaction shall not have been consummated prior to September 30, 2023, or (ii) if Golden Falcon’s stockholders do not approve Golden Falcon’s extension proposal on December 16, 2022 (the earlier date, the “Outside Date”); provided, however, that the right to terminate the Business Combination Agreement will not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Proposed Transaction to occur on or before such date and such action or failure to act constitutes a material breach of the Business Combination Agreement;

(c)

by either Golden Falcon or MNGA if a Governmental Entity will have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Merger, which Order or other action is final and nonappealable;

(d)

by MNGA, upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of Golden Falcon, or if any representation or warranty of Golden Falcon will have become untrue, in either case certain Closing conditions of Golden Falcon would not be satisfied; provided, that, if such breach by Golden Falcon is curable by Golden Falcon prior to the Closing, then MNGA should first provide written notice of such breach and may not terminate the Business Combination Agreement until the earlier of: (i) 30 days after delivery of written notice from MNGA to Golden Falcon of such breach; and (ii) the Outside Date; provided, further, that Golden Falcon continues to exercise reasonable best efforts to cure such breach (it being understood that MNGA may not terminate the Business Combination Agreement if: (A) it will have materially breached the Business Combination Agreement and such breach has not been cured; or (B) such breach by Golden Falcon is cured during such 30-day period such that the applicable conditions set forth in such certain Closing conditions of Golden Falcon will be satisfied);

(e)

by Golden Falcon, upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of MNGA or Merger Sub or if any representation or warranty of MNGA or Merger Sub will have become untrue, in either case such that the conditions set forth in the certain Closing conditions of MNGA would not be satisfied; provided, that, if such breach is curable by MNGA or Merger Sub prior to the Closing, then Golden Falcon must first provide written notice of such breach and may not terminate the Business Combination Agreement until the earlier of: (i) 30 days after delivery of written notice from Golden Falcon to MNGA of such breach; and (ii) the Outside Date; provided, further, that MNGA or Merger Sub, as applicable, continues to exercise reasonable best efforts to cure such breach (it being understood that Golden Falcon may not terminate the Business Combination Agreement if: (A) it will have materially breached the Business Combination Agreement and such breach has not been cured; or (B) such breach by MNGA or Merger Sub, as applicable, is cured during such 30-day period such that the applicable conditions set forth in such certain Closing conditions of MNGA will be satisfied);

(f)

by either Golden Falcon or MNGA, if, at Golden Falcon’s special meeting of stockholders, the GF Transaction Proposals are not duly adopted by Golden Falcon’s stockholders by the requisite vote under the Applicable Legal Requirements and Golden Falcon’s organizational documents;

(g)

by either Golden Falcon or MNGA, if, at the MNGA general assembly meeting (including any adjournments thereof), Company Transaction Proposals set forth in the Shareholders Statement are not duly adopted by MNGA’s shareholders by the requisite vote under any Applicable Legal Requirements and MNGA’s Organizational Documents;

(h)	by MNGA, if there has been a change in Golden Falcon’s board recommendation to vote in favor of the GF Transaction Proposals;

(i)	by MNGA on and after the date that is forty (40) days following the effectiveness of the Registration Statement, if Available Cash is not at least Thirty Million Dollars ($30,000,000);

(j)	by Golden Falcon, if MNGA has not delivered to Golden Falcon, by March 31, 2023, the Required Financial Statements; or

(k)

by MNGA or Golden Falcon, on and after the date that is thirty (30) days following the date in which Golden Falcon receives a notification from the NYSE that MNGA will not be eligible to be listed on the NYSE prior to the Outside Date.

Potential Financing Arrangements

During the period from the signing of the Business Combination Agreement and continuing until the earlier of the termination of the Business Combination Agreement and the Closing, Golden Falcon may execute subscription agreements, forward purchase agreements, non-redemption agreements or backstop agreements (each, a “Potential Financing”) with potential investors in order to satisfy certain Closing conditions. Golden Falcon may execute a Potential Financing without the prior written consent of MNGA if the potential investor agrees to purchase or invest in, for cash or cash equivalents, shares of Class A Common Stock of Golden Falcon at $10.00 per share or MNGA Ordinary Shares at $10.00 per share assuming that the Stock Split has occurred.

Subject to agreement on terms that are satisfactory to MNGA and Golden Falcon, in order to provide certain redemption alternatives in connection with Golden Falcon’s stockholder vote to approve the adoption of the Business Combination Agreement and the Proposed Transactions, MNGA and Golden Falcon intend to make available to Golden Falcon’s stockholders the option to (i) continue to hold their shares of Class A Common Stock, (ii) elect to redeem their shares of Class A Common Stock in accordance with Golden Falcon’s amended and restated certificate of incorporation, as amended, or (iii) convert their shares of Class A Common Stock into a newly issued security to be comprised of a combination of shares of Class A Common Stock and convertible notes. MNGA and Golden Falcon intend for the newly issued security referred to in (iii) to entitle such stockholder to receive a portion of the value of its shares in the form of shares of Class A Common Stock and a portion in the form of registered convertible notes, with both a cash coupon, a conversion premium, and other material terms that will be mutually agreed by MNGA and Golden Falcon to do any activity that could have a material impact, including ordinary business activities over a certain threshold dollar amount.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, the form of which is filed as Exhibit 2.1 hereto and is incorporated by reference herein.

Related Agreements

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Golden Falcon Sponsor Group, LLC (“Sponsor”), Golden Falcon, MNGA and additional holders of shares of Class B Common Stock (such additional holders together with the Sponsor, the “Sponsor Persons”) entered into a Sponsor Support Agreement, pursuant to which, among other things, the Sponsor Persons agreed to (a) support and vote its shares in favor of the Business Combination Agreement and the other Transaction Agreements to which Golden Falcon is or will be a party and the transactions contemplated in the Business Combination Agreement and Transaction Agreements; (b) subject their shares of Class B Common Stock to certain transfer restrictions; and (c) after the Effective Time, for as long as Sponsor (or a Permitted Transferee (as defined in the Sponsor Support Agreement) of Sponsor) holds MNGA AD Warrants, any exercise by Sponsor (or a Permitted Transferee (as defined in the Sponsor Support Agreement) of Sponsor) of such MNGA AD Warrants will only be done on a cash (and not a cashless) basis.

In addition, the Sponsor Persons agreed to subject certain of the MNGA ADSs received by the Sponsor Persons in the Merger to vesting as follows:

(a)

At the Effective Time, all of the Initially Vested ADSs held by the Sponsor Persons (or any of their Permitted Transferees) as of immediately prior to the Effective Time will vest. “Initially Vested ADSs” means that number of MNGA ADSs equal to the (i) total amount of Available Cash less $1,000,000 multiplied by (ii) Twenty-Six Percent (26%), with such product divided by $10.00.

(b)

All remaining MNGA ADSs held by the Sponsor Persons (or any of their Permitted Transferees (as defined in the Sponsor Support Agreement)) that are not Initially Vested ADSs or otherwise vested pursuant to a Liquidity Event as described below (“Unvested ADSs”) will be subject to vesting from time to time upon:

i.

any Transfer (as defined in the Sponsor Support Agreement) by (A) Mapa, (B) any other direct or indirect shareholder of MNGA, other equityholder of MNGA or other beneficial owner of outstanding equity of MNGA as of immediately prior to the Closing or (C) any of their respective affiliates, associates or family members (collectively, “Company Related Persons”), of any MNGA ADSs at a price per MNGA ADS equal to or greater than $10.00 per MNGA ADS (reflecting appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change occurring on or after the date of the Sponsor Support Agreement); or

ii.

any special dividends paid or otherwise distributed to any Company Related Person that are funded through any capital raise or other financing by MNGA or any of its affiliates (each of clauses (i) and (ii), a “Liquidity Event”);

in each case during the two (2) years following the Closing (the “Vesting Period”). “Vesting Date” means the date on which any Liquidity Event occurs. MNGA shall provide the Sponsor Persons with prompt notice of the occurrence of any Liquidity Event.

(c)

The total number of Unvested ADSs that will vest upon the first and each subsequent Liquidity Event that occurs during the Vesting Period will be equal to (i) the Vesting Percentage (as defined in the Sponsor Support Agreement) multiplied by (ii) an amount equal to (A) the gross proceeds to the Company Related Persons from any such Liquidity Event divided by (B) the per MNGA ADS price of MNGA ADSs as of 4:00 pm Eastern time on the Vesting Date.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Sponsor Support Agreement, which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Registration Rights and Lock-Up Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, MNGA, the Sponsor and the other parties thereto (together with the Sponsor, the “Holders”) entered into a Registration Rights and Lock-Up Agreement, pursuant to which MNGA agreed, among other things, to file a registration statement to register the resale of certain securities of MNGA held by the Holders and to provide the parties thereto customary demand, shelf and piggy-back rights on secondary offerings, subject to customary cut-back provisions and coordinated offerings. MNGA Ordinary Shares or MNGA ADSs beneficially owned or owned of record by New Holders (as defined therein) will be locked-up for a period of one hundred eighty (180) days from the Closing Date and from the date of the Business Combination through the Closing Date. MNGA Ordinary Shares or MNGA ADSs beneficially owned or owned of record by previous holders of shares of Class B Common Stock will be locked-up for a period ending on the earliest of: (i) one (1) year after the Closing Date or (ii) subsequent to the Closing Date, (A) if the last reported sale price of any MNGA ADSs equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) trading day period commencing at least one hundred fifty (150) days after the Closing Date or (B) the date on which MNGA completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Golden Falcon’s stockholders having the right to exchange their MNGA ADSs for cash, securities or other property. The MNGA AD Warrants will be locked-up for a period of thirty (30) days following the Closing Date.

The foregoing description of the Registration Rights and Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights and Lock-Up Agreement, which is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

Shareholders Statement

Concurrently with the execution and delivery of the Business Combination Agreement, the shareholders of MNGA executed a Shareholders Statement, pursuant to which, among other things, the shareholders of MNGA agreed to support and vote their shares of MNGA Ordinary Shares in favor of the proposals that the shareholders of MNGA shall be required to approve in connection with the Proposed Transaction.

The foregoing description of the Shareholders Statement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Shareholders Statement, which is filed as Exhibit 99.2 hereto and is incorporated by reference herein.

Amended and Restated Warrant Agreement

Immediately prior to the Effective Time, MNGA, Golden Falcon, and the Trustee will enter into an assignment, assumption and amendment agreement pursuant to which Golden Falcon will assign to MNGA all of its rights, interests, and obligations in and under the Warrant Agreement and the terms and conditions of the Warrant Agreement will be amended and restated to, among other things, reflect the assumption of the Warrants by MNGA as set forth in the Business Combination Agreement.

Deposit Agreement

Prior to the Closing, MNGA will cause one or more sponsored American depositary receipt facilities to be established with a reputable bank reasonably acceptable to Golden Falcon (such bank or any successor depositary bank, the “Depositary Bank”) for the purpose of issuing the MNGA ADSs and the MNGA AD Warrants, as applicable, and take necessary actions related thereto, including entering into one or more customary deposit agreements with the Depositary Bank in form and substance reasonably acceptable to Golden Falcon, establishing each ADR Facility, to be effective as of the Effective Time, and filing with the SEC one or more registration statements on Form-6 relating to the registration under the Securities Act of the issuance of the MNGA ADSs and MNGA AD Warrants, as applicable.

Management Agreement

Immediately after Closing, Golden Falcon and MNGA will enter into a management agreement, in the form to be mutually agreed (in good faith) by Golden Falcon and MNGA, pursuant to which Golden Falcon will provide certain services to MNGA in consideration for arm’s length management fees.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, MNGA intends to file a Registration Statement on Form F-4 (the “Form F-4”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Golden Falcon’s common stock in connection with Golden Falcon’s solicitation of proxies for the vote by its stockholders with respect to the proposed transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities of MNGA to be issued in the proposed transaction. The definitive proxy statement/prospectus will be sent to all Golden Falcon stockholders as of a record date to be established for voting on the transaction. Golden Falcon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of Golden Falcon are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Golden Falcon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Golden Falcon, MNGA and the proposed transaction.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Golden Falcon and MNGA through the website maintained by the SEC at www.sec.gov.

The documents filed by Golden Falcon with the SEC also may be obtained free of charge at Golden Falcon’s website at www.goldenfalconcorp.com or upon written request to: Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, DE 19711.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS CURRENT REPORT ON FORM 8-K, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT ON FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This Current Report on Form 8-K and the documents incorporated by reference contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this Current Report on Form 8-K and the documents incorporated by reference, including statements regarding the benefits of the proposed transaction, the anticipated timing of the completion of the proposed transaction, the intention to offer redemption alternatives to Golden Falcon stockholders, the anticipated growth and expansion of MNGA’s business, trends and developments in air cargo industry, MNGA’s addressable market, competitive position, potential market opportunities, expected synergies, anticipated future financial and operating performance and results and the expected management and governance of MNGA, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,”

“forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Golden Falcon and its management, and MNGA and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; Golden Falcon’s potential failure to obtain an extension of the deadline for the proposed transaction; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the proposed transaction; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the proposed transaction on MNGA’s business relationships, performance, and business generally; risks that the proposed transaction disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the merger agreement or the proposed transaction; failure to realize the anticipated benefits of the proposed transaction; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighboring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s Annual Report on Form 10-K which was filed by Golden Falcon on March 31, 2022 (the “2021 Form 10-K”), and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the Form F-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Golden Falcon and MNGA caution that the foregoing list of factors is not exclusive.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Golden Falcon nor MNGA gives any assurance that either Golden Falcon or MNGA or the combined company will achieve its expected results. Neither Golden Falcon nor MNGA undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

MNGA and Golden Falcon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Golden Falcon’s stockholders with the proposed transaction and the other matters set forth in the proxy statement/prospectus. Information about Golden Falcon’s directors and executive officers is set forth in Golden Falcon’s filings with the SEC, including the 2021 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This Current Report on Form 8-K is for information purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of December 6, 2022, by and among Golden Falcon Acquisition Corp., MNG Havayollari ve Tasimacilik A.S., Merlin HoldCo, LLC, Merlin IntermediateCo, LLC, Merlin FinCo, LLC and Merlin Merger Sub, Inc.

10.1	Sponsor Support Agreement, dated as of December 6, 2022, by and among Golden Falcon Acquisition Corp., MNG Havayollari ve Tasimacilik A.S., and the Sponsor Parties.

99.1	Registration Rights and Lock-Up Agreement, dated as of December 6, 2022, by and among MNG Havayollari ve Tasimacilik A.S. and the stockholders of Golden Falcon Acquisition Corp. and MNG Havayollari ve Tasimacilik A.S., parties thereto.

99.2	Shareholders Statement, dated as of December 6, 2022, by and among, MNG Havayollarĺ ve Taşĺmacĺlĺk Anonim ŞShareirketi, Merlin HoldCo, LLC, Merlin IntermediateCo, LLC, Merlin FinCo, LLC, Merlin Merger Sub, Inc. and Golden Falcon Acquisition Corp., and the shareholders of MNG Havayollarĺ ve Taşĺmacĺlĺk Anonim ŞShareirketi, party thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDEN FALCON ACQUISITION CORP.

By:	/s/ Makram Azar
Name: Makram Azar Title: Chief Executive Officer

Date: December 12, 2022

Exhibit 2.1

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

MNG HAVAYOLLARI VE TAŞIMACILIK A.Ş.

MERLIN HOLDCO, LLC,

MERLIN INTERMEDIATECO, LLC

MERLIN FINCO, LLC,

MERLIN MERGER SUB, INC.,

and

GOLDEN FALCON ACQUISITION CORP.,

DATED AS OF DECEMBER 6, 2022

(i)

(ii)

Exhibits

EXHIBIT A Form of Articles Amendment

EXHIBIT B Certificate of Merger

(iii)

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT is made and entered into as of December 6, 2022, by and among MNG Havayolları ve Taşımacılık A.Ş., a joint stock corporation organized under the laws of Turkey (the “Company”), Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of the Company (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of HoldCo (“FinCo”), Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of IntermediateCo (“Merger Sub”), and Golden Falcon Acquisition Corp., a Delaware corporation (“GF”). Each of the Company, HoldCo, IntermediateCo, FinCo, GF, and Merger Sub shall individually be referred to herein as a “Party” and, collectively, the “Parties.” The term “Agreement” as used herein refers to this Business Combination Agreement, as the same may be amended from time to time, and all schedules, exhibits and annexes hereto (including the Company Disclosure Letter). Defined terms used in this Agreement are listed alphabetically in Schedule A, together with the section and, if applicable, subsection in which the definition of each such term is located.

RECITALS

WHEREAS, GF is a blank check company incorporated as a Delaware corporation for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, HoldCo is a newly formed, direct, wholly-owned Subsidiary of the Company, and was formed for the purpose of consummating the Transactions;

WHEREAS, IntermediateCo is a newly formed, direct, wholly-owned Subsidiary of HoldCo, and was formed for the purpose of consummating the Transactions;

WHEREAS, FinCo is a newly formed, direct, wholly-owned Subsidiary of HoldCo, and was formed for the purpose of consummating the Transactions;

WHEREAS, Merger Sub is a newly incorporated, direct, wholly-owned Subsidiary of the IntermediateCo, and was incorporated for the purpose of consummating the Transactions;

WHEREAS, prior to the Effective Time, in connection with the Merger, the Company shall effect the Stock Split in accordance with Section 2.02;

WHEREAS, prior to the Effective Time, in connection with the Merger, the Company intends to effect a reorganization, in accordance with the steps and transactions set forth in Section 2.01 of the Company Disclosure Letter (the “Pre-Closing Reorganization”), including, among other things, the purchase by IntermediateCo of a certain number of Company Ordinary Shares from the Company Majority Shareholder immediately prior to the Effective Time, pursuant to a share purchase agreement consistent with the terms set forth in Section 2.01 of the Company Disclosure Letter, which shall allow IntermediateCo to deposit such Company Ordinary Shares with the Depositary Bank immediately prior to the Effective Time in connection with the Transactions contemplated herein;

WHEREAS, immediately following the Pre-Closing Reorganization and the Stock Split and at the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (“DGCL”), Merger Sub shall merge with and into GF (the “Merger”), with GF continuing as the surviving company after the Merger (the “Surviving Company”), as a result of which, GF shall become an indirect, wholly-owned Subsidiary of the Company;

WHEREAS, at the Effective Time, each share of Class B common stock, par value $0.0001 per share, of GF (“GF Class B Common Shares”) shall be automatically converted into one (1) share of Class A common stock, par value $0.0001 per share, of GF (“GF Class A Common Shares”) in accordance with the terms of the GF Certificate of Incorporation (such automatic conversion, the “GF Class B Conversion”) and, after giving effect to such automatic conversion at the Effective Time, as a result of the Merger, each (a) issued and outstanding GF Class A Common Share shall no longer be outstanding and shall automatically be converted into the right of the holder thereof to receive one Company ADS (and the Company Ordinary Share represented thereby); and (b) each outstanding GF Warrant shall automatically become a Company AD Warrant (and the Company Warrant represented thereby) and all rights with respect to GF Class A Common Shares underlying the GF Warrants shall be automatically converted into rights to purchase Company ADSs (and the Company Ordinary Shares represented thereby) and thereupon assumed by the Company;

WHEREAS, prior to the Closing, the Company shall adopt the Amended and Restated Articles of Association in substantially the form attached hereto as Exhibit A (the “Articles Amendment”) to be effective at the Effective Time;

WHEREAS, immediately after the Merger, GF, HoldCo, IntermediateCo, FinCo, and the Company Shareholders shall effect the transactions set forth in Section 6.22 of the Company Disclosure Letter;

WHEREAS, the board of directors of the Company has unanimously: (a) determined that it is in the best interests of the Company to enter into this Agreement and the Transaction Agreements to which it is a party, providing for the Merger, the Pre-Closing Reorganization, the Stock Split, the Post-Merger Transactions and the other Transactions contemplated hereby and thereby; and (b) approved and recommended, among other things, the adoption and approval of, this Agreement providing for the Merger, the Pre-Closing Reorganization, the Stock Split, the Post-Merger Transactions and the Transaction Agreements to which it is a party and the Transactions contemplated hereby and thereby;

WHEREAS, the Company, in its capacity as the sole member of HoldCo, has: (a) determined that it is in the best interests of HoldCo, and declared it advisable, to enter into this Agreement and the Transaction Agreements to which it is a party, providing for the Merger, the Pre-Closing Reorganization, the Post-Merger Transactions and the other Transactions contemplated hereby and thereby; and (b) approved this Agreement, the Transaction Agreements to which it is a party and the Transactions contemplated hereby and thereby, including the Merger, the Pre-Closing Reorganization, the Post-Merger Transactions in accordance with Applicable Legal Requirements, upon the terms and subject to the conditions of this Agreement;

WHEREAS, HoldCo, in its capacity as the sole member of IntermediateCo, has: (a) determined that it is in the best interests of IntermediateCo, and declared it advisable, to enter into this Agreement and the Transaction Agreements to which it is a party, providing for the Merger, the Pre-Closing Reorganization, the Post-Merger Transactions and the other Transactions contemplated hereby and thereby; and (b) approved this Agreement, the Transaction Agreements to which it is a party and the Transactions contemplated hereby and thereby, including the Merger, the Pre-Closing Reorganization and the Post-Merger Transactions, in accordance with Applicable Legal Requirements, upon the terms and subject to the conditions of this Agreement;

WHEREAS, HoldCo, in its capacity as the sole member of FinCo, has: (a) determined that it is in the best interests of FinCo, and declared it advisable, to enter into this Agreement and the Transaction Agreements to which it is a party, providing for the Merger, the Pre-Closing Reorganization, the Post-Merger Transactions and the other Transactions contemplated hereby and thereby; and (b) approved this Agreement, the Transaction Agreements to which it is a party and the Transactions contemplated hereby and thereby, including the Merger, the Pre-Closing Reorganization, the Post-Merger Transactions, in accordance with Applicable Legal Requirements, upon the terms and subject to the conditions of this Agreement;

WHEREAS, the board of directors of Merger Sub has unanimously: (a) determined that it is in the best interests of Merger Sub, and declared it advisable, to enter into this Agreement and the Transaction Agreements to which it is a party, providing for the Merger, the Pre-Closing Reorganization, the Post-Merger Transactions and the other Transactions contemplated hereby and thereby; and (b) approved and recommended the adoption and approval of this Agreement, the Transaction Agreements to which it is a party and the Transactions contemplated hereby and thereby, including authorization of the Merger, the Pre-Closing Reorganization and the Post-Merger Transaction, by the shareholder of Merger Sub;

WHEREAS, IntermediateCo, in its capacity as the sole shareholder of Merger Sub, has: (a) determined that it is in the best interests of Merger Sub, and declared it advisable, to enter into this Agreement and the Transaction Agreements to which it is a party, providing for the Merger, the Pre-Closing Reorganization, the Post-Merger Transactions and the other Transactions contemplated hereby and thereby; and (b) approved this Agreement, the Transaction Agreements to which it is a party and the Transactions contemplated hereby and thereby, including the Merger, the Pre-Closing Reorganization, the Post-Merger Transactions, in accordance with Applicable Legal Requirements, upon the terms and subject to the conditions of this Agreement (the “Merger Sub Shareholder Approval”);

WHEREAS, the board of directors of GF (the “GF Board”) has unanimously: (a) determined that it is in the best interests of GF to enter into this Agreement and the Transaction Agreements to which it is a party, providing for the Merger, the Post-Merger Transaction and the other Transactions contemplated hereby and thereby; and (b) approved and recommended, among other things, the adoption and approval of this Agreement, the Transaction Agreements to which it is a party and the Transactions contemplated hereby and thereby, including authorization of the Merger and the Post-Merger Transaction, by the GF Stockholders;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Sponsor shall enter into a transaction support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor will agree to (a) support and vote its shares in favor of this Agreement and the other Transaction Agreements to which GF is or will be a party and the Transactions contemplated hereby and thereby (including the Merger and the Post-Merger Transaction); and (b) subject certain of the Company ADSs received by the Sponsor in the Merger to vesting on the terms and subject to the conditions set forth in the Sponsor Support Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company Shareholders have executed a Shareholder Statement (the “Shareholder Statement”), pursuant to which, among other things, the Company Shareholders will agree to support and vote their shares of Company Ordinary Shares in favor of the Transactions Agreements to which the Company is or will be a party and the Transactions contemplated hereby and thereby (including the Merger and the Post-Merger Transactions);

WHEREAS, pursuant to the Organizational Documents of GF, GF is required to provide an opportunity for its public shareholders to have their outstanding GF Class A Common Shares redeemed on the terms and subject to the conditions and limitations set forth in this Agreement, GF’s Organizational Documents and the Trust Agreement in conjunction with obtaining the GF Stockholder Approval;

WHEREAS, for U.S. federal income Tax purposes, the Parties intend that (a) the GF Class B Conversion constitutes a reorganization under Code Section 368(a)(1)(E); (b) the Merger and Pre-Closing Reorganization, collectively constitute an integrated transaction that qualifies under Section 351(a) of the Code; and (c) the transfers of GF Class A Common Shares by GF Stockholders pursuant to the Merger (other than by any GF Stockholders who are “U.S. persons” and who are or will be “five-percent transferee shareholders” (in each case, as defined in Treasury Regulations Section 1.367(a)-3(c)(5)) but who do not enter into gain recognition agreements within the meaning of Treasury Regulations Sections 1.367(a)-3(c)(1)(iii)(B) and 1.367(a)-8) (such transfers, “Eligible Transfers”) qualify for an exception to Section 367(a)(1) of the Code (each such treatment, an “Intended Tax Treatment,” and collectively, the “Intended Tax Treatments”); and

WHEREAS, concurrently with the execution and delivery of this Agreement and effective as of the Closing, the Company, GF and the other Parties hereto shall execute and deliver a new registration rights and lock-up agreement (the “Registration Rights and Lock-Up Agreement”) pursuant to which, among other matters, the Company shall (a) assume all of the obligations of GF under the Founder Registration Rights Agreement; (b) have such rights apply to the applicable securities of the Company; (c) provide certain Company Shareholders with registration rights; and (d) subject certain holders of Company ADSs to certain transfer restrictions, in all cases, on the terms and subject to the conditions set forth in the Registration Rights and Lock-Up Agreement.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE CLOSING TRANSACTIONS

Section 1.01 Closing. Unless this Agreement shall have been terminated pursuant to Section 8.01, the consummation of the Merger (the “Closing”) shall take place by conference call and by exchange of signature pages by email or other electronic transmission at a time and date to be specified in writing by the Company and GF, which shall be no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as the Company and GF agree in writing (the date on which the Closing occurs, the “Closing Date”).

Section 1.02 Closing Statements; Payment Spreadsheet.

(a) No later than the fifth (5th) Business Day prior to the Closing Date, GF shall deliver to the Company written notice setting forth: (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the redemption of GF Class A Common Shares prior to the Closing pursuant to the Organizational Documents of GF (the “GF Stockholder Redemptions”), (ii) the amount of cash in the Trust Account, the amount of GF Transaction Costs and Unpaid GF Liabilities as of the Closing, and (iii) the number of GF Class A Common Shares and GF Warrants to be outstanding as of immediately prior to the Effective Time after giving effect to the GF Stockholder Redemptions and the GF Class B Conversion (such written notice of (i), (ii) and (iii), together, the “GF Closing Statement”). If the Company in good faith disagrees with any portion of the GF Closing Statement, then the Company may deliver a notice of such disagreement to GF until the second (2nd) Business Day prior to the Closing Date (the “Company Pre-Closing Notice of Disagreement”). The Company and GF shall seek, in good faith, to resolve any differences they have with respect to the matters specified in the Company Pre-Closing Notice of Disagreement.

(b) No later than the fifth (5th) Business Day prior to the Closing Date, the Company shall deliver to GF written notice setting forth: (i) the Company’s good faith calculation of the Company Value; (ii) the Company’s good faith estimate of the amount of Company Transaction Costs and (iii) the number of Company Ordinary Shares that will be issued and outstanding immediately following the Pre-Closing Reorganization and the Stock Split (such written notice of (i), (ii) and (iii), together, the “Company Closing Statement”). If GF in good faith disagrees with any portion of the Company Closing Statement, then GF may deliver a notice of such disagreement to the Company until the second (2nd) Business Day prior to the Closing Date (the “GF Pre-Closing Notice of Disagreement”). The Company and GF shall seek, in good faith, to resolve any differences they have with respect to the matters specified in the GF Pre-Closing Notice of Disagreement.

(c) The Company and GF shall seek in good faith to resolve any differences they have with respect to the matters specified in any Company Pre-Closing Notice of Disagreement and/or GF Pre-Closing Notice of Disagreement, as applicable. If the Company and GF fail to agree upon any Company Pre-Closing Notice of Disagreement or GF Pre-Closing Notice of Disagreement, as applicable by 12:00 p.m. Eastern Time one (1) Business Day prior to the Closing Date, then, subject to the satisfaction or, to the extent permitted by Applicable Legal Requirement, waiver of the conditions set forth in Article VII, the Closing shall proceed on the date and at the time contemplated by Section 1.01 without giving effect to such Company Pre-Closing Notice of Disagreement and/or GF Pre-Closing Notice of Disagreement, as applicable.

(d) No later than the fifth (5th) Business Day prior to the Closing Date, GF shall deliver to the Company a schedule (the “Payment Spreadsheet”) setting forth, in each case on an aggregate basis, (i) GF’s good faith calculation of the Merger Consideration, (ii) the allocation of the Merger Consideration among GF Stockholders, (iii) the number of GF Warrants that are outstanding and unexercised, and the allocation of Company AD Warrants among the holders thereof, and (iv) the number of Company Ordinary Shares that shall be issuable upon exercise of such Company AD Warrants. As promptly as practicable following GF’s delivery of the Payment Spreadsheet, the Parties shall work together in good faith to finalize the calculation of the Merger Consideration and the Payment Spreadsheet. The allocation of the Merger Consideration, including the Company AD Warrants, set forth in the Payment Spreadsheet shall, to the fullest extent permitted by Applicable Legal Requirements, be final and binding on all Parties and shall be used by the Company for purposes of issuing the Merger Consideration to GF Stockholders, and conversion of the GF Warrants into Company AD Warrants, in each case pursuant to this Article I, absent manifest error. In issuing the Merger Consideration and converting the GF Warrants into Company AD Warrants pursuant to this Article I, the Company and Merger Sub shall, to the fullest extent permitted by Applicable Legal Requirements, be entitled to rely fully on the information set forth in the Payment Spreadsheet, absent manifest error.

Section 1.03 Closing Deliverables.

(a) At the Closing, GF shall:

(i) make any payments required to be made by GF or on GF’s behalf in connection with the GF Stockholder Redemptions pursuant to Section 6.10;

(ii) deliver to the Company the Registration Rights and Lock-Up Agreement, duly executed by a duly authorized representative of the Sponsor; and

(iii) deliver to the Company, a certificate signed by an officer of GF, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in GF is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service (“IRS”) prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(b) At the Closing, the Company shall:

(i) deliver to GF a copy of the Articles Amendment, approved by the Company’s General Assembly and ready for immediate filing with the relevant Turkish trade registry (Istanbul Trade Registry) and publication in the Trade Registry Gazette, to take place within thirty (30) days following the Closing Date;

(ii) pay, or cause to be paid, all Transaction Costs payable by the Company pursuant to Section 10.10 hereof to the applicable payees;

(iii) deliver to GF the Registration Rights and Lock-Up Agreement, duly executed by the Company and the applicable Company Shareholders;

(iv) deliver to GF an executed trademark assignment agreement in a form approved by GF pursuant to which all company trademarks listed on Section 3.13(a) of the Company Disclosure Letter are transferred to the Company; and

(v) deliver to GF (A) an executed domain name assignment agreement in a form approved by GF pursuant to which the Company domain names listed on Section 3.13(a) of the Company Disclosure Letter (“Company Domain Name”) are transferred to the Company or (B) documentation in a form approved by GF evidencing that Company Domain Names are controlled by the Company via a Company domain name registrar account.

ARTICLE II

TRANSACTIONS

Section 2.01 Pre-Closing Reorganization. Prior to the Effective Time, the Company shall effect the Pre-Closing Reorganization in accordance with the steps and transactions set forth in Section 2.01 of the Company Disclosure Letter.

Section 2.02 Stock Split. Prior to the Effective Time the Company shall effect the stock split under which each Company Ordinary Share that is issued and outstanding immediately prior to the Effective Time shall be split into a number of Company Ordinary Shares determined by multiplying each such Company Ordinary Share by the Split Factor (the “Stock Split”); provided, that, no fraction of a Company Ordinary Share shall be issued by virtue of the Stock Split, and each Company Shareholder that would otherwise be so entitled to a fraction of a Company Ordinary Share (after aggregating all fractional Company Ordinary Shares that otherwise would be received by such Company Shareholder) shall instead be entitled to receive such number of Company Ordinary Shares to which such Company Shareholder would otherwise be entitled, rounded to the nearest whole Company Ordinary Share.

Section 2.03 Effective Time. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Parties shall cause a certificate of merger, substantially in the form contained in Exhibit B hereto (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by GF and the Company and specified in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 2.04 The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, Merger Sub and GF shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into GF, following which the separate corporate existence of Merger Sub shall cease and GF shall continue as the Surviving Company after the Merger and as an indirect, wholly-owned Subsidiary of the Company.

Section 2.05 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and GF shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Company, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of Merger Sub and GF set forth in this Agreement to be performed after the Effective Time, in each case, in accordance with the DGCL.

Section 2.06 Governing Documents. At the Effective Time, the Organizational Documents of GF shall be amended and restated in its entirety to read the same as the Organizational Documents of Merger Sub as in effect immediately prior to the Effective Time, except all references to the name of Merger Sub shall be replaced by the name of the Surviving Company, until, thereafter changed or amended as provided therein (except that no such change or amendment shall have the effect of affecting the Company’s obligations pursuant to Section 6.11(a)) or by Applicable Legal Requirements.

Section 2.07 Directors and Officers of the Surviving Company. Immediately after the Effective Time, the board of directors and executive officers of the Surviving Company shall be the board of directors and executive officers of Merger Sub immediately prior to the Effective Time, until any such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

Section 2.08 Effect of the Merger on Securities of GF and Merger Sub. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of the Parties or any other Person, the following shall occur:

(a) GF Units. Immediately prior to the Effective Time, the GF Class A Common Shares and the GF Public Warrants comprising each issued and outstanding GF Unit immediately prior to the Effective Time shall be automatically separated (the “Unit Separation”) and the holder thereof shall be deemed to hold one (1) GF Class A Common Share and one-half of one (0.5) GF Public Warrant, provided, that, no fractional GF Public Warrants shall be issued in connection with the Unit Separation such that if a holder of GF Units would be entitled to receive a fractional GF Public Warrant upon the Unit Separation, the number of GF Public Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of GF Public Warrants. The GF Class A Common Shares and GF Public Warrants held following the Unit Separation shall be converted in accordance with the applicable terms of this Section 2.08.

(b) GF Shares.

(i) On the Closing Date, immediately prior to the Effective Time, the GF Class B Conversion shall be effected. Following the GF Class B Conversion, each GF Class B Common Share shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each former holder of GF Class B Common Shares shall thereafter cease to have any rights with respect to such securities.

(ii) At the Effective Time, each issued and outstanding GF Class A Common Share (other than any Excluded Shares) shall be converted automatically into, and the holder of such GF Class A Common Share shall be entitled to receive, for each GF Class A Common Share, one (1) Company ADS (and the Company Ordinary Share represented thereby) after giving effect to the Stock Split (the “Merger Consideration”), following which, each GF Class A Common Share shall no longer be outstanding and shall automatically be canceled and shall cease to exist by virtue of the Merger and each former holder(s) of certificates, if any, evidencing ownership of GF Class A Common Shares or GF Class A Common Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such securities, except as otherwise provided herein or by Applicable Legal Requirements.

(c) Merger Sub Shares. At the Effective Time, each share of common stock, par value $0.0001 per share, of Merger Sub (the “Merger Sub Shares”) that is issued and outstanding immediately prior to the Effective Time shall automatically convert into one share of common stock, par value $0.0001 per share, of the Surviving Company. The share of common stock of the Surviving Company shall have the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Company.

(d) GF Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of an GF Warrant, each GF Warrant that is issued and outstanding immediately prior to the Effective Time shall automatically and irrevocably be converted into the right to receive one (1) Company AD Warrant (and the Company Warrant represented thereby) exercisable for Company ADSs (and the Company Ordinary Share represented thereby) in accordance with its terms. From and after the Effective Time, the holders of GF Warrants prior to the Effective Time shall cease to have any rights with respect to such warrants as provided for herein or by Applicable Legal Requirements.

(e) No Liability. Notwithstanding anything to the contrary in this Section 2.08, none of the Parties or the Surviving Company or the Exchange Agent shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Legal Requirement. Any portion of the Merger Consideration remaining unclaimed by GF Stockholders immediately prior to such time when the amounts would otherwise escheat to, or become property of, any Governmental Entity shall become, to the extent permitted by Applicable Legal Requirements, the property of the Company free and clear of any claims or interest of any Person previously entitled thereto.

(f) Excluded Shares. Each GF Share held in GF’s treasury or owned by the Company or Merger Sub or any other wholly-owned Subsidiary of the Company or GF immediately prior to the Effective Time (each an “Excluded Share”), shall be cancelled and shall cease to exist, and no consideration shall be paid or payable with respect thereto.

(g) Adjustment to Merger Consideration. The Split Factor shall be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or stock distribution (including any dividend or distribution of securities convertible into Company Ordinary Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change (in each case, other than the Stock Split) with respect to Company Ordinary Shares occurring on or after the date hereof and prior to the Closing.

Section 2.09 Establishment of ADR Facility; Distribution of Company ADSs and Company AD Warrants.

(a) Prior to the Closing, the Company shall cause one or more sponsored American depositary receipt (“ADR”) facilities (each, an “ADR Facility”) to be established with a reputable bank reasonably acceptable to GF (such bank or any successor depositary bank, the “Depositary Bank”) for the purpose of issuing the Company ADSs and the Company AD Warrants, as applicable, including entering into one or more customary deposit agreements with the Depositary Bank (the “Deposit Agreement”), in form and substance reasonably acceptable to GF, establishing each ADR Facility, to be effective as of the Effective Time, and filing with the SEC one or more registration statements on Form-6 relating to the registration under the Securities Act for the issuance of the Company ADSs and Company AD Warrants, as applicable.

(b) Prior to the Effective Time, the Company shall designate a U.S. bank or trust company reasonably acceptable to GF to act as agent of the Company for the purposes of distributing the Company ADSs and Company AD Warrants, as applicable (the “Company ADS Agent”). At or concurrently with the Effective Time, the Company shall (i) allot and issue, or cause to be allotted and issued, to the Depositary Bank (A) a number of Company Ordinary Shares equal to the aggregate number of Company ADSs to be issued to the holders of GF Class A Common Shares pursuant to this Article II (the “Company ADS Recipients”) and (B) a number of Company Warrants equal to the aggregate number of Company AD Warrants to be issued to the holders of GF Warrants pursuant to this Article II (the “Company AD Warrant Recipients”), (ii) deposit or cause to be deposited with the Company ADS Agent the uncertificated book-entries of Company Ordinary Shares representing the aggregate number of such Company ADSs for the benefit of the Company ADS Recipients, for exchange in accordance with this Article II, and the Depositary Bank shall be authorized to issue the Company ADSs representing such Company Ordinary Shares in accordance with this Agreement, and (iii) deposit or cause to be deposited with the Company ADS Agent the uncertificated book-entries of Company Warrants representing the aggregate number of such Company Warrants for the benefit of the Company AD Warrant Recipients, for exchange in accordance with this Article II, and the Depositary Bank shall be authorized to issue the Company AD Warrants representing such Company Warrants in accordance with this Agreement. The Company ADS Agent shall distribute the Company ADSs to either the Exchange Agent or the Company ADS Recipients and the Company AD Warrants to either the Exchange Agent or the Company AD Warrant Recipients, as applicable and as directed by the Company, in accordance with this Section 2.09 and the Deposit Agreement.

(c) After the Effective Time, upon any exercise of Company AD Warrants by the holders thereof (the “Exercising Warrantholders”), the Company shall promptly allot and issue, or cause to be allotted and issued, to the Depositary Bank a number of Company Ordinary Shares underlying such exercised Company AD Warrants, at which time the Company ADS Agent shall distribute to the holder of such exercised Company AD Warrant, a number of Company ADSs equal to such Company Ordinary Shares underlying such exercised Company AD Warrants. The Company ADSs shall be accepted into the Depositary Bank, and each Exercising Warrantholder shall be entitled to receive a book-entry authorization representing the number of Company ADSs that such holder has the right to receive pursuant to this Article II, unless physical Company ADSs are required by any Applicable Legal Requirement, in which case the Company ADS Agent shall promptly send such physical Company ADSs to such Exercising Warrantholder in accordance with the Amended and Restated Warrant Agreement.

(d) The Company ADS Agent shall not be entitled to vote or exercise any rights of ownership with respect to Company Ordinary Shares or Company Warrants, as applicable, held by it from time to time hereunder, except that, with respect to Company Ordinary Shares, it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of Company ADS holders entitled thereto.

Section 2.10 Exchange Agent.

(a) Prior to the Closing Date, the Company shall appoint a Person authorized to act as exchange agent in connection with the Transactions, which Person shall be reasonably acceptable to GF (the “Exchange Agent”), and enter into an exchange agent agreement with the Exchange Agent reasonably acceptable to GF (the “Exchange Agent Agreement”) for the purpose of exchanging GF Class A Common Shares for Company ADSs pursuant to Section 2.08(b) and GF Warrants for Company AD Warrants pursuant to Section 2.08(d). As of the Effective Time, the Company shall deposit (or cause to be deposited) with the Exchange Agent, for exchange in accordance with this Section 2.10 through the Exchange Agent, Company ADSs issued pursuant to Section 2.08(b) and Company AD Warrants pursuant to Section 2.08(d).

(b) Each holder of record of a book-entry share (“Book-Entry Share”), which immediately prior to the Effective Time represented outstanding GF Class A Common Shares that were converted pursuant to Section 2.08(b) into the right to receive the Merger Consideration shall, upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive in exchange therefor, the Merger Consideration for each GF Class A Common Share formerly represented by such Book-Entry Share, and such Book-Entry Share shall be canceled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until such “agent’s message” (or such other evidence) is received, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and shall not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, GF or the Surviving Company.

(c) Each holder of record of a book-entry warrant (“Book-Entry Warrant”), which immediately prior to the Effective Time represented outstanding GF Warrants that were converted into the right to receive Company AD Warrants pursuant to Section 2.08(d), shall, upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive in exchange therefor one (1) Company AD Warrant for each GF Warrant formerly represented by such Book-Entry Warrant, and such Book-Entry Warrant shall be canceled. Payment of the Company AD Warrants with respect to Book-Entry Warrants shall only be made to the Person in whose name such Book-Entry Warrants are registered. Until such “agent’s message” (or such other evidence) is received, each Book-Entry Warrant shall be deemed at any time after the Effective Time to represent only the right to receive the applicable number of Company AD Warrants, as applicable, and shall not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, GF or the Surviving Company.

Section 2.11 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, GF, Merger Sub, IntermediateCo, the Company, the Surviving Company, the Exchange Agent, and any applicable withholding agent (each, a “Withholding Party”) shall be entitled to deduct and withhold from any consideration or other amount payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under any Applicable Legal Requirements; provided that, if any Withholding Party determines that any amounts payable pursuant to this Agreement is subject to deduction and/or withholding (other than any deduction or withholding required in respect of compensatory amounts or amounts paid to a public shareholder of any of the Parties), then such Withholding Party shall use commercially reasonable efforts to (i) provide notice to such Person as soon as reasonably practicable after such determination, and (ii) cooperate with such Person to reduce or eliminate any such deduction or withholding to the extent permitted by Applicable Legal Requirements. To the extent that amounts are so deducted or withheld and, to the extent required, paid over to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of GF and Merger Sub, the officers and directors or members, as applicable (or their designees) of the Surviving Company are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.13 Intended Tax Treatment. The Parties intend that, for U.S. federal, and applicable state and local, income tax purposes, the Merger, the Pre-Closing Reorganization, the GF Class B Conversion, and the Eligible Transfers qualify for their respective Intended Tax Treatments. Except as otherwise permitted or contemplated by this Agreement, none of the Parties shall knowingly take any action or knowingly agree to take any action that would reasonably be expected to prevent the Merger, the Pre-Closing Reorganization, the GF Class B Conversion, and the Eligible Transfers from qualifying for their respective Intended Tax Treatments. The Merger, the Pre-Closing Reorganization, the GF Class B Conversion and the Eligible Transfers shall be reported by the Parties for all applicable Tax purposes in accordance with their respective Intended Tax Treatments, including by completing an IRS Form 8937 (which the Parties shall reasonably cooperate with each other and their respective advisors to prepare, or cause to be prepared, between the date hereof through the Closing, and which shall be in form and substance reasonably satisfactory to each of the Company and GF) and complying with the reporting requirements contained in Treasury Regulations Section 1.367(a)-3(c)(6), in each case unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar U.S. state, local or non-U.S. Applicable Legal Requirements) or a change in Applicable Legal Requirements. Each of the Company and GF agrees to use reasonable best efforts to promptly notify the other of any challenge to any Intended Tax Treatment by any Governmental Entity. The Parties shall reasonably cooperate with each other and their respective counsel to document and support the Tax treatment of the relevant portions of the Transactions consistent with their respective Intended Tax Treatments, including providing factual support letters. For the avoidance of doubt, the qualification of the relevant portions of the Transactions for their respective Intended Tax Treatments shall not be a condition to Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY AND MERGER SUB

Except as set forth in the Company’s disclosure schedules delivered by the Company in connection with this Agreement (the “Company Disclosure Letter”) (provided, that, any matter required to be disclosed shall only be disclosed by specific disclosure in the corresponding section of the Company Disclosure Letter (unless it is reasonably apparent that such disclosure relates to another section of this Article III) or by cross-reference to another section of the Company Disclosure Letter), the Company hereby represents and warrants to GF as follows:

Section 3.01 Organization and Qualification; Subsidiaries.

(a) The Company is a joint stock corporation (anonim sirket) duly organized, validly existing and in good standing under the laws of Turkey and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Company Subsidiary is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where such failure would not have a Company Material Adverse Effect. Each Group Company is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) A true and complete list of all the Company Subsidiaries, together with the jurisdiction of incorporation of each Company Subsidiary and the percentage of the outstanding capital stock of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 3.01(b) of the Company Disclosure Letter. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity.

Section 3.02 Organizational Documents; Company Subsidiaries. The Company has, prior to the date of this Agreement, made available to GF a complete and correct copy of the Organizational Documents, each as amended to date, of each Group Company. Such Organizational Documents are in full force and effect. The Company is not in violation of any of the provisions of its Organizational Documents. No Company Subsidiary is, to the Knowledge of the Company, in material violation of any of the provisions of its Organizational Documents.

Section 3.03 Capitalization.

(a) The authorized capital stock of the Company consists of 39,500,000 Company Ordinary Shares. As of the execution of this Agreement, 39,500,000 Company Ordinary Shares are issued and outstanding.

(b) The authorized capital stock of Merger Sub consists of 5,000 Merger Sub Shares. As of the execution of this Agreement, 100 Merger Sub Shares are issued and outstanding. The issued and outstanding Merger Sub Shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights.

(c) There are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or Merger Sub or obligating the Company or Merger Sub to issue or sell any shares of capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares of capital stock, or other equity or other voting interests in, the Company or Merger Sub, as applicable. Neither the Company nor Merger Sub is a party to, or otherwise bound by, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company or Merger Sub, as applicable. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which the Company is a party, or to the Knowledge of the Company, among any holder of the capital stock of the Company to which the Company is not a party, with respect to the voting of the capital stock of the Company.

(d) The shares of the capital stock of each Company Subsidiary owned by a Group Company are duly authorized, validly issued, fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights, and are owned by the applicable Group Company free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Organizational Documents of such Company Subsidiary.

Section 3.04 Authority relative to this Agreement. The Company and Merger Sub have all necessary corporate power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by GF, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The board of directors of the Company has approved this Agreement and the Transactions.

Section 3.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company and Merger Sub does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the relevant laws of Turkey and of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions contemplated by Section 3.05(b) and assuming all other required filings, waivers, approvals, consents, authorizations and notices disclosed in Section 3.05(a) of the Company Disclosure Letter, have been made, obtained or given, the performance of this Agreement by the Company shall not (i) conflict with or violate the Organizational Documents of any Group Company, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 3.05(b) have been obtained and all filings and obligations described in Section 3.05(b) have been made, conflict with or violate any Applicable Legal Requirement applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of, or constitute a default under, or give to others any rights of termination, amendment, acceleration or cancellation of any Company Material Contract, or result in the creation of a Lien (other than any Permitted Lien) under any Company Material Contract on any property or asset of any Group Company, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as set forth in Section 3.05(b) of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company and Merger Sub does not, and the performance of this Agreement by the Company and Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Entity, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, the state securities or “blue sky” laws (“Blue Sky Laws”), state takeover laws, Turkish Commercial Code, Capital Markets Law numbered 6362 of Turkey, and filing and recordation of appropriate merger documents as required by the Turkish Commercial Code and the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.06 Permits; Compliance.

(a) Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and Orders of any Governmental Entity necessary for the Group Company to own, lease and operate its properties in all material respects and to carry on its business in all material respects as it is now being conducted (each, a “Company Permit”), in each case, except where the failure to have such Company Permit would not, individually or in the aggregate, be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.06(a) of the Company Disclosure Letter, all Company Permits are valid, binding and in full force and effect in all material respects. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened in writing and no event has occurred which would result in the suspension or cancellation of the Company Permits, except where the failure to have such Company Permit would not, individually or in the aggregate, be expected to have a Company Material Adverse Effect.

(b) Except as set forth in Section 3.06(b) of the Company Disclosure Letter, to the Knowledge of the Company, each current employee of the Group Companies currently providing any flight, maintenance, operation or handling of any aircraft owned, leased or operated by the Group Companies as of the date hereof (the “Aircraft”) has all material required licenses, certifications, training and competencies to provide such flight, maintenance, operation or handling of such Aircraft. All Aircraft that are in operation are properly registered on an Aviation Authority aircraft registry in all material respects and have a validly issued certificate of airworthiness that is in full force and effect (except for the period of time any Aircraft may be out of service and such certificate is suspended in connection therewith).

(c) Except as would not reasonably be expected to result in material liability to the applicable Group Company, all records required by Applicable Legal Requirements to be maintained for each Aircraft are correct and complete and are currently in the possession of the applicable Group Company.

(d) Except as set forth in Section 3.06(d) of the Company Disclosure Letter, no Group Company is in conflict with, or in default, breach or violation of, (i) any Applicable Legal Requirement applicable to the Group Company or by which any property or asset of the Group Company is bound or affected, or (ii) any Company Permit, except, in each case, for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, have not had, and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.07 Financial Statements; Insolvency.

(a) Attached as Section 3.07(a) of the Company Disclosure Letter are true and complete copies of the audited consolidated balance sheet of the Group Companies as of the years ended December 31, 2020 and 2021, and the related audited consolidated statements of operations and cash flows of the Group Companies for the years then ended (collectively, the “Audited Annual Financial Statements”). The Audited Annual Financial Statements (including the notes thereto) (i) were prepared in accordance with the Applicable Legal Requirements of Turkey and the International Financial Reporting Standards (“IFRS”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as of the date thereof and for the period indicated therein, except as otherwise noted therein.

(b) Attached as Section 3.07(b) of the Company Disclosure Letter are true and complete copies of the unaudited consolidated balance sheet of the Group Companies as of September 30, 2022 (the “Balance Sheet”), and the related unaudited consolidated statements of operations and cash flows of the Group Companies for the nine (9) months then ended (collectively, the “Unaudited Annual

Financial Statements” and, together with the Audited Annual Financial Statements, the “Financial Statements”). The Unaudited Annual Financial Statements (i) were prepared in accordance with the Applicable Legal Requirements of Turkey and IFRS, applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as of the date thereof and for the period indicated therein, except as otherwise noted therein.

(c) Except as and to the extent provided for in, or otherwise reflected or reserved for on, the Financial Statements or disclosed in the notes thereto, no Group Company has any Liability (whether accrued, absolute, contingent or otherwise), except for: (i) Liabilities that were incurred in the ordinary course of business since the date of such Balance Sheet, (ii) obligations for future performance under any contract to which the Group Company is a party, (iii) Liabilities incurred in connection with this Agreement and the Transactions, or (iv) such other Liabilities and obligations which, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Company Material Adverse Effect.

(d) No Group Company is insolvent under the insolvency laws of any jurisdiction applicable to it or is unable to pay, or has stopped paying for any material duration, its debts as they fall due, and the assets of the Group Company exceeds its Liabilities. No circumstances have arisen for technical insolvency (as defined under Paragraph 3 Article 376 of the Turkish Commercial Code and the Article 376 Implementation Communiqué), declaration of bankruptcy or opening of composition proceedings in respect of the Company.

(e) No resolution has been adopted in relation to and the Company has not been involved in any proceedings for (i) concordatum (konkordato) in accordance with Article 286 et seq, Article 309 or Article 309/a et seq of the Turkish Enforcement and Insolvency Act, (ii) voluntary liquidation (tasfiye) in accordance with Article 536 et seq of the Turkish Commercial Code, (iii) dissolution (fesih) under either Article 530 or Article 531 of the Turkish Commercial Code, or (iv) insolvency (iflas). No events have occurred which would justify any similar insolvency proceedings within the respective jurisdiction of organization of the other Group Companies.

Section 3.08 Absence of Certain Changes or Events. Since September 30, 2022 and on and prior to the date of this Agreement, except as otherwise reflected in the Unaudited Annual Financial Statements or as expressly contemplated by this Agreement, (a) the Group Companies have conducted their respective businesses in all material respects in the ordinary course, except as required by any Applicable Legal Requirements (including COVID-19 Measures), and (b) there has not been a Company Material Adverse Effect.

Section 3.09 Litigation. Except as set forth in Section 3.09 of the Company Disclosure Letter, there is (a) no Legal Proceeding pending or, to the Knowledge of the Company, threatened against any Group Company, or any property or asset of any Group Company, or against any of the directors or executive officers of any Group Company with regard to their actions as such in each case, that, as of the Closing, would reasonably be expected to have a Company Material Adverse Effect; (b) no Legal Proceeding pending or threatened in writing by any Group Company against any third party; (c) no written settlement or similar agreement with respect to any previously pending or threatened Legal Proceeding that imposes any material ongoing obligation or restriction on any Group Company; and (d) no Group Company is subject to any pending or, to the Knowledge of the Company, threatened Order or, to the Knowledge of the Company, any of the directors or executive officers of any Group Company with regard to their actions as such.

Section 3.10 Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Letter lists, as of the date of this Agreement, each material Benefit Plan that is sponsored, maintained and/or contributed to by any Group Company or under which any Group Company has or reasonably expects to have any obligation or Liability under (each, a “Company Benefit Plan”); provided, that, Section 3.10(a) of the Company Disclosure Letter shall not include any employment agreement, offer letter or individual consulting agreement that is, in each case, consistent in all material respects with the form(s) set forth on Section 3.10(a) of the Company Disclosure Letter.

(b) No Company Benefit Plan has ever (i) had a participant (or a dependent or beneficiary thereof) who, at the time such participant was a participant in such Company Benefit Plan, resided in the United States, or (ii) been subject to the Applicable Legal Requirements of the United States, including ERISA and the Code. No Group Company has any obligation or Liabilities under any Benefit Plan that at any time was subject to the Applicable Legal Requirements of the United States, including ERISA and the Code.

(c) With respect to each material Company Benefit Plan, the Company has made available to GF, if applicable, (i) a true and complete copy of the current plan document and all amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) a copy of the most recent annual reports, and (iv) any material correspondence from any Governmental Entity with respect to any Company Benefit Plan within the past three (3) years. No Group Company has, as of the date hereof, any express commitment to modify, change or terminate a Company Benefit Plan, other than with respect to a modification, change or termination required by Applicable Legal Requirements.

(d) Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall (either alone or in combination with another event), (i) entitle any Service Provider to separation pay, severance, termination or similar benefits, (ii) accelerate the time of payment or vesting, or material increase in the amount of compensation due to any such Service Provider, or (iii) result in any payment or benefit (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(e) None of the Company Benefit Plans provides, nor does any Group Company have any obligation to provide, retiree medical benefits to any current or former Service Provider after termination of employment or service, except as (i) may be required by any Applicable Legal Requirements, (ii) coverage through the end of the calendar month in which a termination of employment occurs, or (iii) with respect to reimbursement of health benefit continuation premiums.

(f) Except as set forth in Section 3.10(f) of the Company Disclosure Letter, and except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) each Company Benefit Plan is and has been within the past six (6) years in compliance in accordance with its terms and the requirements of all Applicable Legal Requirements, (ii) the Group Companies have performed all obligations required to be performed by them under, are not in default under or in violation of, and have no Knowledge of any default or violation by any party to, any Company Benefit Plan, and (iii) no Legal Proceeding is pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Legal Proceeding.

(g) All contributions, premiums or other payments required to be made with respect to any Company Benefit Plan have been timely made to the extent due or properly accrued on the Financial Statements, except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect.

(h) The Group Companies have timely made all contributions and satisfied all obligations with respect to any statutory plan, program or arrangement that is required under any Applicable Legal Requirements and maintained by any Governmental Entity covering current or former Service Providers, except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect.

(i) Except as set forth in Section 3.10(i) of the Company Disclosure Letter, each Company Benefit Plan (i) that is intended to qualify for special tax treatment has met all requirements for such tax treatment, (ii) if required to be fully funded and/or book-reserved is fully funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions and do not have unfunded Liabilities that could reasonably be expected to be imposed upon the assets of any Group Company by reason of such Company Benefit Plan, (iii) is in compliance in all material respects with its terms and all Applicable Legal Requirements, and (iv) if intended or required to be qualified, approved or registered with a Governmental Entity, is and has been so qualified, approved or registered and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to result in the loss of such qualification, approval or registration, as applicable.

Section 3.11 Labor and Employment Matters.

(a) The Company has made available to GF a true, correct and complete list of all employees of the Group Companies as of the date hereof and sets forth for each such individual the following: (i) name and employing entity, (ii) title or position and location of employment, (iii) current annualized base salary or (if paid on an hourly basis) hourly rate of pay, and (iv) commission, bonus or other incentive-based compensation eligibility.

(b) Except as set forth in Section 3.11(b) of the Company Disclosure Letter, no Service Provider has resided in the United States at the time such individual was a Service Provider.

(c) No employee or other Service Provider of any Group Company is represented by a labor union, works council, trade union, or similar representative of employees with respect to their employment with the Group Company, and no Group Company is a party to, subject to, or bound by a collective bargaining agreement, collective agreement, or any other contract or agreement with a labor union, works council, trade union, or similar representative of employees. There are no, and since the January 1, 2021 there have not been any, strikes, lockouts or work stoppages existing or, to the Knowledge of the Company, threatened, with respect to any employees or other Service Providers or the Group Companies and there have been no union certification or representation petitions or demands with respect to the Group Companies or any of their employees or other Service Providers and, to the Knowledge of the Company, no union organizing campaign or similar effort is pending or threatened with respect to the Group Companies, or any of their respective employees or other Service Providers.

(d) Except as set forth in Section 3.11(d) of the Company Disclosure Letter, there are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened against any Group Company by or on behalf of any of their respective current or former employees or other Service Providers.

(e) Except as set forth in Section 3.11(e) of the Company Disclosure Letter, the Group Companies are and have been since January 1, 2021 in compliance in all material respects with all Applicable Legal Requirements relating to labor and employment, including all such Applicable Legal Requirements regarding employment practices, employment discrimination, terms and conditions of employment, collective redundancy (including Article 26 of the Turkish Labor Act and any subordinated legislation, as applicable), work visas and work permits, statutory remuneration rights, overtime pay, weekend and rest breaks, minimum wage, annual paid leave and sick leave and all other employee leaves, recordkeeping, data privacy, classification of employees and independent contractors, wages and hours, anti-harassment (including all such Applicable Legal Requirements relating to the prompt and thorough investigation and remediation of any complaints) and occupational safety and health requirements. Each employee of the Group Companies and each other Service Provider has been paid (and as of the Closing will have been paid) all material wages, bonuses, remuneration (including severance payments, notice payments and annual leave payments) and other sums owed and due to such individual as of such date. None of the Group Companies currently employs or, to the Knowledge of the Company, has ever employed, any person who was not permitted to work in the jurisdiction in which such person was employed.

(f) To the Knowledge of the Company, since January 1, 2021, no allegations of sexual harassment or misconduct have been made to any Group Company against an individual in his or her capacity as a director or officer of the Group Company.

(g) None of the sub-employer (alt işverenlik) agreements between the Company and the Service Providers may be deemed “collusive” as per Article 2/8 of the Turkish Labor Act. Each Company monitors that the Service Providers, which are sub-employers, (i) meet their requirements for occupational health and safety at the premises of the Group Company, and (ii) duly and timely makes the payments of the employees’ receivables, compensations and social security contributions.

Section 3.12 Real Property; Title to Assets.

(a) The Company does not own any real property.

(b) Section 3.12(b) of the Company Disclosure Letter lists as of the date of this Agreement the street address of each real property leased by each Group Company (the “Leased Real Property”) in respect of which the Group Company is required to make payments, and sets forth a list, as of the date of this Agreement, of each lease, sublease, and license pursuant to which the Group Company leases, subleases or licenses any Leased Real Property (together with each material amendment thereto, each, a “Lease”). True, correct and complete copies of all Leases have been made available to GF. There are no leases, subleases, sublicenses, concessions or other contracts granting to any Person other than the Group Company the right to use or occupy any Leased Real Property, and (i) all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and (ii) there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Group Company or, to the Knowledge of the Company, by the other party to such Leases, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Other than due to any actions taken due to any COVID-19 Measures, there are no contractual or legal restrictions that preclude or restrict the ability of any Group Company to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, have and would not reasonably be expected to have a Company Material Adverse Effect.

(d) Each Group Company has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Letter contains, as of the date of this Agreement, a true, correct and complete list of all registered Intellectual Property constituting Company-Owned IP.

(b) Except as set forth in Section 3.13(b) of the Company Disclosure Letter, and except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) the Group Companies exclusively own and possess, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP and have the right to use pursuant to a valid written contract or license, or other lawful right, all Company-Licensed IP (provided, however, that the foregoing shall not be interpreted to be a representation regarding non-infringement), and all such rights shall survive the consummation of the Transactions contemplated by this Agreement (other than pursuant to abandonment, lapse, cancellation, expiration or similar act or omission in the course of prosecution of any Company-Owned IP), without any acceleration of any payments with respect to any material Company-Licensed IP, (ii) all registered Intellectual Property constituting Company-Owned IP is subsisting and, to the Knowledge of the Company, valid and enforceable, (iii) the Company-Owned IP, together with Company-Licensed IP and Company IT Systems, is sufficient in all material respects for the conduct of the business, of the Group Companies as currently conducted, (iv) each Group Company has taken reasonable actions to protect confidentiality of its material Trade Secrets and other material confidential information of the Group Company, and (v) to the Knowledge of the Company, no Group Company has disclosed any material Trade Secrets or other material confidential information of the Group Company to any other third person other than pursuant to a confidentiality agreement under which such other person agrees to maintain the confidentiality thereof.

(c) Since January 1, 2020, there have been no claims filed and served, against any Group Company in any forum, by any Person (A) contesting the validity, use, ownership, or enforceability of any of the Company-Owned IP (other than office actions received from the U.S. Patent and Trademark Office and its foreign counterparts in the course of registering any Company-Owned IP), or (B) alleging any infringement, misappropriation of, or other violation by any Group Company of, any Intellectual Property rights of other Persons. Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, to the Knowledge of the Company, since January 1, 2020, the operation of the business of the Group Companies has not infringed, misappropriated or violated, and does not infringe, misappropriate or violate, such Intellectual Property of other Persons; and to the Knowledge of the Company, since January 1, 2020, no Person is infringing, misappropriating or otherwise violating any of the Company-Owned IP.

(d) Except as set forth in Section 3.13(b) of the Company Disclosure Letter, all Persons who have contributed, developed or conceived any material Company-Owned IP have executed valid written agreements with a Group Company pursuant to which such Persons assigned to the Group Company all of their entire right, title, and interest in and to such material Intellectual Property, except to the extent such Intellectual Property is owned by a Group Company by operation of law.

(e) Except as would not reasonably be expected to have a material adverse impact on the businesses of the Group Companies, taken as a whole, the Group Companies (i) comply and have complied with the terms of all applicable Open Source Software licenses, and (ii) do not use and have not used any Open Source Software in a manner that would obligate any of the Group Companies to make available the source code of any of the material Software constituting Company-Owned IP for redistribution to any Person at no charge.

(f) Except as set forth in Section 3.13(f) of the Company Disclosure Letter, and except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) the Group Companies maintain commercially reasonable disaster recovery, business continuity and risk assessment plans, procedures and facilities, and (ii) to the Knowledge of the Company, there has not been any material failure with respect to any of the Company IT Systems that has materially disrupted the business of the Group Companies.

(g) Except as set forth in Section 3.13(g) of the Company Disclosure Letter, the Group Companies (i) are and have been since January 1, 2020 in compliance in all material respects with all applicable laws, as well as their own rules, policies and procedures, relating to data privacy, data protection, and data security (collectively, “Privacy/Data Security Requirements”), and (ii) have implemented and maintained a data security plan with commercially reasonable administrative, technical and physical safeguards to protect Personal Data against unauthorized access, use, loss and damage, except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect.

(h) Except as set forth in Section 3.13(h) of the Company Disclosure Letter, since January 1, 2020, (i) to the Knowledge of the Company, there has been no unauthorized access to, or use, misuse or loss of, or damage to, any Personal Data maintained by or on behalf of any of the Group Companies, (ii) no Person (including any Governmental Entity) has made any written claim or commenced any action with respect to any unauthorized access to, or use, misuse or loss of, or damage to, any Personal Data maintained by or on behalf of any of the Group Companies; and (iii) none of the Group Companies has provided or been legally or contractually required to provide any notices to any Person in connection with a disclosure of Personal Data or other Privacy/Data Security Requirements.

Section 3.14 Taxes.

(a) The Group Companies: (i) have timely filed (taking into account applicable extensions of time within which to file) all material Tax Returns they are required to file as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects, and (ii) have paid all material Taxes that are due and payable, whether or not shown on any Tax Returns, other than Taxes being contested in good faith and for which appropriate reserves have been established in accordance with the Applicable Legal Requirements.

(b) No Group Company has waived any statute of limitations with respect to the assessment of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which such waiver or extension remains in effect. No deficiency, assessment, or claim in respect of a material amount of Taxes has been asserted or assessed by any Governmental Entity against a Group Company that remains unresolved, except for deficiencies, assessments and claims being contested in good faith and for which appropriate reserves have been established in accordance with the Applicable Legal Requirements or any applicable accounting principles. Except as set forth in Section 3.14(b) of the Company Disclosure Letter, no Group Company is currently engaged in any audit, administrative proceeding or judicial proceeding with respect to a material amount of Taxes.

(c) No Group Company is a party to, is bound by or has any material obligation under any Tax sharing, Tax indemnification, or Tax allocation agreement (other than (i) customary commercial contracts not primarily related to Taxes, or (ii) an agreement among only the Group Companies) that would reasonably be expected to give rise to a material payment obligation after the Closing.

(d) No Group Company shall be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting of the Group Company for a taxable period ending on or prior to the Closing Date made or required to be made prior to the Closing, (ii) written agreement with any Governmental Entity relating to Tax matters of the Group Company, including any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law), executed by the Group Company prior to the Closing, (iii) installment sale or open transaction disposition made by the Group Company prior to the Closing, or (iv) prepaid amount received by the Group Company prior to the Closing outside the ordinary course of business.

(e) Each Group Company has withheld and paid to the appropriate Tax authority all material amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all other Applicable Legal Requirements relating to the reporting, payment, and withholding of such Taxes.

(f) No Group Company has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which the Company is the common parent or of which the Group Companies are the only members).

(g) No Group Company has any material liability for the Taxes of any Person (other than the Group Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Applicable Legal Requirement), as a transferee or successor, or by Contract (other than, in each case, Liabilities for Taxes pursuant to customary commercial contracts not primarily related to Taxes) or otherwise pursuant to any Applicable Legal Requirements.

(h) No Group Company that is incorporated in the United States has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-deferred treatment under Section 355 of the Code in the past two (2) years.

(i) No Group Company that is incorporated in the United States has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) There are no Liens with respect to a material amount of Taxes upon any assets of the Group Companies except for Permitted Liens.

(k) No Group Company has received written notice from a Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized that has not been resolved.

(l) No Group Company has received any written notice of a claim from a Tax authority in a jurisdiction in which the Group Company does not file Tax Returns stating that the Group Company is or may be subject to material taxation in such jurisdiction that has not been resolved.

(m) No Group Company organized in a jurisdiction outside the United States has filed an IRS Form 8832 electing to be treated as other than its default classification for U.S. federal income tax purposes. No Group Company is treated as a “domestic corporation” under Section 7874(b) of the Code (for this purpose disregarding the effects of any actions or transactions contemplated by this Agreement).

(n) The Company is and has been engaged in an active trade or business outside of the United States, conducted through its officers and employees, for a continuous period of at least thirty-six (36) months and has derived gross revenue in connection with such trade or business, and the Company does not have an intention to substantially dispose of or discontinue such trade or business.

(o) No Group Company has knowingly taken or knowingly agreed to take any action, nor to the knowledge of the Company are there any facts or circumstances, that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their Intended Tax Treatments.

Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 3.14: (x) refer only to the past activities of the Group Companies and are not intended to serve as representations to, or a guarantee of, nor can they be relied upon for, or with respect to, Taxes attributable to any taxable periods (or portions thereof) beginning after, or Tax positions taken after, the Closing Date; and (y) are not representations or warranties as to the amount of, or limitations on, any net operating losses, Tax credits, Tax carryforwards or other Tax attributes that the Group Companies may have.

Section 3.15 Environmental Matters. Except as set forth in Section 3.15 of the Company Disclosure Letter, and except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) the Group Companies have all material permits, licenses and other authorizations required of them under applicable Environmental Law (“Environmental Permits”);

(b) the Group Companies are in compliance with applicable Environmental Laws and Environmental Permits; and

(c) no Group Company is the subject of any pending Legal Proceeding alleging any violation of applicable Environmental Law.

Section 3.16 Material Contracts.

(a) Section 3.16 of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” shall mean each Lease, IP Contract and each of the following Contracts to which any Group Company is a party, other than a Company Benefit Plan and the Transaction Agreements:

(i) Each Contract with a vendor or supplier (other than purchase orders entered into in the ordinary course of business) that involved the expenditure or receipt by the Group Companies of more than $5,000,000 during the fiscal year ended December 31, 2021 or are reasonably expected to involve the expenditure or receipt by Group Company of more than $5,000,000 in the aggregate in the twelve (12)-month period from December 31, 2021;

(ii) Each note, debenture, or other evidence of Indebtedness for money borrowed by a Group Company having an outstanding principal amount, in each case, in excess of $5,000,000, other than a Permitted Lien, or any such note, debenture or other evidence of indebtedness under which any Person (other than another Group Company) has directly or indirectly guaranteed Indebtedness of a Group Company;

(iii) Each Contract for the acquisition or the disposition of any material tangible assets, properties or business divisions entered into by a Group Company, in each case, whether by merger, purchase or sale of stock or tangible assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business) occurring since January 1, 2021;

(iv) Each Contract evidencing an outstanding obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(v) Each collective bargaining agreement with any labor union or any other labor-related agreements or arrangements, in each case with any labor union, labor organization, or works council;;

(vi) Each employment or consulting (with respect to an individual, independent contractor) Contract providing for annual base salary or annual consulting fee payments in excess of $150,000, excluding any such employment, consulting, or management Contract that either: (A) is terminable by the applicable Group Company at will; or (B) provides for severance, notice and/or garden leave obligations of ninety (90) days or less or such longer period as is required by Applicable Legal Requirements;

(vii) Each joint venture Contract, partnership agreement or limited liability company agreement with a third party (in each case, other than with respect to wholly-owned Company Subsidiaries);

(viii) Each Contract (other than those made in the ordinary course of business) that purports to limit or contains covenants expressly limiting in any material respect the freedom of a Group Company to: (A) compete with any Person in a product line or line of business; (B) operate in any geographic area; or (C) solicit customers, other than in respect of customary non-disclosure agreements entered into by any Group Company in the ordinary course of business; and

(ix) Each Contract (other than those made in the ordinary course of business) providing for the grant of any preferential rights to purchase or lease any asset of a Group Company.

(b) All Company Material Contracts are: (i) in full force and effect, subject to the Remedies Exception; and (ii) represent the valid and binding obligations of the Group Company party thereto and, to the Knowledge of the Company, represent the valid and binding obligations of the other parties thereto, in each case, except as would not reasonably expected to, individually or in the aggregate, constitute a Company Material Adverse Effect. True, correct and complete copies of all written Company Material Contracts have been made available to GF. No Group Company, nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the Company Material Contracts, and no party to any Company Material Contract has given any written or, to the Knowledge of the Company, oral, claim or notice of any such breach, default or event, which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

Section 3.17 Insurance.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material insurance policies relating to its business, properties, assets, directors, officers and employees as of the date of this Agreement (collectively, the “Insurance Policies”). True and complete copies of the Insurance Policies have been made available to GF or its representatives.

(b) The Company has not received any written notice from any insurer under any of the Insurance Policies, canceling, terminating or materially adversely amending any Insurance Policy or denying renewal of coverage thereunder and all premiums on such insurance policies due and payable as of the date hereof have been paid.

(c) As of the date of this Agreement, the Group Companies are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged. No Group Company is in material default with respect to its obligations under any Insurance Policy applicable to it, and all premiums due on each Insurance Policy have been paid in accordance with the payment terms of such Insurance Policy, except for such default as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies or the ability of the Company to perform its obligations under this Agreement or the Transaction Agreements to which it is or required to be a party or otherwise bound.

Section 3.18 Absence of Certain Business Practices.

(a) For the past five (5) years, the Company, and, solely with respect to activities performed for or on behalf of the Company, each of respective officers, directors, employees, and to the Knowledge of the Company, agents have been: in compliance with all applicable: (i) sanctions laws, including the U.S. economic sanctions laws administered by the U.S. Department of the Treasury’s, Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the United Kingdom, and the European Union; (ii) Ex-Im Laws; and (iii) Anti-Corruption Laws ((i)-(iii) collectively, the “Customs & International Trade Laws”).

(b) For the past five (5) years, the Company has not made any voluntary or involuntary disclosures or received written notice that it is subject to any civil or criminal investigation, proceeding, audit or any other inquiry, or has conducted any internal investigation, or is aware of any allegation involving or otherwise relating to any alleged or actual material violation of the Customs & International Trade Laws; and there have been no pending or, to the Knowledge of the Company, threatened actions or investigations by a Governmental Entity of the Company in connection with any allegation involving or otherwise relating to any alleged or actual violation of the Customs & International Trade Laws.

Section 3.19 Interested Party Transactions. Except as set forth in Section 3.19 of the Company Disclosure Letter, and except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, none of the Group Companies, or to the Knowledge of the Company, no director, officer or other Affiliate of any Group Company, has or has had, directly or indirectly: (i) a beneficial interest in any Company Material Contracts, or (ii) any contractual or other arrangement with any Group Company, other than customary indemnity arrangements and the Shareholder Loan; provided, however, that for clarity, no disclosure shall be required under this Section 3.19 with respect to any matter set forth in the foregoing clauses (i) through (ii) involving any portfolio company of any venture capital, private equity, angel or strategic investor in the Company (except to the extent such disclosure would be required pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act).

Section 3.20 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.21 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article III (as modified by the Company Disclosure Letter) or in the corresponding representations and warranties contained in the certificate delivered by the Company pursuant to Section 7.03(d), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at law or in equity) with respect to the Company, its Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, Liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to GF, its Affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Letter) or in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any other person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to GF, its Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to GF, its Affiliates or any of their respective Representatives or any other person, and any such representations or warranties are expressly disclaimed.

Section 3.22 Information Supplied. None of the information supplied or to be supplied by the Company, or by any person acting on behalf of the Company, expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Entity or stock exchange with respect to the Transactions; (b) in the Registration Statement/ Proxy Statement; or (c) in the mailings or other distributions to GF Stockholders and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Closing Press Release and the filings to be made in connection with the execution and delivery of this Agreement and the Transactions, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of GF or its Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF GF

Except as disclosed in the GF SEC Reports filed or submitted on or prior to the date hereof or GF’s disclosure schedules (the “GF Disclosure Letter”) delivered by GF in connection with this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such GF SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such a GF SEC Report shall be deemed to modify or qualify the representations and warranties set forth in Section 4.01 (Organization and Qualification), Section 4.03 (Capitalization), Section 4.04 (Authority Relative to This Agreement), Section 4.08(a) and Section 4.08(b) (Business Activities), and Section 4.11 (Brokers)), GF hereby represents and warrants to the Company as follows:

Section 4.01 Organization and Qualification.

(a) GF is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. GF is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a GF Material Adverse Effect.

(b) GF does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

Section 4.02 Organizational Documents. As of the date hereof, GF has furnished to the Company complete and correct copies of the GF Organizational Documents. The GF Organizational Documents are in full force and effect. GF is not in violation of any of the provisions of the GF Organizational Documents.

Section 4.03 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of GF consists of (i) 200,000,000 GF Class A Common Shares, (ii) 20,000,000 GF Class B Common Shares, and (iii) 1,000,000 shares of preferred stock with a par value of $0.0001 per share (“GF Preferred Shares”). As of the date of this Agreement (A) 34,500,000 GF Class A Common Shares are issued and outstanding (subject to Redemption Rights), all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (B) 8,625,000 GF Class B Common Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (C) no GF Class A Common Shares or GF Class B Common Shares are held in the treasury of GF, (D) 8,900,000 GF Private Placement Warrants are issued and outstanding, (E) 17,250,000 GF Public Warrants are issued and outstanding, and (F) 26,150,000 GF Class A Common Shares are reserved for future issuance pursuant to the GF Warrants. As of the date of this Agreement, there are no GF Preferred Shares issued and outstanding. Each GF Warrant is exercisable for one GF Class A Common Share at an exercise price of $11.50, subject to the terms of such GF Warrant and, with respect to the GF Private Placement Warrants, the Warrant Agreement.

(b) All outstanding GF Class A Common Shares, GF Class B Common Shares and GF Warrants have been issued and granted in compliance in all material respects with all applicable securities laws and other Applicable Legal Requirements.

(c) Except for this Agreement, the GF Warrants and the GF Class B Common Shares, GF has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of GF or obligating GF to issue or sell any shares of capital stock of, or other equity interests in, GF. All GF Class A Common Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and non-assessable. GF is not a party to, or otherwise bound by, and GF has not granted, any equity appreciation rights, participations, phantom equity or similar rights. GF is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of GF Class A Common Shares or any of the equity interests or other securities of GF. Except with respect to the Redemption Rights and the GF Warrants, there are no outstanding contractual obligations of GF to repurchase, redeem or otherwise acquire any GF Class A Common Shares. There are no outstanding contractual obligations of GF to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 4.04 Authority Relative to this Agreement. GF has all necessary corporate or company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by GF and the consummation by GF of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of GF are necessary to authorize this Agreement or to consummate the Transactions (other than with respect to the Transactions, which require the GF Stockholder Approval). This Agreement has been duly and validly executed and delivered by GF and constitutes a legal, valid and binding obligation of GF, enforceable against GF in accordance with its terms subject to the Remedies Exceptions.

Section 4.05 No Conflict; Required Filings and Consents.

(a) Subject to receipt of the GF Stockholder Approval, the execution and delivery of this Agreement by GF do not, and the performance of this Agreement by GF shall not, (i) conflict with or violate the GF Organizational Documents, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any Applicable Legal Requirements applicable to GF or by which any of their properties or assets are bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of GF pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which GF is a party or by which GF or any of its properties or assets are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a GF Material Adverse Effect.

(b) The execution and delivery of this Agreement by GF do not, and the performance of this Agreement by GF shall not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Entity, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover laws, and filing and recordation of appropriate Certificate of Merger as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a GF Material Adverse Effect.

Section 4.06 Compliance. GF is not or has not been in material conflict with, or in material default, breach or violation of, (a) any Applicable Legal Requirements applicable to GF or by which any property or asset of GF is bound or affected; or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which GF is a party or by which GF or any property or asset of GF is bound, except, in each case, for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a GF Material Adverse Effect. GF is in possession of all material franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and Orders of any Governmental Entity necessary for GF to own, lease and operate its properties or to carry on its business as it is now being conducted, in each case, except where the failure to have such franchise, grant, authorization, license, permit, consent, certificate, approval and Order would not, individually or in the aggregate, be expected to have a GF Material Adverse Effect.

Section 4.07 SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) GF has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the SEC since July 8, 2021, together with any amendments, restatements or supplements thereto (collectively, the “GF SEC Reports”). GF has hereto furnished to the Company true and correct copies of all amendments and modifications that have not been filed by GF with the SEC to all agreements, documents and other instruments that previously had been filed by GF with the SEC and are currently in effect. As of their respective dates, the GF SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of any GF SEC Report that is a registration statement, or include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of any other GF SEC Report.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the GF SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of GF as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which, individually or in the aggregate, have not been, and would not reasonably be expected to be, material). GF has no off-balance sheet arrangements that are not disclosed in the GF SEC Reports.

(c) GF has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to GF and other material information required to be disclosed by GF in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to GF’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established, including timely alerting GF’s principal executive officer and principal financial officer to material information required to be included in GF’s periodic reports required under the Exchange Act.

(d) GF has established and maintains a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of GF’s financial reporting and the preparation of GF financial statements for external purposes in accordance with GAAP.

(e) Except as and to the extent set forth in the GF SEC Reports, GF does not have any material liability or obligation of a nature (whether accrued, absolute, contingent or otherwise), except for Liabilities and obligations arising in the ordinary course of GF’s business.

(f) GF is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(g) There are no outstanding loans or other extensions of credit made by GF to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of GF, and GF has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Neither GF (including, to the Knowledge of GF, any employee thereof) nor GF’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by GF, (ii) any fraud that involves GF’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by GF, or (iii) as of the date hereof, any claim or allegation regarding any of the foregoing.

(i) As of the date hereof, there are no outstanding comments from the SEC with respect to the GF SEC Reports. To the Knowledge of GF, none of the GF SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(j) None of the information supplied or to be supplied by GF, or by any person acting on behalf of GF, expressly for inclusion or incorporation by reference in the Registration Statement/Proxy Statement will, as of the time the Registrations Statement becomes effect under the Securities Act and as of the date the Proxy Statement is first mailed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, GF makes no representation, warranty or covenant with respect to any information that was supplied by or on behalf of the Company.

Section 4.08 Business Activities; Absence of Certain Changes or Events.

(a) Since its incorporation, GF has not conducted any business activities other than activities directed toward the accomplishment of a business combination. Except as set forth in the GF Organizational Documents, there is no agreement, commitment or Order binding upon GF or to which GF is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of GF or any acquisition of property by GF or the conduct of business by GF as currently conducted or as contemplated to be conducted as of the Closing.

(b) Except for this Agreement and the Transactions, GF does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, GF has no interests, rights, obligations or Liabilities with respect to, and is not party to, bound by or have its assets or property subject to, in each case whether directly or indirectly, any contract or transaction which is, or could reasonably be interpreted as constituting, a business combination.

(c) Since its incorporation and on and prior to the date of this Agreement, except as expressly contemplated by this Agreement, (i) GF has conducted its business in all material respects in the ordinary course, except as required by any Applicable Legal Requirements (including COVID-19 Measures), (ii) GF has not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of its material assets, (iii) there has not been a GF Material Adverse Effect, and (iv) GF has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 5.02.

Section 4.09 Absence of Litigation. There is: (i) as of the date of this Agreement, no Legal Proceeding pending or, to the Knowledge of GF, threatened against GF, or any property or asset of GF, before any Governmental Entity, and (ii) as of the Closing, no Legal Proceeding pending or, to the Knowledge of GF, threatened against GF, or any property or asset of GF, before any Governmental Entity that would reasonably be expected to have a GF Material Adverse Effect. Neither GF nor any material property or asset of GF is subject to any pending, or, to the Knowledge of GF, threatened Order.

Section 4.10 Board Approval; Vote Required. The GF Board, by resolutions duly adopted by a unanimous vote of those voting at a meeting duly called quorate and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions (including the Merger) are in the best interests of GF, (ii) approved and adopted this Agreement and the Transactions (including the Merger), (iii) recommended that the shareholders of GF approve and adopt this Agreement and approve the Transactions (including the Merger), and (iv) directed that this Agreement and the Transactions (including the Merger), be submitted for consideration by GF Stockholders at the GF Stockholder Meeting. Subject to obtaining the GF Stockholder Approval, the approval of the GF Board is sufficient so that the restrictions on business combinations set forth in the GF Organizational Documents shall not apply to the Merger or any of the other Transactions contemplated hereby.

Section 4.11 Brokers. Except for the brokers, finders or investment bankers listed in Section 4.11 of the GF Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of GF. GF has provided the Company with a true and complete copy of all contracts, agreements and arrangements, including its engagement letters, with the brokers, finders or investment bankers listed in Section 4.11 of the GF Disclosure Letter, other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.

Section 4.12 Undisclosed Liabilities. As of the date of this Agreement, there is no Liability of GF of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for Liabilities provided for in, or otherwise reflected or reserved for on, the financial statements of GF or disclosed in the notes thereto. Section 4.12 of the GF Disclosure Letter sets forth (i) the amount of any accrued and unpaid expenses as of the date of this Agreement, (ii) GF’s good faith estimate (as of the date of this Agreement) of the amount of its total expenses in connection with the Transactions through the Closing, and (iii) the outstanding amounts under any Working Capital Loans as of the date of this Agreement.

Section 4.13 GF Trust Fund. As of the date immediately prior to the date of this Agreement, GF has no less than $$348,572,855.28 in the trust fund established by GF for the benefit of its public shareholders (the “Trust Fund”) maintained in a trust account established by the Trustee in the United States initially at J.P. Morgan Chase Bank, N.A. (or at another U.S. chartered commercial bank with consolidated assets of $100 billion or more) in the United States, maintained by the Trustee, and at a brokerage institution selected by the Trustee that is reasonably satisfactory to GF (the “Trust Account”). Section 4.13 of the GF Disclosure Letter sets forth an approximate aggregate amount of deferred underwriting discounts and commissions being held in the Trust Fund. The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of December 17, 2020, between GF and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. GF has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by GF or the Trustee. There are no separate contracts, agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied): (i) between GF and the Trustee that would cause the description of the Trust Agreement in the GF SEC Reports to be inaccurate in any material respect, or (ii) that would entitle any person (other than GF Stockholders who shall have elected to redeem their GF Class A Common Shares pursuant to the GF Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise Taxes, and to the extent permissible under the Trust Agreement, a 1% excise tax, from any interest income earned in the Trust Account; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the GF Organizational Documents. To the Knowledge of GF, as of the date of this Agreement, following the Effective Time, no GF Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such shareholder is exercising its Redemption Rights. There are no Legal Proceedings pending or, to the Knowledge of GF, threatened in writing with respect to the Trust Account. Upon consummation of the Merger and notice thereof to the Trustee pursuant to the Trust Agreement, GF shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to GF as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the Liabilities and obligations of GF due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (i) to shareholders of GF who shall have exercised their Redemption Rights, (ii) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under any Applicable Legal Requirements, (iii) to the Trustee for fees and costs incurred in accordance with the Trust Agreement, and (iv) to third parties (e.g., professionals, printers, etc.) who have rendered services to GF in connection with its efforts to effect the Merger. As of the date hereof, GF has no reason to believe that any of the conditions to the use of funds in the Trust Account shall not be satisfied or funds available in the Trust Account shall not be available to GF at the Effective Time.

Section 4.14 Employees; Benefit Plans. GF does not have (and has not at any point had) any employees on their payroll, and have not engaged any contractors, other than consultants and advisors in the ordinary course of business. Other than reimbursement of any out-of-pocket expenses incurred by GF’s officers and directors in connection with activities on GF’s behalf in an aggregate amount not in excess of the amount of cash held by GF outside of the Trust Account, GF has no unsatisfied material liability with respect to any officer or director. GF has never maintained, sponsored or contributed, and does not currently maintain, sponsor, or contribute, to any employee benefit plan. Neither the execution and delivery of this Agreement, nor the consummation of the Transactions contemplated hereunder (either alone or upon the occurrence of any additional or subsequent events or the passage of time) shall (i) cause any compensatory payment or benefit, including any retention, bonus, fee, distribution, remuneration, or other compensation payable to any Person who is or has been an employee of or independent contractor to GF (other than fees paid to consultants, advisors, placement agents or underwriters engaged by GF in connection with its initial public offering or this Agreement and the Transactions) to increase or become due to any such Person, or (ii) result in forgiveness of indebtedness with respect to any employee of GF.

Section 4.15 Taxes.

(a) GF: (i) has timely filed (taking into account applicable extensions of time within which to file) all material Tax Returns they are required to file as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects, and (ii) has paid all material Taxes that are due and payable, whether or not shown on any Tax Returns, other than Taxes being contested in good faith and for which appropriate reserves have been established in accordance with GAAP.

(b) GF has not waived any statute of limitations with respect to the assessment of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which such waiver or extension remains in effect. No deficiency, assessment, or claim in respect of a material amount of Taxes has been asserted or assessed by any Governmental Entity against GF that remains unresolved, except for deficiencies, assessments and claims being contested in good faith and for which appropriate reserves have been established in accordance with GAAP. GF is not currently engaged in any audit, administrative proceeding or judicial proceeding with respect to a material amount of Taxes.

(c) GF is not a party to, is bound by or has any material obligation under any Tax sharing, Tax indemnification, or Tax allocation agreement that would reasonably be expected to give rise to a material payment obligation after the Closing.

(d) GF shall not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting of GF for a taxable period ending on or prior to the Closing Date made or required to be made prior to the Closing, (ii) written agreement with any Governmental Entity relating to Tax matters of GF, including any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law), executed by GF prior to the Closing, (iii) installment sale or open transaction disposition made by GF prior to the Closing, or (iv) prepaid amount received by GF prior to the Closing outside the ordinary course of business.

(e) GF has withheld and paid to the appropriate Tax authority all material amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all other Applicable Legal Requirements relating to the reporting, payment, and withholding of such Taxes.

(f) GF has not been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return.

(g) GF does not have any material liability for the Taxes of any Person (other than the Group Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Applicable Legal Requirement), as a transferee or successor, or by Contract (other than, in each case, Liabilities for Taxes pursuant to customary commercial contracts not primarily related to Taxes) or otherwise pursuant to any Applicable Legal Requirements.

(h) GF has not been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-deferred treatment under Section 355 of the Code in the past two (2) years.

(i) GF has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) There are no Liens with respect to a material amount of Taxes upon any assets of GF except for Permitted Liens.

(k) GF has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l) GF has not received any written notice from a Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(m) GF has not received written notice of any claim from a Tax authority in a jurisdiction in which GF does not file Tax Returns stating that GF is or may be subject to material taxation in such jurisdiction that has not been resolved.

(n) GF has not knowingly taken or knowingly agreed to take any action, nor to the knowledge of GF are there any facts or circumstances, that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their Intended Tax Treatments.

Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 4.15: (x) refer only to the past activities of GF and are not intended to serve as representations to, or a guarantee of, nor can they be relied upon for, or with respect to, Taxes attributable to any taxable periods (or portions thereof) beginning after, or Tax positions taken after, the Closing Date; and (y) are not representations or warranties as to the amount of, or limitations on, any net operating losses, Tax credits, Tax carryforwards or other Tax attributes that GF may have.

Section 4.16 Registration and Listing. As of the date hereof, the issued and outstanding GF Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “GFX.U”, the issued and outstanding GF Class A Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “GFX”, and the issued and outstanding GF Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “GFX WS”. GF has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange. As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of GF, threatened in writing against GF by the New York Stock Exchange or the SEC with respect to any intention by such entity to deregister the GF Units, the GF Class A Common Shares or GF Public Warrants or terminate the listing of GF on the New York Stock Exchange. As of the date hereof, none of GF or any of its Affiliates has taken any action in an attempt to terminate the registration of the GF Units, the GF Class A Common Shares or the GF Public Warrants under the Exchange Act.

Section 4.17 Insurance. Except for directors’ and officers’ liability insurance, GF does not maintain any insurance policies.

Section 4.18 Intellectual Property. GF does not own, license or otherwise have any right, title or interest in any material Intellectual Property. To the Knowledge of GF, GF does not infringe, misappropriate or violate any Intellectual Property of any other Person.

Section 4.19 Agreements; Contracts and Commitments.

(a) Section 4.19 of the GF Disclosure Letter sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which GF is party, including contracts by and among GF, on the one hand, and any director, officer, stockholder or Affiliate of GF, on the other hand (the “GF Material Contracts”), other than any such GF Material Contract that is listed as an exhibit to any GF SEC Report.

(b) Neither GF nor, to the Knowledge of GF, any other party thereto, is in material breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a material breach of or default under, any GF Material Contract.

(c) Except as described in the GF SEC Reports, no Contract between GF, on the one hand, and any of the present or former directors, officers, employees, stockholders or warrant holders or Affiliates of GF (or an immediate family member of any of the foregoing), on the other hand, shall continue in effect following the Closing other than any such Contract that is not material to GF.

Section 4.20 Title to Property. GF does not own or lease any real property or personal property. There are no options or other contracts under which GF has a right or obligation to acquire or lease any interest in real property or personal property.

Section 4.21 Investment Company Act. GF is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. GF constitutes an “emerging growth company” within the meaning of the JOBS Act, subject to a determination of the applicability of the Investment Company Act to GF as a result of rules proposed by the SEC on March 30, 2022, if such rules are codified.

Section 4.22 Information Supplied. None of the information supplied or to be supplied by GF expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Closing Press Release and the filings to be made in connection with the execution and delivery of this Agreement and the Transactions, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, GF makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company.

ARTICLE V

CONDUCT PRIOR TO THE CLOSING DATE

Section 5.01 Conduct of Business by the Company and the Company Subsidiaries. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall, and shall cause each of the Company Subsidiaries to, carry on in the ordinary course of business, except: (x) to the extent that GF shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (y) as required by Applicable Legal Requirements (including COVID-19 Measures) or as reasonably necessary in light of COVID-19 or (z) as required or expressly permitted by this Agreement, the Company Disclosure Letter or any other Transaction Agreement. Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement or the Company Disclosure Letter, or as required by Applicable Legal Requirements (including COVID-19 Measures) or as reasonably necessary in light of COVID-19, without the prior written consent of GF (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause the Company Subsidiaries not to, do any of the following:

(a) except as otherwise required by existing Company Benefit Plans or the Contracts listed on Section 3.16 of the Company Disclosure Letter, adopt or enter into any equity or equity-based compensation plan;

(b) (i) transfer, sell, assign, exclusively license, exclusively sublicense, covenant not to assert, encumber, grant any security interest in, to or under, impair, transfer or otherwise dispose of any right, title or interest of the Group Companies in any material Company-Owned IP, or (ii) divulge, furnish to or make accessible any material Trade Secrets constituting Company-Owned IP to any third Person who is not subject to a written agreement to maintain the confidentiality of such Trade Secrets, other than, in each of (i) and (ii), in the ordinary course of business;

(c) other than in connection with the Stock Split: (i) split, combine or reclassify any capital stock or warrants, effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant or effect any similar change in capitalization, (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in the Group Companies, except in connection with the termination or resignation of any employees, directors or officers of the Group Companies, (iii) declare, set aside or pay any dividend or make any other distribution, or (iv) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities of the Group Companies, or enter into other agreements or commitments of any character obligating a Group Company to issue any such shares of capital stock, equity securities or convertible or exchangeable securities;

(d) amend its Organizational Documents (other than the Articles Amendment);

(e) sell, lease, license, sublicense, abandon, divest, transfer, cancel or permit to lapse or expire or dedicate to the public, or otherwise dispose of, tangible assets or properties, or agree to do any of the foregoing, other than, in each case, (i) in the ordinary course of business, (ii) in an aggregate amount less than $20,000,000 or (iii) with respect to damaged, worn-out, uneconomic or obsolete assets;

(f) (i) create any material Liens on any material property or assets of the Group Companies in connection with any Indebtedness thereof (other than Permitted Liens), (ii) cancel or forgive any Indebtedness owed to the Group Companies, or (iii) increase the existing Indebtedness in excess of $20,000,000;

(g) commence, release, assign, compromise, settle or agree to settle any Legal Proceeding material to the Group Companies or their respective properties or assets, except in the ordinary course of business or where such Legal Proceedings are covered by insurance or involve only the payment of monetary damages in an amount less than $20,000,000 in the aggregate;

(h) except as otherwise required by Applicable Legal Requirements: (i) make any material Tax election (except otherwise in the ordinary course of business) or rescind any material Tax election, (ii) change (or request to change) any material method of accounting in respect of material Taxes, (iii) amend any material Tax Return, or (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) with any Governmental Entity;

(i) file any IRS Form 8832 electing for any of HoldCo, IntermediateCo or FinCo to be treated as a corporation for U.S. federal income tax purposes;

(j) knowingly take or knowingly agree to take any action that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their Intended Tax Treatments;

(k) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company;

(l) make any loans to any Person other than any of the Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business;

(m) fail to use commercially reasonable efforts to keep in force any Insurance Policies, or replacement or revised policies providing insurance coverage with respect to its material assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(n) make any individual or series of related capital expenditures in excess of $20,000,000, except for (i) expenditures made by the Company in the ordinary course of business, (ii) acquisitions by the Company of air operator certificates (AOCs), (iii) purchase by the Company of aircrafts and (iv) acquisitions by the Company of warehouses; provided, that, in any case, the Company shall notify GF prior to performing any of the actions set forth in subsections (n)(ii) through and including (iv);

(o) hire, terminate (without cause), or temporarily lay off executive officers and directors, or engage or terminate (without cause) any independent contractor receiving annual payment in excess of $1,500,000;

(p) adopt, amend or terminate any material Benefit Plan; and

(q) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 5.01(a) through (p) above.

Section 5.02 Conduct of Business by GF. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, GF shall carry on in the ordinary course of business, except: (x) to the extent that the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (y) as required by Applicable Legal Requirements (including COVID-19 Measures) or as reasonably necessary in light of COVID-19; or (z) as required or expressly permitted by this Agreement. Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement or as required by Applicable Legal Requirements (including COVID-19 Measures) or as reasonably necessary in light of COVID-19, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, GF shall not do any of the following:

(a) declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or warrants or split, combine or reclassify any capital stock or warrants, effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any similar change in capitalization;

(b) purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of GF;

(c) grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

(d) amend its Organizational Documents or form or establish any Subsidiary;

(e) (i) merge, consolidate or combine with any other Person, or (ii) acquire or agree to acquire (whether by merger, consolidation or acquisition of securities or a substantial portion of the assets of or by any other manner) any corporation, partnership, association or other business organization or division or assets thereof;

(f) (i) incur any Indebtedness (other than any Working Capital Loan that is reasonably necessary to pay for any expenses of GF; provided, that the aggregate amount of all Working Capital Loans shall not exceed $2,000,000), (ii) create any material Liens on any material property or assets of GF in connection with any Indebtedness thereof (other than Permitted Liens); (iii) cancel or forgive any Indebtedness owed to GF, or (iv) otherwise incur any GF Liabilities that are not reasonable;

(g) commence, release, assign, compromise, settle or agree to settle any Legal Proceeding;

(h) except as required by GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices;

(i) except as otherwise required by Applicable Legal Requirements: (A) make or rescind any material Tax election; (B) change (or request to change) any material method of accounting in respect of material Taxes; (C) amend any material Tax Return; or (D) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) with any Governmental Entity;

(j) knowingly take or knowingly agree to take any action that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their Intended Tax Treatments;

(k) (i) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of GF, or (ii) liquidate, dissolve, reorganize or otherwise wind-up the business or operations of GF;

(l) enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, shareholders or other Affiliates;

(m) engage in any material new line of business;

(n) amend the Trust Agreement or any other agreement related to the Trust Account, other than in connection with a stockholder vote to approve an amendment to the Trust Agreement as described in GF’s definitive proxy statement dated November 21, 2022;

(o) amend the Warrant Agreement or any warrant certificate evidencing any GF Warrant;

(p) (A) appoint any director to the GF Board (except as required by applicable law, regulation, SEC or stock exchange requirement), (B) hire any advisor, consultant, employee or service provider, or (C) amend the economic terms of a Contract with any third party vendor on an arm’s length basis to the extent that such amendment results in an increase in the amount under such Contract greater than Two Hundred Thousand Dollars ($200,000); and

(q) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 5.02(a) through (p) above.

Section 5.03 No Control. Nothing contained in this Agreement shall give the Company or GF, directly or indirectly, any right to control or direct the operations of the other Party prior to the Closing. Prior to the Closing, each of the Company and GF shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Registration Statement; Shareholder Meetings.

(a) As promptly as practicable after the date hereof, GF and the Company shall jointly prepare, and the Company shall file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the (i) Company ADSs (and the Company Ordinary Shares represented thereby after the Stock Split) that constitute the Merger Consideration, and (ii) Company AD Warrants (and the Company Warrant represented thereby), which Registration Statement shall also contain a proxy statement of GF (as amended, the “Proxy Statement”) for the purpose of soliciting proxies or votes from GF Stockholders for the matters to be acted upon at a special meeting of stockholders of GF to be called and held for such purpose (the “GF Stockholder Meeting”) and providing the GF Stockholders an opportunity to exercise their Redemption Rights in conjunction with the stockholder vote on the GF Transaction Proposals. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from GF Stockholders to vote in favor of GF Transaction Proposals.

(b) GF, acting through the GF Board (or a committee thereof), shall (i) recommend that the GF Stockholders vote in favor of the approval of the GF Transaction Proposals and include such recommendation in the Proxy Statement and (ii) use its commercially reasonable efforts to solicit from its stockholders proxies or votes in favor of the approval of the GF Transaction Proposals, and (iii) take other action necessary or advisable to secure the approval of the GF Transaction Proposals. GF may adjourn the GF Stockholder Meeting only (i) if, on the date for which the GF Stockholder Meeting is scheduled, GF has not received proxies and votes representing a sufficient number of shares to obtain the GF Transaction Proposals, (ii) for the absence of a quorum, and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that GF has determined in good faith after consultation with outside counsel is required under Applicable Legal Requirements and for such supplemental or amended disclosure to be disseminated and reviewed by GF Stockholders prior to the GF Stockholder Meeting. In connection with the Registration Statement, GF and the Company shall file with the SEC financial and other information about the Transactions contemplated by this Agreement in accordance with Applicable Legal Requirements, GF’s Organizational Documents, the DGCL and the rules and regulations of the SEC and NYSE. GF shall provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide GF with such information concerning the Company, its Subsidiaries and their respective equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(c) The GF Board shall not withdraw, amend, qualify or modify its recommendation to the GF Stockholders that they vote in favor of the GF Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the GF Stockholders described in the Recitals, a “Change in Recommendation”); provided, however, that the GF Board may, at any time prior to, but not after, obtaining the GF Stockholder Approval, withdraw, amend, qualify or modify its recommendation to the GF Stockholders that they vote in favor of the GF Transaction Proposals in response to an Intervening Event that has occurred (an “Intervening Event Change in Recommendation”) if the GF Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be a breach of the fiduciary duties of the GF Board to the GF Stockholders under Applicable Legal Requirements. Notwithstanding anything to the contrary in this Agreement, the GF Board shall not be entitled to make, or agree to resolve to make, an Intervening Event Change in Recommendation unless: (i) the Company shall have received written notice from GF of GF’s intention to make an Intervening Event Change in Recommendation at least five (5) Business Days prior to the taking of such action by GF (it being understood that any material development with respect to the applicable Intervening Event shall require a new notice but with an additional three (3) Business Day period (instead of a five (5) Business Day period if such new notice is delivered after the second day of the original five (5) Business Day period) from the date of such new notice) (the “Intervening Event Notice Period”), which notice shall specify the applicable Intervening Event in reasonable detail and that a failure to make an Intervening Event Change in Recommendation would be a breach of the GF Board’s fiduciary duties to the GF Stockholders under Applicable Legal Requirements, (ii) during the Intervening Event Notice Period and prior to making an Intervening Event Change in Recommendation, if requested by the Company, GF and its Representatives shall have negotiated in good faith with the Company and its Representatives regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable GF to proceed with its recommendation of this Agreement and the Transactions contemplated hereby and not make such Intervening Event Change in Recommendation, and (iii) the GF Board, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company, prior to the expiration of the Intervening Event Notice Period, offers in writing in a manner that would form a binding Contract if accepted by GF, continues to determine and reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make an Intervening Event Change in Recommendation would be a breach of its fiduciary duties to the GF Stockholders under any Applicable Legal Requirements. Notwithstanding anything to the contrary in this Agreement, (x) GF’s obligations to duly give notice of, convene and hold the GF Stockholder Meeting shall not be affected by any Intervening Event Change in Recommendation, (y) GF agrees to duly give notice of, convene and hold the GF Stockholder Meeting and submit for approval the GF Transaction Proposals and (z) GF agrees that if the GF Stockholder Approval shall not have been obtained at any such GF Stockholder Meeting, then GF shall promptly continue to take all such necessary actions, and hold additional meetings of the GF Stockholders in order to obtain the GF Stockholder Approval.

(d) GF and the Company shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other Applicable Legal Requirements in connection with the Registration Statement, the GF Stockholder Meeting and the GF Stockholder Redemptions. Each of GF and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, GF and their respective Representatives in connection with the drafting of the public filings with respect to the Transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information has become false or misleading in any material respect or as otherwise required by Applicable Legal Requirements. GF and the Company shall amend or supplement the Registration Statement and the Company shall (at the sole cost and expense of GF) file the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to GF Stockholders, in each case as and to the extent required by Applicable Legal Requirements and subject to the terms and conditions of this Agreement and GF’s Organizational Documents.

(e) Prior to the Closing, the Company shall prepare and use reasonable best efforts to cause the Depositary Bank to file with the SEC a registration statement on Form F-6 relating to the registration under the Securities Act for the issuance of the Company ADSs and the Company AD Warrants (the “Form F-6”).

(f) GF and the Company, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. The Company shall provide GF with copies of any written comments, and shall inform the Company of any material oral comments, that the Company or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the GF Stockholder Meeting and the GF Stockholder Redemptions promptly after the receipt of such comments and shall give GF a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(g) GF shall establish the record date for the GF Stockholder Meeting and, as soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, but in any event within five (5) Business Days, GF shall distribute the Registration Statement to GF’s shareholders and, GF shall call the GF Stockholder Meeting in accordance with the DGCL for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(h) GF and the Company shall comply with all Applicable Legal Requirements, any applicable rules and regulations of the NYSE, GF Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the GF Stockholder Meeting and the GF Stockholder Redemptions.

Section 6.02 Employee Matters. Notwithstanding anything herein to the contrary, each of the Parties to this Agreement acknowledges and agrees that all provisions contained in this Section 6.02 are included for the sole benefit of GF and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of GF, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 6.03 Regulatory Approvals.

(a) To the extent required under any laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the HSR Act (“Antitrust Laws”), each Party agrees to promptly (i) and no later than fifteen (15) Business Days from the date of this Agreement, file with the United States Federal Trade Commission and the United States Department of Justice, any notification form required pursuant to the HSR Act in connection with the Transactions and (ii) no later than fifteen (15) Business Days from the date of this Agreement, make any required filing, notice, or application under other Antitrust Laws listed on Section 6.03(a) of the Company Disclosure Letter. Further, to the extent required under any laws requiring foreign investment clearance (“FDI Clearance Laws”), each Party agrees to promptly file, no later than fifteen (15) Business Days from the date of this Agreement, any filing, notice, or application required to obtain all foreign investment clearances listed on Section 6.03(a) of the Company Disclosure Letter (the “FDI Approvals”). The Parties agree to use reasonable best efforts to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws or FDI Clearance Laws and to use reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws and FDI Clearance Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act, provided, that, notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.03 or any other provision of this Agreement shall require GF, Merger Sub, the Sponsor or any of their affiliates or Subsidiaries (including, for purposes of this sentence, the Sponsor and any investment funds or investment vehicles affiliated with, or managed or advised by, the Sponsor, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of any such investment fund or investment vehicle), to, and the Company shall not, without the prior written consent of GF, agree or otherwise be required to sell, divest, dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any businesses, products, rights, services, licenses, or assets of GF, the Company, or any of their respective Subsidiaries or Affiliates, or any interests therein.

(b) Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law or FDI Clearance Law, use its reasonable best efforts to: (i) cooperate in all respects with each other Party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other Parties reasonably informed of any material communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions; (iii) permit a Representative of the other Parties and their respective outside counsel to review any material communication given by it to, and consult with each other in advance of any substantive meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Entity or other person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Entity provided, however, that any information or materials provided to or received by any party under this Section 6.03 or any other section of this Agreement may be redacted (i) to remove references concerning the valuation of the Company and its Subsidiaries or other competitively sensitive material, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, and that the Parties may, as each deems advisable, reasonably designate any material or information provided to or received by any Party under this Section 6.03 as “outside counsel only material.” Materials designated “outside counsel only” under this Section 6.03 shall be given only to the designated legal counsel of the recipient and shall not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(c) No Party shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Entity of any required filings or applications under Antitrust Laws or FDI Clearance Laws. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other Order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

(d) Each of the Parties shall use reasonable best efforts to take, or cause to be taken, or to do or cause to be done, all actions and things necessary or advisable to consummate and make effective as promptly as practicable the Transactions. Without limiting the generality of the foregoing, as promptly as practicable following the date of this Agreement, the Parties shall make all filings, notices, waiver requests, applications and other submissions to any Governmental Entity (the “Required Regulatory Filings”) that are necessary or advisable in connection with all consents, approvals, Orders, authorizations, clearances, licenses, waivers and exemptions, that are necessary, proper or advisable to be obtained with respect to the Transactions (the “Required Regulatory Approvals”). The Parties shall promptly and in good faith respond to all information requested of them by any Governmental Entity in connection with such Required Regulatory Filings and otherwise reasonably cooperate in good faith with each other and such Governmental Entities in connection with the Required Regulatory Filings and obtaining the Required Regulatory Approvals. Each Party shall promptly furnish to the other Party such information and assistance as the other may reasonably request in connection with its preparation of any Required Regulatory Filings and shall take all other commercially reasonable actions necessary or advisable to cause the expiration or termination of any applicable waiting periods with respect to any Required Regulatory Approval as soon as practicable. No Party shall willfully take any action that will have the effect of delaying, impairing or impeding in any material respect the receipt of any of the Required Regulatory Approvals.

(e) GF, on the one hand, and the Company, on the other hand, shall each pay fifty percent (50%) of any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions.

(f) Neither the Company nor GF believes that submitting a CFIUS Declaration regarding any of the Transactions contemplated by this Agreement is mandatory under 31 C.F.R. § 800.401, and neither the Company nor GF currently intends to or will submit a CFIUS Declaration or CFIUS Notice regarding, or otherwise notify CFIUS in any manner of, any of the Transactions contemplated by this Agreement, unless CFIUS provides a CFIUS Request. If CFIUS provides a CFIUS Request, the Company and GF shall, as promptly as practicable, use reasonable best efforts to take all actions necessary (i) to submit a CFIUS Declaration (or, alternatively, to file a CFIUS Notice if CFIUS requests the filing of a CFIUS Notice or the Company and GF agree to file a CFIUS Notice instead of submitting a CFIUS Declaration) regarding the CFIUS Transactions and (ii) to obtain CFIUS Clearance.

Section 6.04 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, GF shall prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by the Company.

(b) Promptly after the execution of this Agreement, GF and the Company shall issue a mutually agreed joint press release announcing the execution of this Agreement (the “Signing Press Release”). Prior to Closing, GF and the Company shall issue a mutually agreed joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Concurrently with the Closing, the Company shall issue the Closing Press Release.

Section 6.05 Confidentiality; Access to Information.

(a) GF and the Company acknowledge that they are parties to the Confidentiality Agreement, the terms of which are incorporated herein by reference. In the event that this Section 6.05(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any other Transaction Agreement that contemplates the disclosure, use or provision of information or otherwise, then the Confidentiality Agreement shall govern and control to the extent of such conflict.

(b) Notwithstanding the foregoing, none of the Parties will make any public announcement or issue any public communication regarding this Agreement, any other Transaction Agreement or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by GF or its Affiliates, or GF, in the case of a public announcement by the Company or its Affiliates (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by Applicable Legal Requirements, in which case the disclosing Party shall, to the extent permitted by Applicable Legal Requirements, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) if such announcement or other communication is made in connection with GF or the Company’s fundraising or other investment related activities, in each case, in connection with the Transactions, and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality to the disclosing Party; (iii) to the extent such announcements or other communications are consistent with information previously disclosed in a public statement, press release or other communication previously approved or made in accordance with Section 6.04 or this Section 6.05(b); (iv) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (v) communications to employees of the Group Companies, and to customers and suppliers of the Group Companies for purposes of seeking any consents and approvals required in connection with the Transactions and (vi) announcements and communications made in connection with the Potential Financing. GF shall be entitled to disclose and file with the SEC any information contained in any presentation made to the potential equity investors, which information may include confidential information; provided, that, Company shall have the right to review and approve (which approval shall not be unreasonably conditioned, withheld or delayed) any materials prior to their distribution.

(c) Subject to the Confidentiality Agreement, the Company shall afford GF and its financial advisors, accountants, counsel and other representatives who have a need to know such information reasonable access during normal business hours, upon reasonable notice, to the books, records and personnel of the Group Companies during the period prior to the Closing to obtain all information concerning the business, as GF may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be (i) conducted in a manner not to unreasonably interfere with the businesses or operations of the Company, (ii) limited as required by the Company’s policies or Applicable Legal Requirements in connection with COVID-19 (including the COVID-19 Measures), and (iii) that GF and its Representatives shall not, without the prior written consent of the Company, make inquiries of persons having business relationships with the Company (including suppliers, customers and vendors) regarding the Company or such business relationships.

(d) Subject to the Confidentiality Agreement, GF shall afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the books, records and personnel of GF during the period prior to the Closing to obtain all information concerning the business, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be (i) conducted in a manner not to unreasonably interfere with the businesses or operations of GF,

(ii) limited as required by GF’s policies or Applicable Legal Requirements in connection with COVID-19 (including the COVID-19 Measures), and (iii) that the Company and its Representatives shall not, without the prior written consent of GF, make inquiries of persons having business relationships with GF (including suppliers, customers and vendors) regarding GF or such business relationships.

(e) Notwithstanding the foregoing, neither the Company nor GF, nor any of their respective Subsidiaries or Representatives, shall be required to provide, or cause to be provided to, the other party any information (i) if and to the extent doing so would (A) violate any Applicable Legal Requirement to which the Company or GF, as applicable, is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third-party, (C) violate any legally binding obligation of the Company or GF, as applicable, with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company or GF, as applicable, under the attorney-client privilege or the attorney work product doctrine (provided, that, in case of each of clauses (A) through (D), the Company and GF shall each use reasonable best efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Applicable Legal Requirement and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Applicable Legal Requirement).

Section 6.06 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, as soon as practicable, the Merger and the other Transactions contemplated by the Transaction Agreements to which it is a party. Each of the Parties agrees to (i) take all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VII to be satisfied and (ii) use reasonable best efforts to obtain all necessary actions, waivers, consents, approvals, Orders and authorizations from Governmental Entities and third parties, and to make all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any). This obligation shall include, on the part of GF, sending a termination letter to the Trustee substantially in the applicable form attached to the Trust Agreement.

(b) Notwithstanding anything herein to the contrary, nothing in this Section 6.06 shall be deemed to require any Party to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required (unless such payment is required in accordance with the terms of the relevant Contract requiring such consent).

Section 6.07 No Claim against Trust Account. Each of the Company, HoldCo, FinCo, IntermediateCo and Merger Sub acknowledges that GF has established the Trust Account for the benefit of its public stockholders. For and in consideration of GF entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company (on behalf of itself and its Affiliates) hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account, and agrees not to seek recourse against the Trust Account or any funds distributed therefrom regardless of whether such right, title interest or claim of any kind arises as a result of, in connection with or relating in any way to this Agreement or any other matter, and regardless of whether such claim arises based on Contract, tort, equity or any other theory of legal liability. Notwithstanding the foregoing, nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against GF pursuant to this Agreement for legal relief against monies or other assets of GF held outside the Trust Account (other than distribution therefrom directly or indirectly to GF’s public stockholders), or for specific performance or other equitable relief in connection with the Transactions contemplated in this Agreement and the

Transaction Agreements or for intentional fraud in the making of the representations and warranties in Article IV. The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by GF to induce GF to enter this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company. This Section 6.07 shall survive the termination of this Agreement for any reason.

Section 6.08 Company and GF Securities Listings.

(a) From the date hereof through the Closing, GF shall use its reasonable best efforts to ensure GF remains listed as a public company on, and for GF Class A Common Shares and GF Warrants (but, in the case of GF Warrants, only to the extent issued as of the date hereof) to be listed on, the NYSE. Prior to the Closing Date, GF shall cooperate with the Company and use reasonable best efforts to take such actions as are reasonably necessary or advisable to cause the GF Class A Common Shares to be delisted from the NYSE.

(b) From the date hereof through the Closing, GF shall use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under any Applicable Legal Requirements.

(c) The Company shall use its reasonable best efforts to cause: (i) the Company’s initial listing application with the NYSE in connection with the Transactions to have been approved; (ii) the Company to satisfy all applicable initial listing requirements of the NYSE; and (iii) the Company ADSs and the Company AD Warrants to be approved for listing on the NYSE (and GF shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.

Section 6.09 No Solicitation.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause its Subsidiaries and the Company Shareholders not to, and shall direct its employees, agents, officers, directors, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than GF and its agents, representatives and advisors) concerning (A) any merger or sale of ownership interests of the Company (whether by recapitalization or a similar transaction or otherwise) pursuant to which any Person(s) acquires, directly or indirectly, twenty percent (20%) or more of the voting power of the equity securities of the Company, (B) twenty percent (20%) or more (based on the fair market value thereof, as determined by the board of directors of the Company) of the assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries or (C) or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company pursuant to which any Person (other than GF Stockholders) would own, directly or indirectly, twenty percent (20%) or more of the equity securities of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. In addition, the Company shall, and shall cause its Subsidiaries to, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination.

(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, GF shall not, and shall direct its Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company, the Company Shareholders and their respective Representatives) concerning any merger, purchase of ownership interests or assets of GF, recapitalization or other business combination transaction (each, an “GF Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to an GF Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding an GF Business Combination. GF shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any GF Business Combination.

(c) Each Party shall promptly (and in no event later than forty-eight (48) hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or GF Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or GF Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission.

Section 6.10 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VII and provision of notice thereof to the Trustee (which notice GF shall provide to the Trustee in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, GF: (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered; and (ii) shall make all appropriate arrangements to cause the Trustee to, and the Trustee shall thereupon be obligated to, distribute the Trust Account as directed in the termination letter substantially in the applicable form attached to the Trust Agreement, including all amounts payable: (A) to holders of GF Class A Common Shares pursuant to the GF Stockholder Redemptions; and (B) for income tax or other tax obligations of GF prior to the Closing; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein. GF shall keep the Company reasonably informed of all updates, developments and results of the redemption of any shares of GF Class A Common Shares received by GF in connection with the GF Stockholder Redemptions and shall not change the deadline for such redemption without the Company’s prior written consent.

Section 6.11 Directors’ and Officers’ Liability Insurance.

(a) All rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers of GF (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in GF’s Organizational Documents or under any indemnification agreement such D&O Indemnified Parties may have with GF, in each case, as in effect as of immediately prior to the date of this Agreement, shall survive the Closing and shall continue in full force and effect for a period of six (6) years from the Closing Date. For a period of six (6) years from the Closing Date, the Company shall cause the Surviving Company (or another Group Company at the Company’s election) to maintain in effect the exculpation, indemnification and advancement of expenses provisions of GF’s Organizational Documents as in effect immediately prior to the date of this Agreement, and the Company shall, and shall cause the applicable Group Company to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(b) Prior to the Closing, GF shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of GF currently covered by a directors’ and officers’ liability insurance policy of GF on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six (6)-year period following the Closing. If GF fails to obtain such D&O Tail prior to the Effective Time, the Company shall or shall cause the Surviving Company to obtain such a D&O Tail, provided that GF shall not, and the Company or the Surviving Company shall not be obligated to, pay a premium in excess of three hundred percent (300%) of the most recent annual premium paid by GF with respect to its directors’ and officers’ liability insurance policy prior to the date of this Agreement, but shall purchase the maximum coverage reasonably available for three hundred percent (300%) of the most recent annual premium paid by GF prior to the date of this Agreement. The Company shall, and shall cause the Surviving Company to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by GF, and no other Party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 6.11(b).

(c) On the Closing Date, the Company shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and GF with the post-Closing directors of the Company and the Surviving Company, which indemnification agreements shall continue to be effective following the Closing.

(d) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under GF’s Organizational Documents, any other indemnification arrangement, any Applicable Legal Requirement or otherwise. The obligations of GF and the Company under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 6.11 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 6.11.

(e) If after the Closing, the Surviving Company or any of its successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, the Company shall use reasonable best efforts to make proper provisions for the successors and assigns of such Group Company, as applicable, to assume the obligations set forth in this Section 6.11.

Section 6.12 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes, fees and costs (including, for the avoidance of doubt, any Taxes imposed under Section 4501 of the Code (as amended by the Inflation Reduction Act of 2022, H.R. 5376)) (“Transfer Taxes”) that become payable by any of the Parties in connection with or by reason of the execution of this Agreement and the Transactions shall constitute Transaction Costs. The Party responsible for filing any necessary Tax Returns with respect to Transfer Taxes under Applicable Legal Requirements shall cause such Tax Returns to be filed, and if required by Applicable Legal Requirements, the other Parties shall join in the execution of any such Tax Returns.

(b) If the SEC requires that a Tax opinion be prepared and submitted in connection with the Registration Statement, Proxy Statement/Prospectus and any other filings to be made with the SEC in connection with the Transactions, whether as an exhibit to the Registration Statement or otherwise, and if such a Tax opinion is being provided by a Tax counsel, the Parties hereto shall, and shall cause their Affiliates to, (i) reasonably cooperate in order to facilitate the issuance of any such Tax opinion and (ii) deliver to such counsel, to the extent requested by such counsel, a duly executed certificate reasonably satisfactory to such Party and such counsel dated as of the date requested by such counsel, containing such customary representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion; provided, that, notwithstanding anything herein to the contrary, nothing in this Agreement shall require any counsel to the Company or its advisors to provide an opinion with respect to any Tax matters relating to or affecting GF or the GF Stockholders, including that the relevant portions of the Transactions qualify for their respective Intended Tax Treatments; provided, further, that neither this provision nor any other provision in this Agreement shall require the provision of a Tax opinion by any Party’s counsel or advisors to be an express condition precedent to the Closing.

(c) The Parties agree that this Agreement is a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and 1.368-3(a).

(d) The Company acknowledges that any GF Stockholder who is a “five-percent transferee shareholder” (as defined in Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) of the Company immediately after the Closing may enter into (and cause to be filed with the IRS) a gain recognition agreement in accordance with Treasury Regulation Section 1.367(a)-8 (a “5% GRA Stockholder”). Upon the written request of any 5% GRA Stockholder made following the Closing Date, the Company shall use commercially reasonable efforts to (i) furnish such 5% GRA Stockholder, at such 5% GRA Stockholder’s cost and expense (with respect to the out-of-pocket cost and expense of the Company and GF), such information as such 5% GRA Stockholder reasonably requests and that is readily available to the Company in connection with such 5% GRA Stockholder’s preparation of a gain recognition agreement with respect to the Transactions (provided, that any such information shall be provided on a non-reliance basis), and (ii) provide such 5% GRA Stockholder with the information reasonably requested by such 5% GRA Stockholder for purposes of determining whether there has been a “triggering event” pursuant to Treasury Regulations Section 1.367(a)-8(j)(1) with respect to such 5% GRA Stockholder.

(e) Following the Closing, the Company shall (x) use commercially reasonable efforts to cause GF to maintain at least seven million dollars ($7,000,000.00) of net assets and (y) not permit GF to liquidate, in each case of clause (x) and clause (y), for a period of at least two (2) years after the Closing Date.

Section 6.13 Section 16 Matters. Prior to the Effective Time, the Parties hereto and their respective boards of directors, or appropriate committees of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, as applicable, shall adopt resolutions consistent with the interpretive guidance of the SEC so that the acquisition of Company Ordinary Shares pursuant to this Agreement and the other agreements contemplated hereby by any person who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) at the Effective Time shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

Section 6.14 Termination of Certain Agreements. At the Effective Time, the Contracts entered into between GF and certain GF Stockholders set forth on Section 6.14 of the Company Disclosure Letter and all Liabilities and obligations of GF pursuant thereto shall be terminated.

Section 6.15 Organizational Documents. Prior to the Closing, the Company shall adopt the Articles Amendment, substantially in the form attached hereto as Exhibit A, in accordance with the provisions thereof and the applicable provisions of the Turkish Commercial Code.

Section 6.16 Warrant Agreement. Immediately prior to the Effective Time, the Company, GF, and the Trustee shall enter into an assignment and assumption agreement pursuant to which GF shall assign to the Company all of its rights, interests, and obligations in and under the Warrant Agreement and the terms and conditions of the Warrant Agreement shall be amended and restated (the “Amended and Restated Warrant Agreement”) to, among other things, reflect the assumption of the GF Warrants by the Company as set forth in Section 2.08(d).

Section 6.17 Transaction Litigation. In the event that any shareholder litigation related to this Agreement or the other Transaction Agreements or the Transactions contemplated hereby or thereby is brought or threatened in writing against either the Company or GF, or any of the respective members of their boards of directors, after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), the Company or GF, as applicable, shall promptly notify the other Party in writing of any such Transaction Litigation and shall keep such other Party reasonably informed with respect to the status thereof. The Party subject to the Transaction Litigation shall give the other Party the opportunity to participate in the defense of any Transaction Litigation (at the other Party’s own cost and expense) and keep the other Party reasonably apprised of, and consult with such other Party (and consider in good faith such Party’s advice), with respect to, proposed strategy and any material decisions related thereto. Neither the Company nor GF shall settle or agree to settle any Transaction Litigation without the other Party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 6.18 Certain Financial Information. GF shall use reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of GF, the Company in its timely preparation of any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement, Proxy Statement/Prospectus and any other filings to be made by the Company with the SEC in connection with the Transactions and (ii) to obtain the consents of its auditors in accordance with Applicable Legal Requirements or requested by the SEC.

Section 6.19 Post-Closing Board of Director. The Company shall use commercially reasonable efforts to take all actions reasonably necessary to, and GF shall reasonably cooperate with the Company to, cause the board of directors of the Company, immediately after the Effective Time (the “Closing Company Board”) to consist of seven (7) directors, which shall include (i) two (2) directors designated solely by the Sponsor (both of which shall qualify as an “independent director” pursuant to NYSE requirements) and (ii) at least three (3) directors who qualify as “independent directors” pursuant to NYSE requirements in the aggregate.

Section 6.20 Equity Incentive Plan. Prior to the Closing Date, the Company shall approve and adopt, subject to approval of the board of directors of the Company and external compensation consultant firm, the “New Equity Incentive Plan”, based on the terms and conditions as reasonably mutually agreed upon between GF and the Company, to be effective upon and following the Closing. The New Equity Incentive Plan shall provide for an aggregate share reserve customary for a publicly listed company.

Section 6.21 Company Financial Statements. As promptly as reasonably practicable following the date of this Agreement, the Company shall use commercially reasonable efforts to obtain from a “big four” accounting firm PCAOB compliant audited financial statements for the Company’s fiscal year ending December 31, 2021, as well as such other financial statements of the Company that are required to be included in the Registration Statement, in each case, that satisfy SEC filing requirements for the Registration Statement (including the Proxy Statement) and are prepared in accordance with IFRS (the “Required Financial Statements”). From the date hereof until the Proxy Statement clearance date, the

Company shall deliver to GF accurate copies of any unaudited, unreviewed management accounts and financial statements of the Company that are delivered to the board of directors of the Company in the ordinary course of business, with such delivery to occur promptly following their delivery to the board of directors of the Company within a reasonable period of time following the end of each fiscal quarter of the Company ending after the date of this Agreement and prior to the Proxy Statement clearance date.

Section 6.22 Post-Merger Transactions. Immediately after the Merger, GF, HoldCo, IntermediateCo, FinCo, and the Company Shareholders shall effect the transactions set forth in Section 6.22 of the Company Disclosure Letter (the “Post-Merger Transactions”).

Section 6.23 Financing.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.01 or the Closing, GF may execute subscription agreements, forward purchase agreements, non-redemption agreements or backstop agreements with potential investors in order to satisfy the condition set forth in Section 7.02(d). If GF desires to seek such financing (the “Potential Financing”), the Company and each Company Shareholder agrees, and shall cause the appropriate officers and employees thereof, to use commercially reasonable efforts to cooperate in connection with the arrangement of such Potential Financing (including the satisfaction of the conditions precedent set forth therein) as may be reasonably requested by GF, including by (i) participating in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with rating agencies at mutually agreeable times and locations and upon reasonable advance notice; (ii) assisting with the preparation of customary materials for actual and potential investors, rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with such financing; provided, that, the Company shall have the right to review and approve (which approval shall not be unreasonably conditioned, withheld or delayed) any such materials prior to their distribution; (iii) taking or appointing a representative of GF to take all corporate actions, subject to the occurrence of the Closing, reasonably requested by GF to permit the consummation of the Potential Financing immediately prior to or following the Closing Date; (iv) providing the Required Financial Statements and such other financial information regarding the Company that is readily available or within the Company’s possession and as is reasonably requested in connection with arrangement of such financing; and (v) otherwise reasonably cooperating in GF’s efforts to obtain such Potential Financing. The Potential Financing shall be on terms determined by GF and consented to in writing by the Company. In no event will the Potential Financing include the sale, purchase or transfer of debt, equity-linked securities or preferred equity from either GF or the Company. Notwithstanding anything to the contrary set forth in this Agreement, including Section 5.02, (x) GF may enter into or consummate any Common Equity Financing without the consent of or approval by the Company and (y) GF shall not enter into or consummate any Non-Common Equity Financing without the consent of or approval by the Company, which consent or approval may be withheld by the Company in its sole discretion.

(b) In the event a Potential Financing is executed, GF shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the agreements governing the Potential Financing on the terms and conditions described therein, including: (i) using its commercially reasonable efforts to satisfy in all material respects on a timely basis all conditions and covenants applicable to GF in the agreements and otherwise comply with its obligations thereunder; (ii) in the event that all conditions in the agreements (other than conditions that GF controls the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummating the transactions contemplated by the agreements at or prior to the Closing; and (iii) with respect to enforcing its rights under the agreements in the event that all conditions in the agreements (other than conditions that GF controls the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable investors to contribute to GF the applicable portion of the investment amount set forth in the agreements at or prior to the Closing. Without limiting the generality of the foregoing, GF shall give the Company prompt (and, in any event within five Business Days) written notice: (A) of any breach or default (or any event or circumstance that, with notice, could give rise to any breach or default) by any party to any Potential Financing agreement known to GF; (B) of the receipt of any written notice or other communication from any party to any agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by such party to any agreement or any provisions of any agreement; and (C) if GF does not expect to receive all or any portion of the investments on the terms or in the manner contemplated by the agreements.

(c) Subject to agreement on terms that are satisfactory to the Company and GF, in order to provide certain redemption alternatives in connection with GF Stockholder Approval, the Company and GF intend to make available to GF Stockholders the option to (i) continue to hold their shares of GF Class A Common Stock, (ii) elect to redeem their GF Class A Common Stock in accordance with the GF Certificate of Incorporation or (iii) convert their GF Class A Common Stock into a newly issued security to be comprised of a combination of shares of GF Class A Common Stock and convertible notes. The Company and GF intend for the newly issued security referred to in (iii) to entitle such GF Stockholder to receive a portion of the value of its shares in the form of GF Class A Common Stock and a portion in the form of registered convertible notes, with both a cash coupon, a conversion premium, and other material terms that will be mutually agreed by to do any activity that could have a material impact, including ordinary business activities over a certain threshold dollar amount.

Section 6.24 Management Agreement. Immediately after Closing, GF and the Company shall enter into a management agreement, in the form to be mutually agreed (in good faith) by GF and the Company, pursuant to which GF shall provide certain services to the Company in consideration for arm’s length management fees.

Section 6.25 Public Filings. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.01 or the Closing, GF will keep current and timely file all of the forms, reports, schedules, statements and other documents required to be filed or furnished with the SEC, including all necessary amendments and supplements thereto, and otherwise comply in all material respects with its reporting obligations under applicable Laws (the “Additional SEC Reports”). All such Additional SEC Reports (including any financial statements or schedules included therein) (i) shall be prepared in all material respects in accordance with either the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) assuming the truth and completeness of any information provided to GF by or on behalf of the Company, at the time they are filed, or, if amended, as of the date of such amendment, contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. As used in this Section 6.25, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NYSE. Any Additional SEC Reports which discuss or refer to this Agreement or the transactions contemplated by this Agreement, the contents of which are inconsistent with that of, or otherwise not disclosed in, any prior or contemporaneous press release or public announcement by the Company or GF (or any of their respective Affiliates) in compliance with this Agreement (other than any current report on Form 8-K, with respect to which the proviso in this sentence shall apply and no consent shall be required) shall be subject to the prior review and approval of the Company (which approval shall not to be unreasonably withheld, delayed or conditioned); provided, that in the case of a current report required to be filed by GF on Form 8-K, GF shall, prior to the filing of any such current report on Form 8-K, consult with the Company as to the timing and contents of such current report on Form 8-K.

Section 6.26 Post-Signing Activities. Prior to Closing, the Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions set forth in Section 6.26 of the Company Disclosure Letter.

Section 6.27 Articles Amendment. The Company and GF agree to continue good faith discussions regarding the profit and dividend payments under Article 13 of the Articles Amendment and, prior to Closing, will make any mutually agreed amendments thereto prior to adoption by the Company at the Closing, taking into account, among other things, tax, structuring, regulatory and public markets considerations. For the avoidance of doubt, in the absence of any such mutually agreed amendment, the Articles Amendment will be adopted by the Company at the Closing.

ARTICLE VII

CONDITIONS TO THE TRANSACTION

Section 7.01 Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions, any of which may be waived, to the extent permitted by Applicable Legal Requirements, in writing, by any of the Parties:

(a) Each of the Company Approval, the Merger Sub Shareholder Approval and the GF Stockholder Approval shall have been obtained.

(b) GF shall have at least $5,000,001 of net tangible assets immediately after giving effect to the GF Stockholder Redemptions upon the Closing.

(c) No provision of any Applicable Legal Requirement prohibiting, enjoining or making illegal the consummation of the Transactions shall be in effect and no temporary, preliminary or permanent restraining Order prohibiting, enjoining or making illegal the consummation of the Transactions shall be in effect or shall be threatened in writing by a Governmental Entity.

(d) The Company ADSs and Company AD Warrants to be issued in connection with the Closing shall be approved for listing upon the Closing on the NYSE, subject only to official notice of issuance thereof.

(e) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

(f) The Required Regulatory Approvals shall have been obtained.

Section 7.02 Additional Conditions to Obligations of the Company and Merger Sub. The obligations of the Company and Merger Sub to consummate, or cause to be consummated, and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, to the extent permitted by Applicable Legal Requirements, in writing, exclusively by the Company:

(a) (i) The Fundamental Representations of GF shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “GF Material Adverse Effect” or any similar limitation contain herein) on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) all other representations and warranties of GF set forth in Article IV (other than the representations and warranties set forth in Section 4.08(c)(iii)) hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “GF Material Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of GF to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a GF Material Adverse Effect; and (iii) the representations and warranties set forth in Section 4.08(c)(iii) shall be true and correct as of the date of this Agreement.

(b) GF shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied by it on or prior to the Closing Date, in each case in all material respects.

(c) GF shall have delivered a certificate, signed by an authorized officer of GF and dated as of the Closing Date, certifying as to the matters set forth in Section 7.02(a) and Section 7.02(b) to the Company.

(d) The Available Cash shall be at least Thirty Million Dollars ($30,000,000).

(e) GF shall have delivered, or shall have caused to be delivered, to the Company those items to be delivered to the Company on or prior to the Closing set forth in Section 1.03(a).

Section 7.03 Additional Conditions to the Obligations of GF. The obligations of GF to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, to the extent permitted by Applicable Legal Requirements, in writing, exclusively by GF:

(a) (i) The Fundamental Representations of the Company shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contain herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) all other representations and warranties of the Company set forth in Article III (other than the representations and warranties set forth in Section 3.08(b)) hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Company Material Adverse Effect; and (iii) the representations and warranties set forth in Section 3.08(b) shall be true and correct as of the date of this Agreement.

(b) The Company shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied by it at or prior to the Closing Date, in each case, in all material respects.

(c) No change, event, state of facts, development or occurrence shall have occurred since the date of this Agreement, that, individually or in the aggregate with all other changes, events, state of facts, developments or occurrences, has had or would reasonably be expected to have a Company Material Adverse Effect that is continuing.

(d) The Company shall have delivered, or caused to be delivered, a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c).

(e) The Pre-Closing Reorganization shall have been completed in accordance with the terms set forth in Section 2.01 of the Company Disclosure Letter.

(f) The Stock Split shall have been completed in accordance with Section 2.02 and the Company’s Organizational Documents.

(g) The Company shall have delivered, or caused to be delivered, payoff letters and termination agreements to the existing three credit facility agreements with Halkbank A.Ş., duly executed by Halkbank A.Ş.

(h) The Company shall have delivered, or shall have caused to be delivered, to GF those items to be delivered to GF on or prior to the Closing set forth in Section 1.03(b).

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of GF and the Company at any time;

(b) by either GF or the Company if (i) the Transactions shall not have been consummated prior to September 30, 2023, or (ii) if no GF Extension Approval is obtained on December 16, 2022 (the earlier date, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(c) by either GF or the Company if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Merger, which Order or other action is final and nonappealable;

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of GF, or if any representation or warranty of GF shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) or (b) would not be satisfied; provided, that, if such breach by GF is curable by GF prior to the Closing, then the Company must first provide written notice of such breach and may not terminate this Agreement under this Section 8.01(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to GF of such breach; and (ii) the Outside Date; provided, further, that GF continues to exercise reasonable best efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.01(d) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) such breach by GF is cured during such 30-day period such that the applicable conditions set forth in Section 7.02(a) or (b) shall be satisfied);

(e) by GF, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or Merger Sub or if any representation or warranty of the Company or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) or (b) would not be satisfied; provided, that, if such breach is curable by the Company or Merger Sub prior to the Closing, then GF must first provide written notice of such breach and may not terminate this Agreement under this Section 8.01(e) until the earlier of: (i) 30 days after delivery of written notice from GF to the Company of such breach; and (ii) the Outside Date; provided, further, that the Company or Merger Sub, as applicable, continues to exercise reasonable best efforts to cure such breach (it being understood that GF may not terminate this Agreement pursuant to this Section 8.01(e) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) such breach by the Company or Merger Sub, as applicable, is cured during such 30-day period such that the applicable conditions set forth in Section 7.03(a) or (b) shall be satisfied);

(f) by either GF or the Company, if, at the GF Stockholder Meeting (including any adjournments thereof), the GF Transaction Proposals are not duly adopted by the GF Stockholders by the requisite vote under the Applicable Legal Requirements and GF’s Organizational Documents;

(g) by either GF or the Company, if, at the Company general assembly meeting (including any adjournments thereof), certain Company Transaction Proposals set forth in the Shareholder Statement are not duly adopted by the Company Shareholders by the requisite vote under any Applicable Legal Requirements and the Company’s Organizational Documents;

(h) by the Company, if there has been a Change in Recommendation;

(i) by the Company, on and after the date that is forty (40) days following the effectiveness of the Registration Statement, if the condition set forth in Section 7.02(d) has not been satisfied;

(j) By GF, if the Company has not delivered to GF, by March 31, 2023, the Required Financial Statements; or

(k) by the Company or GF, on and after the date that is thirty (30) days following the date in which GF receives a notification from the NYSE that the Company will be subject to a “seasoning period” under the NYSE’s rules, such that the Company will not be eligible to be listed on the NYSE prior to the Outside Date.

Section 8.02 Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 8.01 above shall be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 8.01, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 6.05(a), Section 6.07, this Section 8.02, Article X and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any willful breach of this Agreement or intentional fraud in the making of the representations and warranties in this Agreement.

ARTICLE IX

NO SURVIVAL

Section 9.01 No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 9.01 nor anything else in this Agreement to the contrary shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) any claim against any Person with respect to intentional fraud in the making of the representations and warranties by such Person in Article III or Article IV, as applicable.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date sent, if sent by email, to the addresses below; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to the Company, HoldCo, IntermediateCo, FinCo or Merger Sub, or GF following the Closing, to:

MNG Havayolları ve Taşımacılık A.Ş.

Headquarter WOW Convention Center İDTM

Yeşilköy/Bakırköy, Istanbul/Turkey 34149

Attention: Ali Sedat Özkazanç, Emre Mazanoğlu

Email: sedat.ozkazanc@mngairlines.com, emre.mazanoglu@mapa.group with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

Attention: Matthew Kautz; Elliott Smith

Email: mkautz@whitecase.com; elliott.smith@whitecase.com

if to GF, prior to the Closing, to:

Golden Falcon Acquisition Corp.

850 Library Avenue, Suite 204, Newark, Delaware 19711

Attention: Makram Azar, Scott Freidheim, Douglas Berkman

Email: Makram@goldenfalconcorp.com, Scott@goldenfalconcorp.com,

Douglas@goldenfalconcorp.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig LLP

1 Vanderbilt Ave

New York, New York 10017

Attention: Jason Simon and Michael Helsel

Email: simons@gtlaw.com; helselm@gtlaw.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 10.02 Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement shall include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit or Schedule such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available at the “Project Merlin” online datasite hosted by Donnelley Financial Solutions (DFIN) or otherwise provided to GF or its Representatives in electronic form, in each case, at least two (2) days prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars. References to “stocks” in this Agreement shall mean equity interests of the relevant entity, including shares of a Delaware company.

Section 10.03 Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 10.04 Entire Agreement; Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Effective Time, of Persons pursuant to the provisions of Section 6.11 and Section 10.14 (which shall be for the benefit of the Persons set forth therein), are not intended to confer upon any other Person other than the Parties any rights or remedies.

Section 10.05 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Applicable Legal Requirement: (a) such provision shall be fully severable; (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 10.06 Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing or valid termination of this Agreement, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance shall not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other Party for specific performance or injunctive relief, it shall not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

Section 10.07 Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to conflict of laws principles.

Section 10.08 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware, or if such court declines jurisdiction, then to any federal court located in Wilmington, Delaware or any appellate court therefrom in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Person and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (i) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (ii) such Legal Proceeding may not be brought or is not maintainable in such court; (iii) such Person’s property is exempt or immune from execution; (iv) such Legal Proceeding is brought in an inconvenient forum; or (v) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by laws of the State of Delaware, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10.01. Notwithstanding the foregoing in this Section 10.08, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an Order or judgment issued by one of the above-named courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 10.09 Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document.

Section 10.10 Expenses.

(a) If the Closing occurs, except as otherwise set forth herein, all Transaction Costs shall be paid by the Company; provided, that the Sponsor shall forfeit a number of GF Class B Common Shares that equals: ((The amount that GF Transaction Costs and Unpaid GF Liabilities exceed $10,000,000 divided by two) divided by ten) minus the number of GF Class B Common Shares that the Company consents to being transferred by the Sponsor in connection with a Potential Financing in accordance with Section 6.23. Notwithstanding anything to the contrary set forth herein, any costs, fees or expenses incurred by GF in connection with any Non-Common Equity Financing shall not count towards the $10,000,000 cap for purposes of determining the number of Sponsor’s GF Class B Common Shares subject to forfeiture; provided, that, such Non-Common Equity Financing and all costs, fees or expenses incurred by GF in connection with such Non-Common Equity shall require the consent of or approval by the Company pursuant to the terms set forth in Section 6.23(a).

(b) If the Merger and the other Transactions shall not be consummated, all expenses (including the fees and expenses of any outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers) incurred in the anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions shall be paid by the Party incurring such expenses. Notwithstanding the foregoing, GF and the Company shall each pay one-half of (a) all expenses relating to all SEC and other regulatory filing fees incurred in connection with the Transactions, including the filing fees associated with filings pursuant to Antitrust Laws (if any); (b) all expenses incurred in connection with printing, mailing, and soliciting proxies with respect to the Registration Statement and Proxy Statement (including the cost of all copies thereof and any amendments thereof or supplements thereto); and (c) expenses incurred in connection with any filings with or approvals from NYSE in connection with the Transactions, in each case as such expenses shall be incurred or otherwise be due and payable.

Section 10.11 Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 10.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.12 Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

Section 10.13 Extension; Waiver. At any time prior to the Closing, the Company (on behalf of itself, and Merger Sub), on the one hand, and GF may, to the extent not prohibited by Applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

Section 10.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any Liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Applicable Legal Requirement or otherwise. The provisions of this Section 10.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 10.14. This Section 10.14 shall be binding on all successors and assigns of Parties.

Section 10.15 Legal Representation. GF and the Company hereby agree on behalf of their respective directors, members, partners, officers, employees and Affiliates (including after the Closing, the Surviving Company), and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that, in the event of a dispute with respect to the Transaction Agreements or the Transactions arises after the Closing between or among (a) GF Stockholders or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Company or any Company Subsidiary) (collectively, the “GF Group”), on the one hand, and (b) the Surviving Company and/or a Group Company, on the other hand, that White & Case LLP (or any successor) or Greenberg Traurig LLP (or any successor) may represent the GF Group, notwithstanding its representation (or any continued representation) of GF or other Waiving Parties, and each of GF and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and shall not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each of GF and the Company, for itself and the Waiving Parties, hereby further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, any Transaction Agreements or the Transactions contemplated or thereby) between or among GF and/or any other member of the GF Group, on the one hand, and White & Case LLP (or any successor) or Greenberg Traurig LLP (or any successor), on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the GF Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with GF or another member of the GF Group under a common interest agreement shall remain the privileged communications or information of the Surviving Company following the Closing.

Section 10.16 Disclosure Letters and Exhibits. The Company Disclosure Letter shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular provision set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter; or (b) it is reasonably apparent on the face of such disclosure that such information would qualify another provision in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in Company Disclosure Letter is or is not material for purposes of this Agreement. The inclusion of any item in the Company Disclosure Letter shall not be deemed to constitute an acknowledgment by the Company or GF, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure be deemed (a) an admission of any breach or violation of any Contract or Applicable Legal Requirement, (b) an admission of any liability or obligation to any third party, or (c) to establish a standard of materiality. The disclosure of any items or information that is not required by this Agreement to be so included is solely for informational purposes and the convenience of the Company and Merger Sub or GF, as applicable. In addition, under no circumstances shall the disclosure of any matter in the Company Disclosure Letter, where a representation or warranty of the Company is limited or qualified by the materiality of the matters to which the representation or warranty is given or by Company Material Adverse Effect, imply that any other undisclosed matter having a greater value or other significance is material or would have a Company Material Adverse Effect. The Company shall not be prejudiced in any manner whatsoever, and no presumptions shall be created, by virtue of the disclosure of any matter in the Company Disclosure Letter, which otherwise is not required to be disclosed by this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

GOLDEN FALCON ACQUISITION CORP.

By:	/s/ Makram Azar
Name: Makram Azar
Title: CEO

[Signature Page to Business Combination Agreement]

MERLIN HOLDCO, LLC

By:	/s/ Ali Sedat Özkazanç
Name: Ali Sedat Özkazanç
Title: President and Treasurer

By:	/s/ Emre Mazanoğlu
Name: Emre Mazanoğlu
Title: Vice President and Secretary

[Signature Page to Business Combination Agreement]

MERLIN INTERMEDIATECO, LLC

By:	/s/ Ali Sedat Özkazanç
Name: Ali Sedat Özkazanç
Title: President and Treasurer

By:	/s/ Emre Mazanoğlu
Name: Emre Mazanoğlu
Title: Vice President and Secretary

[Signature Page to Business Combination Agreement]

MERLIN FINCO, LLC

By:	/s/ Ali Sedat Özkazanç
Name: Ali Sedat Özkazanç
Title: President and Treasurer

By:	/s/ Emre Mazanoğlu
Name: Emre Mazanoğlu
Title: Vice President and Secretary

[Signature Page to Business Combination Agreement]

MERLIN MERGER SUB, INC.

By:	/s/ Ali Sedat Özkazanç
Name: Ali Sedat Özkazanç
Title: President and Treasurer

By:	/s/ Emre Mazanoğlu
Name: Emre Mazanoğlu
Title: Vice President and Secretary

[Signature Page to Business Combination Agreement]

MNG HAVAYOLLARI VE TAŞIMACILIK A.Ş.

By:	/s/ Mehmet Nazif Günal
Name: Mehmet Nazif Günal
Title: Chairman of the Board of Directors

[Signature Page to Business Combination Agreement]

FINAL FORM

SCHEDULE A

Defined Terms

Section 1 Defined Terms. Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“5% GRA Shareholder”	Section 6.12(d)
“Action”	Schedule A
“Additional SEC Reports”	Section 6.25
“ADR”	Section 2.09(a)
“ADR Facility”	Section 2.09(a)
“Affiliate”	Schedule A
“Agreement”	Preamble
“Aircraft”	Section 3.06(b)
“Amended and Restated Warrant Agreement”	Section 6.16
“Anti-Corruption Laws”	Schedule A
“Antitrust Laws”	Section 6.03(a)
“Applicable Legal Requirements”	Schedule A
“Articles Amendment”	Recitals
“Audited Annual Financial Statements”	Section 3.07(a)
“Aviation Authority”	Section 3.06
“Balance Sheet”	Section 3.07
“Benefit Plan”	Schedule A
“Blue Sky Laws”	Section 3.05(b)
“Book-Entry Share”	Section 2.10(b)
“Book-Entry Warrant”	Section 2.10(c)
“Business Combination Proposal”	Schedule A
“Business Day”	Schedule A
“Certificate of Merger”	Section 2.03
“CFIUS”	Schedule A
“CFIUS Clearance”	Schedule A
“CFIUS Declaration”	Schedule A
“CFIUS Notice”	Schedule A
“CFIUS Request”	Schedule A
“CFIUS Transactions”	Schedule A
“Change in Recommendation”	Section 6.01(c)
“Closing”	Section 1.01
“Closing Company Board”	Section 6.19
“Closing Date”	Section 1.01
“Closing Press Release”	Section 6.04(b)
“Code”	Schedule A
“Common Equity Financing”	Schedule A
“Company”	Preamble

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“Company AD Warrant Recipients”	Section 2.09(b)
“Company AD Warrants”	Schedule A
“Company ADS”	Schedule A
“Company ADS Agent”	Section 2.09(b)
“Company ADS Recipients”	Section 2.09(b)
“Company Approval”	Schedule A
“Company Business Combination”	Section 6.09
“Company Closing Cash”	Schedule A
“Company Closing Indebtedness”	Schedule A
“Company Closing Statement”	Section 1.02(b)
“Company Disclosure Letter”	Article III
“Company Domain Name”	Section 1.03(b)(v)
“Company IT Systems”	Schedule A
“Company-Licensed IP”	Schedule A
“Company Majority Shareholder”	Schedule A
“Company Material Adverse Effect”	Schedule A
“Company Material Contract”	Section 3.16(a)
“Company Ordinary Share”	Schedule A
“Company-Owned IP”	Schedule A
“Company Permit”	Section 3.06(a)
“Company Pre-Closing Notice of Disagreement”	Section 1.02(a)
“Company Shareholder”	Schedule A
“Company Special Meeting”	Section 8.01(g)
“Company Subsidiary”	Schedule A
“Company Transaction Costs”	Schedule A
“Company Transaction Proposals”	Schedule A
“Company Value”	Schedule A
“Company Warrant”	Schedule A
“Confidentiality Agreement”	Schedule A
“Contract”	Schedule A
“Copyrights”	Schedule A
“COVID-19”	Schedule A
“COVID-19 Measures”	Schedule A
“Customs & International Trade Laws”	Section 3.18(a)
“D&O Indemnified Party”	Section 6.11(a)
“D&O Tail”	Section 6.11(b)
“Deposit Agreement”	Section 2.09(a)
“Depositary Bank”	Section 2.09(a)
“DGCL”	Recitals
“Domain Names”	Schedule A
“DPA”	Schedule A
“Effective Time”	Section 2.03
“Eligible Transfers”	Recitals
“Employment Agreement”	Schedule A

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“Environmental Law”	Schedule A
“Environmental Permits”	Section 3.15(a)
“ERISA”	Schedule A
“Exchange Act”	Schedule A
“Exchange Agent”	Section 2.10(a)
“Exchange Agent Agreement”	Section 2.10(a)
“Excluded Share”	Section 2.08(f)
“Exercising Warrantholders”	Section 2.09(c)
“Extension Proposal”	Schedule A
“Ex-Im Laws”	Schedule A
“FDI Approvals”	Section 6.03(a)
“FDI Clearance Laws”	Section 6.03(a)
“Financial Statements”	Section 3.07(b)
“FinCo”	Recitals
“Form F-6”	Section 6.01(e)
“Founder Registration Rights Agreement”	Schedule A
“Fully-Diluted Company Share Amount”	Schedule A
“Fundamental Representations”	Schedule A
“GAAP”	Schedule A
“GF”	Section 10.15
“GF Board”	Recitals
“GF Business Combination”	Section 6.09(b)
“GF Certificate of Incorporation”	Schedule A
“GF Class A Common Shares”	Recitals
“GF Class B Common Shares”	Recitals
“GF Class B Conversion”	Recitals
“GF Closing Statement”	Section 1.02(a)
“GF Disclosure Letter”	Article IV
“GF Group”	Section 10.15
“GF Liabilities”	Schedule A
“GF Material Adverse Effect”	Schedule A
“GF Material Contracts”	Section 4.19(a)
“GF Organizational Documents”	Schedule A
“GF Pre-Closing Notice of Disagreement”	Section 1.02(b)
“GF Preferred Shares”	Section 4.03(a)
“GF Private Placement Warrants”	Schedule A
“GF Public Warrants”	Schedule A
“GF SEC Reports”	Section 4.07(a)
“GF Shares”	Schedule A
“GF Stockholder”	Schedule A
“GF Stockholder Approval”	Schedule A
“GF Stockholder Meeting”	Section 6.01(a)
“GF Stockholder Redemptions”	Section 1.02
“GF Transaction Costs”	Schedule A

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“GF Transaction Proposals”	Schedule A
“GF Units”	Schedule A
“GF Warrants”	Schedule A
“Governmental Entity”	Schedule A
“Group Companies”	Schedule A
“HoldCo”	Preamble
“HSR Act”	Schedule A
“IFRS”	Section 3.07(a)
“Indebtedness”	Schedule A
“Insurance Policies”	Section 3.17(a)
“Intellectual Property”	Schedule A
“Intended Tax Treatment”	Recitals
“intentional fraud”	Schedule A
“IntermediateCo”	Preamble
“Intervening Event”	Schedule A
“Intervening Event Change in Recommendation”	Section 6.01(c)
“Intervening Event Notice Period”	Section 6.01(c)
“Investment Company Act”	Schedule A
“IP Contract”	Schedule A
“IPO Prospectus”	Schedule A
“IRS”	Section 1.03(a)(iii)
“JOBS Act”	Schedule A
“Knowledge”	Schedule A
“Lease”	Section 3.12(b)
“Leased Real Property”	Section 3.12(b)
“Legal Proceeding”	Section 3.12
“Liability”	Schedule A
“Lien”	Schedule A
“Non-Common Equity Financing”	Schedule A
“Merger”	Recitals
“Merger Consideration”	Section 2.08(b)(ii)
“Merger Sub”	Preamble
“Merger Sub Shareholder Approval”	Recitals
“Merger Sub Shares”	Section 2.08(c)
“New Equity Incentive Plan”	Section 6.20
“NYSE”	Schedule A
“Open Source Software”	Schedule A
“Order”	Schedule A
“Organizational Documents”	Schedule A
“Outside Date”	Section 8.01(b)
“Parties”	Preamble
“Patents”	Schedule A
“Payment Spreadsheet”	Section 1.02(d)
“Permitted Lien”	Schedule A

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“Person”	Schedule A
“Per Share Company Value”	Schedule A
“Personal Data”	Schedule A
“Post-Merger Transactions”	Section 6.22
“Potential Financing”	Section 6.23
“Pre-Closing Reorganization”	Recitals
“Privacy/Data Security Requirements”	Section 3.13(a)
“Proxy Statement”	Section 6.01(a)
“Reciprocal License”	Schedule A
“Redemption Rights”	Schedule A
“Registration Rights and Lock-Up Agreement”	Recitals
“Registration Statement”	Section 6.01(a)
“Related Parties”	Schedule A
“Remedies Exceptions”	Section 3.04
“Representatives”	Section 6.09(a)
“Required Financial Statements”	Section 6.21
“Required Regulatory Approvals”	Section 6.03
“Required Regulatory Filings”	Section 6.03
“SEC”	Schedule A
“Securities Act”	Schedule A
“Service Provider”	Schedule A
“Shareholder Loan”	Schedule A
“Shareholder Statement”	Recitals
“Signing Press Release”	Section 6.04(b)
“Solinair”	Schedule A
“Solinair Investment Amount”	Schedule A
“Software”	Schedule A
“Split Factor”	Schedule A
“Sponsor”	Schedule A
“Sponsor Support Agreement”	Recitals
“Stock Split”	Section 2.02
“Subsidiary”	Schedule A
“Surviving Company”	Recitals
“Tax/Taxes”	Schedule A
“Tax Return”	Schedule A
“Trade Secrets”	Schedule A
“Trademarks”	Schedule A
“Transaction Agreements”	Schedule A
“Transaction Costs”	Schedule A
“Transaction Litigation”	Section 6.17
“Transactions”	Schedule A
“Transfer Taxes”	Section 6.12
“Treasury Regulations”	Schedule A
“Trust Account”	Section 4.13

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“Trust Agreement”	Section 4.13
“Trust Fund”	Section 4.13
“Trustee”	Section 4.13
“Turkish Commercial Code”	Schedule A
“Turkish Enforcement and Insolvency Act”	Schedule A
“Turkish Labor Act”	Schedule A
“Unaudited Annual Financial Statements”	Section 3.07(b)
“Unit Separation”	Section 2.08(a)
“Unpaid GF Liabilities”	Schedule A
“Waiving Parties”	Section 10.15
“Warrant Agreement”	Schedule A
“Working Capital Loans”	Schedule A

Section 2 Additional Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Action” shall mean any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Entity.

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Anti-Corruption Laws” shall mean (a) the U.S. Foreign Corrupt Practices Act of 1977; (b) the UK Bribery Act 2010; (c) anti-bribery legislation promulgated by the European Union and implemented by its member states; (d) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; and (e) similar legislation applicable to the Company or any Company Subsidiary from time to time.

“Applicable Legal Requirements” shall mean any applicable federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Available Cash” shall mean (a) all amounts in the Trust Account (after reduction of the aggregate amount of payments required to be made pursuant to Section 6.10 hereof, including, but not limited to, any payments in connection with the Redemption Rights) plus (b) all cash or cash equivalents that are received by the Company on or prior to the Closing in accordance with the terms of any Common Equity Financing.

“Aviation Authority” shall mean or has jurisdiction over, the registration, airworthiness, design, production, operation, or maintenance of any aircraft, the safety certification or regulation of air carriers, the offering or sale of air transportation, or other matters relating to civil aviation within the jurisdiction where the aircraft is operated or the air carrier has its safety certification.

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“Benefit Plan” shall mean any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any bonus, stock option, stock purchase, restricted stock, other equity-based compensation, performance award, incentive, deferred compensation, health, welfare, retiree medical or life insurance, death or disability benefit, supplemental retirement, severance, retention, change in control, employment, consulting, fringe benefit, sick pay, vacation, or other employee benefit plan, program or arrangement, whether written or unwritten, other than, in any case, any statutory plan, program or arrangement that is required under any Applicable Legal Requirements and maintained by any Governmental Entity.

“Business Combination Proposal” shall mean any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the Transactions), relating to a GF Business Combination.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York, or Istanbul, Turkey are authorized or required by Applicable Legal Requirements to close.

“CFIUS” shall mean the Committee on Foreign Investment in the United States.

“CFIUS Clearance” shall mean (a) the receipt by the Company and GF of written notice (including by email) from CFIUS that (i) CFIUS has determined that none of the CFIUS Transactions is a “covered transaction” subject to review under the DPA, (ii) there are no unresolved national security concerns with respect to the CFIUS Transactions and CFIUS has concluded all action under the DPA with respect to such transactions, or (iii) CFIUS has determined that it is not able to conclude action under the DPA with respect to the CFIUS Transactions based on a CFIUS Declaration and the Parties may file a CFIUS Notice to seek written notification that CFIUS has concluded all such action, but CFIUS has not requested the filing of such CFIUS Notice; or (b) pursuant to the DPA, CFIUS has sent a report to the President of the United States requesting the President’s decision with respect to the CFIUS Transactions and the President has announced a decision not to suspend or prohibit such Transactions.

“CFIUS Declaration” shall mean a declaration submitted to CFIUS pursuant to 31 C.F.R. § 800.403.

“CFIUS Notice” shall mean a notice filed with CFIUS pursuant to 31 C.F.R. § 800.501.

“CFIUS Request” shall mean CFIUS’s requesting the submission of a CFIUS Declaration or the filing of a CFIUS Notice, or otherwise notifying one or more of the Parties of the commencement of a CFIUS review under the DPA with respect to one or more of the Transactions contemplated by this Agreement.

“CFIUS Transactions” shall mean the Transaction or Transactions contemplated by this Agreement with respect to which CFIUS has provided a CFIUS Request.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Common Equity Financing” shall mean (a) any Potential Financing pursuant to which any Person agrees to purchase or invest in, for cash or cash equivalents, common or ordinary shares of GF, at Ten Dollars ($10.00) per share, or the Company, at Ten Dollars ($10.00) per share assuming that the Stock Split has occurred (when the Company Ordinary Shares are equivalent to the GF Shares) and (b) subject to the prior written consent of the Company, which consent may be withheld in its sole discretion, any other Potential Financing pursuant to which any Person agrees to purchase or invest in, for cash or cash equivalents, common or ordinary shares of GF or the Company.

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“Company AD Warrants” shall mean an American depositary warrant of the Company duly and validly issued against the deposit of an underlying Company Warrant deposited with the Depositary Bank in accordance with the Deposit Agreement and representing the right to acquire one (1) Company ADS at an exercise price of $11.50 per Company ADS, subject to adjustment, terms and limitations as described in the Amended and Restated Warrant Agreement.

“Company ADS” shall mean an American Depositary Share representing one (1) Company Ordinary Share.

“Company Approval” shall mean the respective votes of the bodies required to approve the Company Transaction Proposals, as determined in accordance with Applicable Legal Requirements and the Company’s Organizational Documents.

“Company Closing Cash” shall mean, on a consolidated basis and calculated as of the open of business on the Closing Date, the aggregate consolidated amount of cash and cash equivalents, including marketable securities, short-term investments and demand deposits, on hand or in accounts of the Company and any of its Subsidiaries (net of outstanding checks) (not including (a) prepaid deposits or other similar restricted cash and (b) cash subject to any forbearance agreements).

“Company Closing Indebtedness” shall mean, on a consolidated basis and calculated as of the open of business on the Closing Date, Indebtedness of the Company and its Subsidiaries.

“Company IT Systems” shall mean all computer systems, hardware, servers, networks, data communication lines, and other information technology and telecommunications equipment and tangible assets, in each case, owned, leased, licensed, or outsourced, or otherwise used or held for use by or for any Group Company in connection with the businesses of the Group Companies.

“Company-Licensed IP” shall mean all Intellectual Property licensed to any of the Group Companies or used in the conduct or operation of the businesses of the Group Companies, as presently conducted.

“Company Majority Shareholder” shall mean Mapa Insaat ve Ticaret A.S., a joint stock company organized under the laws of Turkey.

“Company Material Adverse Effect” shall mean any change, event, state of facts, development or occurrence that, individually or in the aggregate, has had a materially adverse effect on the business, assets, financial condition or results of operations of the Group Companies, taken as a whole; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) acts of war, outbreak of hostilities, military actions, sabotage, civil unrest, protests, demonstrations, insurrections, riots, terrorism, cyberattacks or changes in global, national, regional, state or local political or social conditions in countries in which any of the Group Companies operate (including any escalation or worsening thereof or any anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions); (b) earthquakes, hurricanes, tornados, disease, epidemics, pandemics (including COVID-19 or SARS-CoV-2 virus or any mutation or variation thereof, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement) or other natural or man-made disasters, public health emergencies or weather conditions; (c) any change, event, state of facts, development or occurrence attributable to the announcement or

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execution, pendency, negotiation or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Entities) (provided, that, this clause (c) shall not apply to any representation or warranty set forth in Section 3.05 or compliance with any of the covenants set forth in Section 5.01); (d) changes or proposed changes in Applicable Legal Requirements (or any interpretation thereof) after the date of this Agreement; (e) changes or proposed changes in IFRS or GAAP (or any interpretation thereof) after the date of this Agreement; (f) general economic, regulatory, political, business, tax or financial market conditions, including changes in credit, debt, securities, financial, capital or reinsurance markets (including changes in prices, interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States, Turkey or anywhere else in the world; (g) events or conditions generally affecting the industries or geographic areas in which any of the Group Companies operates; (h) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided, that, this clause (h) shall not prevent a determination that any change, event, state of facts, development or occurrence underlying such failure has resulted in a Company Material Adverse Effect; (i) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement or any other Transaction Agreement; (j) any action taken, or not taken, by, or at the request of, GF or the Sponsor or any breach by GF or the Sponsor of their respective obligations; (k) any Transaction Litigation; or (l) the identity of or facts or circumstances relating to GF, the Sponsor or their respective Affiliates; provided, however, that if a change or effect related to clauses (a), (b), and (d) through (g) disproportionately adversely affects the Group Companies, taken as a whole, compared to similarly situated Persons operating in the same industry as the Group Companies, then such disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred, but only to the extent of the incremental disproportionate effect on the Group Companies, taken as a whole, relative to similarly situated Persons operating in the same industry as the Group Companies.

“Company Ordinary Share” shall mean, an ordinary share of the Company after giving effect to the Stock Split.

“Company-Owned IP” shall mean all Intellectual Property owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Shareholder” shall mean the holders of ordinary shares of the Company at the Effective Time following the consummation of the Stock Split.

“Company Subsidiary” shall mean each Subsidiary of the Company. “Company Transaction Costs” shall mean, as of any determination time, the aggregate amount of all out-of-pocket fees, commissions, costs, finder’s fees, expenses and other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, the Company in connection with the negotiation, preparation or execution of this Agreement or the other Transaction Agreements, the consummation of the Transactions, including (a) the fees and expenses of outside legal counsel, accountants, brokers, investment bankers, consultants, or other agents or service providers of the Company,; and (b) any other fees, filing fees, expenses, commissions or other amounts that are expressly allocated to the Company pursuant to this Agreement or any other Transaction Agreements, in each case, whether paid or unpaid prior to the Closing.

“Company Transaction Proposals” shall mean the transactions that are subject to respective Company Approval including (a) the adoption of this Agreement and approval of the Transactions, including the authorization of the Pre-Closing Reorganization, and the Merger; (b) the effectiveness of the Stock Split; (c) the approval of the issuance of the Company Ordinary Shares issuable as Merger Consideration; (d) the election of directors to the board of directors of the Company and entry into customary indemnification agreements with the directors of the Company; (e) approval of the Articles Amendment; (f) the execution and delivery by the Company of amended indemnification agreements with

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the Company’s directors and officers as of immediately following the Closing Date; (g) the purchase by the Company of a D&O insurance policy, effective as of immediately following the Closing Date, covering the Company’s directors and officers as of immediately following the Closing Date; (h) the appointment of the Company’s auditors; and (i) the adoption and approval of each other proposal reasonably agreed to by GF and the Company as necessary or appropriate in connection with the consummation of the Transactions.

“Company Value” shall mean (a) Six Hundred Fifty Four Million Dollars ($654,000,000), minus (b) the Company Closing Indebtedness, plus (c) the Company Closing Cash, plus (d) the Solinair Investment Amount, plus (e) the total amount of principal and interest outstanding under the Shareholder Loan.

“Company Warrant” shall mean a warrant representing the right to acquire one Company Ordinary Share in the same form and on the same terms and conditions as the applicable GF Warrant cancelled and converted into such warrant at the Effective Time pursuant to the Amended and Restated Warrant Agreement.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of January 28, 2022, by and between GF and the Company, as amended and joined from time to time.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, in writing, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“COVID-19” shall mean SARS-CoV-2, coronavirus or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, mask wearing, temperature taking, personal declaration, “purple badge standard,” shut down, closure, sequester or any other Applicable Legal Requirement in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“DPA” shall mean Section 721 of the Defense Production Act of 1950, as amended, and all interim and final rules and regulations issued and effective thereunder.

“Environmental Law” shall mean any and all Applicable Legal Requirements relating to pollution or protection of the environment.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Extension Proposal” shall mean the definitive proxy statement filed by GF on November 21, 2022 for the purpose of amending the GF Certificate of Incorporation and the Trust Agreement, in each case, to extend the time period for GF to consummate a business combination from December 22, 2022 to July 22, 2023, or such earlier date as determined by GF board of directors.

“Ex-Im Laws” shall mean all Applicable Legal Requirements relating to export, re-export, transfer, and import controls.

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“Founder Registration Rights Agreement” shall mean that certain Registration Rights Agreement, dated as of October 1, 2020, by and among GF, GF Acquisition Corp GP Ltd., GF Co-Investment LLC, The Phoenix Insurance Company Ltd., The Phoenix Excellence Pension and Provident Fund Ltd., GF Crossover Partners LP, and the other parties thereto.

“Fully-Diluted Company Share Amount” shall mean, as of immediately prior to the consummation of the Stock Split, the total number of issued and outstanding Company Ordinary Shares. Fully-Diluted Company Share Amount does not include any Company Ordinary Shares issuable in any Potential Financing.

“Fundamental Representations” shall mean: (a) in the case of the Company and Merger Sub, the representations and warranties contained in Section 3.01 (Organization and Qualification), Section 3.03 (Capitalization), Section 3.04 (Authority relative to this Agreement), Section 3.20 (Brokers); and (b) in the case of GF, the representations and warranties contained in Section 4.01 (Organization and Qualification), Section 4.03 (Capitalization), Section 4.04 (Authority relative to this Agreement), Section 4.08(a) and Section 4.08(b) (Business Activities), and Section 4.11 (Brokers).

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“GF Certificate of Incorporation” shall mean the Amended and Restated Certificate of Incorporation of GF, dated December 16, 2020, as may be amended, modified or supplemented from time to time.

“GF Liabilities” shall mean, as of any determination time, the aggregate amount of Liabilities of GF that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time, including any outstanding amounts under any Working Capital Loans and any deferred underwriting fees, costs and expenses from GF’s initial public offering. Notwithstanding the foregoing or anything to the contrary herein, GF Liabilities shall not include any GF Transaction Costs incurred by or on behalf of, or otherwise payable by GF.

“GF Material Adverse Effect” shall mean any change, event, state of facts, development or occurrence, that, individually or when aggregated with other changes, events, states of facts, developments or occurrences, has had, or would reasonably be expected to have, a materially adverse effect on the business, assets, financial condition or results of operations of GF; provided, however, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a GF Material Adverse Effect: (a) any change, event, state of facts, development or occurrence attributable to the announcement or execution, pendency, negotiation or consummation of the Transactions (provided, that, this clause (a) shall not apply to any representation or warranty set forth in Section 4.05 or compliance with any of the covenants set forth in Section 5.02); (b) changes or proposed changes in Applicable Legal Requirements after the date of this Agreement; (c) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; (d) general economic, regulatory, political, business, tax or financial market conditions, including changes in credit, debt, securities, financial, capital or reinsurance markets (including changes in prices, interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world; or (e) any failure to meet any projections, forecasts, guidance, estimates, milestones or financial predictions of cash position, provided, that, this clause (e) shall not prevent a determination that any change, event, state of facts, development or occurrence underlying such failure has resulted in a GF Material Adverse Effect; provided, however, that if a change or effect related to clauses (b) through (d) disproportionately adversely affects GF, compared to similarly situated special purpose acquisition companies, then such disproportionate impact may be taken into account in determining whether a GF Material Adverse Effect has occurred, but only to the extent of the incremental disproportionate effect on GF, relative to similarly situated special purpose acquisition companies.

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“GF Private Placement Warrants” shall mean the warrants sold by GF to the Sponsor in connection with GF’s initial public offering that entitle the Sponsor to purchase GF Class A Common Shares at an exercise price of $11.50 per share.

“GF Public Warrants” shall mean the warrants sold to the public by GF as part of GF’s initial public offering (whether purchased in such offering or thereafter in the public market) that entitle the holder thereof to purchase GF Class A Common Shares at an exercise price of $11.50 per share.

“GF Shares” shall mean the GF Class A Common Shares and the GF Class B Common Shares.

“GF Stockholder” shall mean a holder of GF Shares.

“GF Stockholder Approval” shall mean the vote of the holders of GF Shares required to approve the GF Transaction Proposals, as determined in accordance with Applicable Legal Requirements and GF’s Organizational Documents.

“GF Transaction Costs” shall mean, as of any determination time, the aggregate amount of all out-of-pocket fees, commissions, costs, finder’s fees, expenses and other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, GF in connection with the negotiation, preparation or execution of this Agreement or the other Transaction Agreements, the consummation of the Transactions or the consummation of GF’s initial public offering, including (a) any Unpaid GF Liabilities (including the repayment of Working Capital Loans), (b) the fees and expenses of outside legal counsel, accountants, brokers, investment bankers, consultants, or other agents or service providers of GF, and (c) any other fees, filing fees, Transfer Taxes, expenses, commissions or other amounts that are expressly allocated to GF pursuant to this Agreement or any other Transaction Agreements, in each case, whether paid or unpaid prior to the Closing.

“GF Transaction Proposals” shall mean (a) the adoption of this Agreement and approval of the Transactions, including the authorization of the Merger; (b) the adoption and approval of each other proposal reasonably agreed to by GF and the Company as necessary or appropriate in connection with the consummation of the Transactions (including any proposal to alter the authorized share capital of GF to match the authorized share capital of Merger Sub); and (c) the adoption and approval of a proposal for the adjournment of the GF Stockholder Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing.

“GF Units” shall mean equity securities of GF each consisting of one GF Class A Common Share and one-half (1/2) of one GF Public Warrant.

“GF Warrants” shall mean the GF Public Warrants and the GF Private Placement Warrants.

“Governmental Entity” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory, taxing or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries, which shall include GF following the Closing.

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“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Indebtedness” shall mean any of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing.

“Intellectual Property” shall mean all intellectual property (and rights therein and thereto) in any jurisdiction throughout the world including: (a) all inventions (whether or not patentable), invention disclosures, certificates of invention, all improvements thereto, patents, utility models, industrial designs and all applications for any of the forgoing, including all provisionals, substitutions, divisionals, continuations, continuations-in-part, reissuances, renewals, extensions, reexaminations, or the like and any foreign equivalents of the foregoing (collectively, “Patents”); (b) all trademarks, service marks, certification marks, brand names, trade dress rights, logos, slogans, corporate names, business names and trade names, and other source or business identifiers, indicia of origin, together with the goodwill associated with any of the foregoing, along with all applications, registrations or similar reservations of marks, renewals and extensions thereof (collectively, “Trademarks”); (c) all copyrights, copyrights works, works of authorship (whether or not copyrightable), literary works, rights in Software, design rights, masked works, pictorial and graphic works, reversions and moral rights, along with all applications, registrations and any renewals and extensions thereof (collectively, “Copyrights”); (d) all internet domain names, and social media usernames, handles and accounts, (collectively, “Domain Names”); (e) all trade secrets, know-how, technology, discoveries and improvements, proprietary rights, formulae, confidential information, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals, technical information, source code, techniques, ideas, research, data analytics, designs, drawings, specifications, procedures, processes, models, algorithms, formulations, manuals and systems, whether or not patentable or copyrightable (collectively “Trade Secrets”); (f) data, databases and data collections; and (g) all legal rights arising from items (a) through (f), including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere, and enjoin based upon such interests.

“intentional fraud” shall mean, with respect to a Party to this Agreement, an actual and willful fraud with respect to the making of the representations and warranties pursuant to Article III or Article IV (as applicable), provided, that, such actual and intentional fraud of such Party shall only be deemed to exist if the Party making such representation and warranty had actual knowledge (as opposed to imputed or constructive knowledge) that such representation and warranty made by such Party pursuant to, in the case of the Company, Article III as qualified by the Company Disclosure Letter, or, in the case of GF, Article IV, was actually breached when made, with the express intention that the other Party to this Agreement rely thereon to its detriment, and such other Party did in fact rely on such representation or warranty and was damaged thereby.

“Intervening Event” shall mean any material fact, circumstance, occurrence, event, development, change or condition or combination thereof that (a) was not known and was not reasonably foreseeable to GF or the GF Board as of the date of this Agreement and that becomes known to GF or the GF Board prior to the GF Stockholder Meeting; and (b) does not relate to any Business Combination Proposal; provided, however, that (i) any change in the price or trading volume of GF Class A Common Shares shall not be taken into account for purposes of determining whether an Intervening Event has occurred; (ii) in no event

FINAL FORM

shall any fact, circumstance, occurrence, event, development, change or condition or combination thereof that has had or would reasonably be expected to have an adverse effect on the business, results of operations or financial condition of any of the Group Companies constitute an Intervening Event unless such event, fact, circumstance or development constitutes a Company Material Adverse Effect (and for the avoidance of doubt, any fact, circumstance, occurrence, event, development, change or condition or combination thereof excluded from the definition of Company Material Adverse Effect shall not constitute an Intervening Event); and (iii) any Group Company meeting, failing to meet or exceeding projections shall not be taken into account for purposes of determining whether an Intervening Event has occurred (provided that the underlying factors may be taken into account).

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended.

“IP Contract” shall mean any Contract pursuant to which any Group Company (a) grants to a third Person any license, immunity or other right in or to any material Company-Owned IP or (b) is granted by a third Person a license, immunity or other right in to any Intellectual Property that is material to the business of any Group Company; except in each of the foregoing cases any Contract for: (i) Open Source Software, (ii) any uncustomized third party Software that is generally commercially available to the public on standard terms with an aggregate annual license and maintenance fees of less than $250,000, (iii) non-exclusive rights to Intellectual Property incidental to or implied by the sale or purchase of goods or services, in each case of and entered into in the ordinary course of business, and (iv) Intellectual Property developed by an employee or independent contractor engaged by such Group Company on the Company’s standard form agreement made available to GF or other agreement with substantially similar terms relating thereto.

“IPO Prospectus” shall mean the final prospectus of GF, dated as of December 22, 2020, and filed with the SEC on December 21, 2020 (File No. 333-251058).

“JOBS Act” shall mean the Jumpstart Our Business Startups Act of 2012.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event, following reasonable inquiry, of: (a) with respect to the Company or Merger Sub, the individuals listed on Section 1.01 of the Company Disclosure Letter; and (b) with respect to GF, the individuals listed on Section 1.01 of the GF Disclosure Letter.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, investigation (formal or informal), inquiry, arbitration or proceeding, in each case, by or before a Governmental Entity ( in each case, whether civil, criminal or administrative or at law or in equity).

“Liability” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Applicable Legal Requirement, Legal Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, license, option, right of first offer, right of first refusal, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Non-Common Equity Financing” shall mean any Potential Financing that is not a Common Equity Financing.

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“NYSE” shall mean the New York Stock Exchange.

“Open Source Software” shall mean any Software that is licensed pursuant to (a) any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); (b) any license to Software that is considered “free” or “open source software” by the Open Source Initiative or the Free Software Foundation; or (c) any Reciprocal License, in each case whether or not source code is available or included in such license.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Organizational Documents” shall mean, with respect to any Person that is not an individual, the articles or certificate of incorporation or organization, trade registry certificate (faaliyet belgesi), articles of association, bylaws, limited partnership agreement, partnership agreement, limited liability company agreement, shareholders agreement and other similar organizational documents of such Person.

“Permitted Lien” shall mean: (a) Liens for (i) Taxes not yet delinquent or (ii) Taxes that are being contested in good faith and for which appropriate reserves have been established in accordance with IFRS; (b) statutory and contractual Liens of landlords with respect to Leased Real Property that do not, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected real property leased by any of the Group Companies; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) that are not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of real property, zoning, building code, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the Group Companies; (e) Liens on the interests of any landlord or sublandlord with respect to any real property leased by any Group Company; (f) Liens securing the Indebtedness of any of the Group Companies set forth on Section 3.16(a)(ii) of the Company Disclosure Letter; (g) in the case of Intellectual Property, third party non-exclusive license agreements entered into in the ordinary course; (h) Liens incurred in connection with capital lease obligations of any of the Group Companies; (i) non-exclusive licenses granted to customers, suppliers, distributors, or vendors under Company-Owned IP in the ordinary course of business; and (j) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record or that would be shown in an accurate survey or a physical inspection of any real property, in each case, that do not materially interfere with the present use of, or materially detract from the value of, the assets of the Group Companies, taken as a whole.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Per Share Company Value” shall mean the quotient obtained by dividing (a) the Company Value by (b) the Fully-Diluted Company Share Amount.

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“Personal Data” shall mean any information relating to an identified or identifiable individual person, household or device, including any information in any form that can be used, alone or in combination with other personal or identifying information, to identify an individual person, household or device.

“Reciprocal License” shall mean a license of an item of Software that requires or that conditions any rights granted in such license upon (a) the disclosure, distribution or licensing of any Software constituting Company-Owned IP to a third Person; (b) a requirement that any disclosure, distribution or licensing of any Software constituting Company-Owned IP to a third Person be at no charge; (c) a requirement that any other licensee of Software constituting Company-Owned IP be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any such Software constituting Company-Owned IP; (d) a requirement that such Software constituting Company-Owned IP be redistributable by other licensees; or (e) the grant of any patent rights constituting Company-Owned IP (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

“Redemption Rights” shall mean the redemption rights provided for in the GF Organizational Documents.

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Subsidiaries, Representatives, and each of their respective successors and assigns.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Service Provider” shall mean any employee, officer, director, individual independent contractor or individual consultant of the Company or any Company Subsidiary.

“Shareholder Loan” shall mean the loan issued by the Company to the Company Majority Shareholder pursuant to an intercompany loan agreement to be executed between those parties.

“Software” shall mean all computer software, applications, and programs, including software compilations, development tools, compilers, files, scripts, manuals, design notes, programmers’ notes, architecture, application programming interfaces, mobile applications, algorithms, user interfaces, menus, buttons, icons, and documentation related thereto or associated therewith as well as any foreign language versions, fixes, upgrades, updates, enhancements, new versions, previous versions, new releases and previous releases thereof, in each case, whether in source code, object code or human readable form.

“Solinair” shall mean SOLINAIR – Letasko podjetje, d.o.o Secovlje.

“Solinair Investment Amount” shall mean the total value of any investment by the Company or its Subsidiaries in Solinair set forth in the latest monthly available balance sheet of the Company as of the Closing Date as accounted in accordance with the equity method.

“Split Factor” shall mean the quotient obtained by dividing (a) the Per Share Company Value by (b) $10.00.

“Sponsor” shall mean Golden Falcon Sponsor Group, LLC, a Delaware limited liability company.

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“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Tax” or “Taxes” shall mean: any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, capital gains, capital stock, windfall profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, severance, social security (including national health insurance), payroll, recapture, net worth, employment, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, fees, levies and other similar charges, in each case, imposed by a Governmental Entity in the nature of tax, together with any interest, penalties, and additions to tax imposed by a Governmental Entity with respect to any such amounts.

“Tax Return” shall mean any return, declaration, report, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Transaction Agreements” shall mean this Agreement, the Registration Rights and Lock-Up Agreement, the Confidentiality Agreement, the Articles Amendment, the Sponsor Support Agreement, the Shareholder Statement and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Costs” shall mean the combined amount of the GF Transaction Costs plus the Company Transaction Costs.

“Transactions” shall mean the transactions contemplated pursuant to this Agreement and the Transaction Agreements, including the Merger, the Pre-Closing Reorganization, and the Stock Split.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Turkish Commercial Code” shall mean the Turkish Commercial Code, numbered 6102.

“Turkish Enforcement and Insolvency Act” shall mean the Enforcement and Bankruptcy Act, numbered 2004.

“Turkish Labor Act” shall mean the Labor Act, numbered 4857.

“Unpaid GF Liabilities” shall mean the outstanding GF Liabilities.

“Warrant Agreement” shall mean the Warrant Agreement, dated as of December 17, 2020, between GF and Continental Stock Transfer & Trust Company, a New York corporation.

“Working Capital Loans” means any loan made to GF by the Sponsor, any affiliate of the Sponsor, or any of GF’s or the Sponsor’s officers or directors for the purpose of financing costs incurred in connection with a Business Combination (as such term is defined in Article II of GF Certificate of Incorporation).

EXHIBIT A

Form of Articles Amendment

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THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF MNG HAVAYOLLARI VE TAŞIMACILIK ANONİM ŞİRKETİ

INCORPORATION

Article 1

A joint-stock company has been incorporated by the by the founders, whose names, surnames, nationalities, and addresses are provided below, in accordance with provisions of the Turkish Commercial Code concerning the instantaneous incorporation of joint-stock companies.

NO.	NAME AND SURNAME-TITLE OF THE FOUNDER	RESIDENTIAL ADDRESS	NATIONALITY
1	MNG Holding A.Ş.	Uğur Mumcu Cad. No:88 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY

2	Günal İnşaat Ticaret ve Sanayi A.Ş.	Uğur Mumcu Cad. No:88 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY

3	Mapa İnşaat ve Ticaret A.Ş.	Uğur Mumcu Cad. No:88 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY

4	Ayşegül ÖZKAPLAN	Portakal Çiçeği Sok. No:46/5 Çankaya/ANKARA	REPUBLIC OF TURKEY

5	Doğan AYAN	Bardacık Sok No:92/7 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY

6	Ahmet Serdar ÖZKAZANÇ	Çayhane Sok. No:25/2 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY

7	Hasan Tayyar ARICA	Manolya Sok. No:5/7 Dikmen/ANKARA	REPUBLIC OF TURKEY

TRADE NAME OF THE COMPANY

Article 2

The trade name of the Company is “MNG Havayolları ve Taşımacılık Anonim Şirketi”.

PURPOSE AND FIELD OF ACTIVITY OF THE COMPANY

Article 3

The Company was established for the purpose of special scheduled and/or charter passenger, tourist, worker and cargo aircraft transportation within Turkey and/or between Turkey and foreign countries or two foreign countries. The company may engage in all kinds of ancillary and auxiliary activities and may operate in the following business scopes in order to realize its field of activity.

a) The Company may purchase all kinds of vehicles, equipment, materials and spare parts in Turkey and abroad related to aircrafts and their operation and/or lease the same. The Company may directly operate the aircraft it has purchased or leased under Turkish registration within Turkey and/or between Turkey and foreign countries or between two foreign countries or only on international routes on a special scheduled basis and/or on a charter basis. The Company may carry passengers, tourists, workers and bulk (cargo) or rent these aircraft to Turkish or foreign companies on the basis of specific flights, seats or duration.

b) The Company may carry out import, export and transit transportation transactions related to its purpose and field of activity.

c) The Company may open and operate general and private warehouses where imported and exported goods are placed under customs supervision. The Company may open storehouses and warehouses. The Company may purchase and lease land, sea and air vehicles for these works. The Company may install, lease and operate fuel stations, maintenance and repair shops for these vehicles.

d) The Company may establish warehouses for the preservation of foodstuffs and establish and operate cold stores.

e) The Company may open and operate a warehouse for the storage of valuable items.

f) The Company may provide logistics services such as picking up a product from the factory where it is manufactured, transportation, customs clearance, storage and delivery to the purchaser.

g) The Company may provide Air Taxi Transportation operations and services. The Company may purchase all kinds of vehicles, equipment, materials and spare parts in Turkey and abroad necessary for air taxi transportation and/or lease the same. The Company may operate the aircraft it has purchased or leased under Turkish registration within Turkey and/or between Turkey and foreign countries or between two foreign countries or only on international routes. The Company may lease these aircraft to Turkish or foreign companies on the basis of specific flights, seats or duration.

h) The Company may provide ground operation services such as loading and unloading company aircraft at airports.

i) The Company may provide intermediary services in the purchase, sale and rental of spare parts and components related to aircraft.

j) The Company may open branch offices, agencies, representation offices, offices, maintenance stations, passenger and freight transportation and services, and ground operation services for domestic and foreign companies, in relation to its purpose and field of activity. The Company may provide all kinds of ground operation services for domestic and foreign airlines and may establish and operate fuel supply services, or have Turkish and foreign companies perform these works with private agreements. The company may undertake such services of other domestic and foreign companies operating in its own field of activity through agreements.

k) The company May establish new companies related to its field of activity or indirectly benefiting its field of activity. The company may participate in established domestic or foreign companies, acquire stocks and partnership shares, and perform transfer and merger transactions with companies operating in its own field of activity. The Company may sell, transfer and pledge the securities it owns or pledge such securities as collateral in various ways.

l) The Company may purchase movables, real estate and all kinds of goods in order to achieve its purpose and field of activity. The Company may carry out all kinds of transactions on its real estate. The Company may sell them to real or legal persons, exchange them, rent them partially or completely, operate, unite, allocate and distribute them. The Company may perform all kinds of corrections due to changes (such as demolition, construction) on real estate. The Company may establish construction servitude and condominium. The Company may convert the construction servitude into condominium ownership. The Company may carry out all kinds of transactions related to them (such as issuing lists, preparing management plans, determining land shares) and may issue and register all kinds of documents that may be requested by the Land Registry Offices. The Company may establish a mortgage, especially the real rights, on the real property belonging to the Company or third parties for the debts of the Company or third parties, and revoke the mortgage. The Company may establish a commercial enterprise pledge on the securities belonging to the Company. The Company may also be a guarantor for the debts of the Company or third parties and may accept the surety of third parties and receive mortgages and all kinds of guarantees for its receivables.

m) The Company may obtain concessions, permits, patents and/or patent rights and licenses related to its field of activity. The Company may own all kinds of intangible rights such as brands, models, pictures. The Company may execute know-how, technical assistance, repair and maintenance agreements with foreign companies, and may employ foreign employees.

n) The Company may obtain and borrow all kinds of loans in short, medium and long terms from banks and similar organizations.

o) The Company may open all kinds of private education institutions related to its field of activity.

p) Except for the aforementioned business scopes, the Company may enter into other works that may be deemed beneficial and necessary in order to achieve the purpose and field of activity of the Company in the future, upon the proposal of the Board of Directors and the resolution of the General Assembly.

HEADQUARTERS AND BRANCH OFFICES OF THE COMPANY

Article 4

The registered office of the Company is in İstanbul. Address: WOW Convention Center İDTM 34149 Yeşilköy- Bakırköy/İSTANBUL. For the change of the address, the new address is registered at the trade registry and announced at the Turkish Trade Registry Gazette. It is also notified to the Ministry of Industry and Trade. For the Company that fails to register its new address after leaving the registered and announced address, this situation would be deemed as a reason for termination. The Company may open branches in Turkey and abroad, provided that it notifies the Ministry of Industry and Trade.

DURATION OF THE COMPANY

Article 5

The duration of the Company is indefinite from the date of registration and announcement. This duration may be shortened by obtaining permission from the Ministry of Industry and Trade and by amending the Articles of Association.

CAPITAL AND SHARES

Article 6

The Company has adopted the registered capital system as per the provisions of the Turkish Commercial Code and switched to the registered capital system with the permission of the Directorate General of Domestic Trade of the Ministry of Commerce dated [•] and numbered [•]. The ceiling of the registered capital of the Company is TRY 197,500,000 (one hundred ninety-seven million five hundred thousand Turkish Liras) and is divided into [•] ([•]) registered shares, each with a nominal value of TRY [•] ([•]). The authorization for the ceiling of registered capital permission given by the Ministry of Commerce shall be valid for the years 2022 through 2027 (5 years). If the permitted registered capital ceiling is not reached by such date (at the end of the year 2027), in order for the board of directors to pass a resolution for capital increase after the end of 2027, articles of association shall be amended in the general assembly in order to authorized the board of directors for a new term which shall not exceed 5 (five) years. In case of failure to obtain such authorization, the Company shall be deemed to exit the registered capital system.

The allocation of the issued capital of the Company between the shareholders of the Company is as follows:

Shareholder	Share Group	Number of Shares	Amount of Shares (TL)	Shareholding Percentage (%)
Günal İnşaat Anonim Şirketi	A	[•]	7,468,000.00	18.91
Mapa İnşaat ve Ticaret Anonim Şirketi	A	[•]	29,328,013.00	74.25
Mehmet Nazif Günal	A	[•]	1,303,987.00	3.30
MNG Holding Anonim Şirketi	A	[•]	215,000.00	0.54
Ali Sedat Özkazanç	B	[•]	1,185,000.00	3.00
TOTAL		[•]	39,500,000.00	100

The issued share capital of the Company is TRY 39,500,000 (thirty-nine million five hundred thousand Turkish Liras) and has been fully paid without collusion. The Company’s capital may be increased or decreased whenever necessitated as per the provisions of the Turkish Commercial Code.

The Board of Directors is authorized, at times it deems required, to pass resolutions on matters regarding increase of the issued capital through issuance of new shares, provided that the registered capital ceiling is not exceeded, and restriction of shareholders’ right to acquire new shares, in accordance with the provisions of the Turkish Commercial Code. The authority to restrict acquisition of new shares may not be exercised in a manner to cause inequality among the shareholders.

Following the capital increase as per the provisions of this article, the new version of the article regarding the Company’s capital of the articles of association showing the issued capital shall be registered with the Trade Registry by the Board of Directors and announced in the Turkish Trade Registry Gazette. Capital increases announced in the Turkish Trade Registry Gazette shall also be published on the Company website.

Since the nominal value of each share representing the capital of the Company has been changed from TRY 1.00 (one Turkish Lira) to TRY [•], the share certificates held by the shareholders of the Company shall be recalled from the shareholders and replaced with the share certificates representing the same amount of shares as changed by the resolution of the Board of Directors. Share certificates whose nominal value is not changed shall continue to be valid.

Except for (i) the legal or arbitrary share transfers to be made by the shareholder who owns A Group Shares to his or her first or second degree relatives; or (ii) share transfers whereby A Group Shares are transferred to a domestic or overseas legal entity whose management is controlled by the immediate blood relatives or second degree relatives of the shareholder who owns A Group Shares, in the event that any of the A Group Shares are transferred to a third party the privileges on such shares shall automatically terminate and such shares shall be deemed to have been automatically converted into B Group Shares as of the date of such share transfer

SHARE CERTIFICATES

Article 7

All the share certificates of the Company shall be issued as nominative share certificates.

Share certificates can be printed as various denominations.

BOARD OF DIRECTORS, its DURATION and BOARD MEETINGS

Article 8

The business and management of the Company shall be carried out by a Board of Directors consisting of 9 (nine) members to be elected by the General Assembly within the framework of the provisions of the Turkish Commercial Code and these articles of association. 5 (five) members shall be elected by the General Assembly from among the nominees nominated by the majority of the shareholders holding A Group Shares.

3 (three) members of the Board of Directors shall be elected as independent board members. Regarding the necessary requirements to be fulfilled by the independent board members, maximum compliance will be ensured with the terms and provisions in the corporate governance principles of the Capital Markets Board.

If a legal entity is elected as a member of the board of directors, one real person determined by the legal entity shall be registered and announced on behalf of the legal entity together with such legal entity; in addition, the registration and announcement shall be immediately announced on the Company’s website. Only such registered person may attend and vote in the meetings on behalf of the legal entity.

In the event that a board membership becomes vacant for any reason or if the independent board member ceases to be independent, the board of directors shall temporarily appoint a person possessing the legal requirements and submit the same to the approval of the first general assembly in line with the provisions of the Turkish Commercial Code and capital markets legislation. The temporary member to be elected by the board of directors shall be determined in accordance with the allocation of the members mentioned in the first paragraph of this Article. Member so appointed shall serve until the general assembly meeting that such member is submitted for approval and if approved, complete the term of office of his predecessor.

Each year, the chairman and the vice chairman to act as the chairman’s proxy when he is absent shall be elected from amongst the nominees to be nominated by the majority of the shareholders holding A Group Shares.

The board of directors shall establish Audit Committee, Early Detection of Risk Committee and Corporate Governance Committee. Composition, duties and working principles of such committees shall be governed by the Turkish Commercial Code, the Capital Markets Law and the relevant legislation as well as such committees’ relationships with the Board shall be governed by the provisions of the relevant legislation.

Board members are appointed for a maximum term of 3 (three) years. Term of office of each Board member shall terminate upon expiry of its term of office or upon its resignation, loss of legal capacity, death or receipt of the written notice dismissing such member from duty. Unless dismissed, board members who terms of office expires may be re-elected.

If one of the Board members is declared bankrupt or if a Board member’s capacity is restricted or a member ceases to possess the legal requirements necessary for membership or qualifications envisaged in the articles of association, such person’s membership shall automatically terminate without need for any further procedure.

Even if they had been appointed in the articles of association, board members may always be dismissed prior to the expiry of their term of office upon a resolution of the general assembly in case of presence of a relevant item in the agenda or if there is no relevant item in the agenda, in case of presence of a just cause. A legal person who is a Board member may replace the person registered on its behalf, at any time. Members who are dismissed are not entitled to claim compensation.

Meetings of the Board of Directors shall be held at the place and time determined by the Board of Directors at the head office or the Company or any place inside or outside Turkey.

As per provisions of the Turkish Commercial Code, if one of the members does not request a discussion, the board of directors may pass a resolution, provided that written consents or signatures of the sufficient number of board members envisaged in the Turkish Commercial Code and these articles of association are obtained in relation to the proposal of a board member written in the form of a resolution. As a validity condition of the resolution, the same proposal must be made to all Board members. Approvals do not have to be on the same sheet; however all of the sheets bearing the approval signatures must be affixed in the resolution book of the Board of Directors in order for the resolution to be valid.

Persons who are entitled to attend the board meetings of the Company may also participate in such meetings in electronic environment in accordance with article 1527 of the Turkish Commercial Code. In accordance with the provisions of the Communiqué on Assemblies to be Held in Electronic Environment in Commercial Companies Except for Company General Assemblies (the “Communiqué”), the Company may establish an electronic meeting system that will allow the beneficiaries to attend the meetings, express their opinions, make suggestions and vote on electronic environment or purchase services from the systems established for this purpose. At all meetings to be held, it shall be ensured that the beneficiaries can exercise their rights specified in the provisions of the relevant legislation within the framework of the aforementioned Communiqué through the system established in accordance with this provision of the articles of association or the system from which support services shall be obtained.

Board meetings may not only be conducted entirely in electronic environment but may also be conducted through participation of some members in electronic environment to a meeting where some members are physically present.

THE REPRESENTATION OF THE COMPANY AND TASK DISTRIBUTION OF THE MEMBERS OF THE BOARD OF DIRECTORS

Article 9

The representation of the Company belong to the Board of Directors against others.

The Board of Directors may assign its power of representation to one or more executive member(s) or third parties as directors. Minimum one member of the Board of Directors must have the power of representation. (Article 370 of the Turkish Commercial Code)

The Board of Directors shall issue an internal directive pursuant to Article 367 of the Turkish Commercial Code and may transfer the management partially or completely to one or more members of the Board of Directors or to a third party.

In order the documents to be delivered and agreements to be concluded by the Company to be valid, they shall bear the signature of the authorized signatory of the Company, which shall be appended under the trade name of the Company.

GENERAL ASSEMBLY

Article 10

The General Assemblies are convened regularly and extraordinarily. The ordinary General Assemblies are gathered within 3 months after the end of the financial year of the Company at least once in a year, and the extraordinary General Assemblies gather in circumstances and cases where necessitated by the businesses of the Company.

At the General Assembly Meetings, the voting rights of the shareholders shall be determined by proportioning the total value of the nominal value of the shares that the respective shareholder possesses, to the total value of the Company’s nominal capital. The shareholder may attend the General Assembly meetings personally or send a representative who is or is not a shareholder.

At the General Assembly Meetings, the issues mentioned in article 409 of the Turkish Commercial Code are negotiated and the necessary decisions are made. The quorum for the meetings and the resolutions are subject to the provisions of the Turkish Commercial Code.

The General Assembly may convene at the headquarters or any convenient places.

The beneficiaries who are entitled to attend the general assembly meetings of the Company may also participate in such meetings in electronic environment in accordance with article 1527 of the Turkish Commercial Code. In accordance with the provisions of the Regulation on General Assemblies to be Held in Electronic Environment in Joint Stock Companies, the Company may establish an electronic general assembly system that will allow the beneficiaries to attend the general assembly meetings, express their opinions, make suggestions and vote on electronic environment or purchase services from the systems established for this purpose. At all general assembly meetings to be held, in accordance with this provision of the articles of association, it shall be ensured that the beneficiaries and their representatives can exercise their rights specified in the provisions of the aforementioned Regulation through the established system.

ANNOUNCEMENTS

Article 11

Announcements of the company shall be made in accordance with the provisions of the fourth paragraph of Article 35 of the Turkish Commercial Code.

The announcements regarding the calling of the General Assembly to the meetings are obligated to be made at least two weeks in advance excluding the days of the meeting in accordance with Article 414 of the Turkish Commercial Code.

ACCOUNTING PERIOD

Article 12

The accounting period of the Company shall start on the first day of January of each year and shall end on the last day of December of the same year. However, for the year that the Company is incorporated, the accounting period shall start on the day on which the company’s establishment was finalized and it shall end on the last day of December of the same year.

DETERMINATION OF PROFIT and DIVIDEND PAYMENTS

Article 13

The net profit of the Company is the balance remaining after all the expenses are deducted from the total income determined at the end of the activity period. a) The general legal reserve of 5% is set aside from the net profit for the period until it reaches twenty percent (20%) of the paid-in capital each year. b) 5% of the remaining amount is distributed to the shareholders as dividend. The General Assembly is authorized to decide to set aside as legal reserves or to distribute partially or completely the amount remaining from the net profit following the deduction of the amounts stated in subparagraphs (a) and (b). The general assembly may distribute advance dividend to shareholders within the framework of the relevant legislation. The provisions of the relevant legislation shall be applied to the calculation and distribution of the advance dividend.

Group A Shares are granted dividend privilege. Accordingly, provided that convertible bonds are issued by the Company, the distributable profit of the Company in the monetary amount corresponding to the higher of the total nominal value of the bonds converted into shares or the total value of the shares subject to conversion on the conversion date within the scope of the convertible bond issues to be made until [•] shall be distributed only to Group A Shareholders. Provided that; Group B Shares shall be deprived of profit and no dividend shall be distributed or paid to Group B Shareholders (including the distribution to be made pursuant to sub-paragraph (b) of the first paragraph of this Article) until the dividend in the monetary amount corresponding to the higher of the total nominal value of the bonds converted into shares is paid to Group A Shareholders or the total value of the shares subject to conversion on the date of conversion within the scope of convertible bond issues to be made until [•]. This privilege granted to the Group A Shareholders shall automatically terminate on the date when the dividend corresponding to the monetary amount higher of the total nominal value of the bonds converted into shares or the total value of the shares subject to conversion on the date of conversion within the scope of the convertible bond issues to be made until [•] is paid to the Group A Shareholders. In any case the privilege granted to Group A Shares shall automatically terminate on [•].

RESERVE FUND

Article 14

The provisions of Articles 519 and 523 of the Turkish Commercial Code are applied to the contingency reserves spared by the Company.

LEGAL PROVISIONS

Article 15

The provisions of the Turkish Commercial Code shall apply to matters which are included in this Articles of Association.

ISSUANCE OF SECURITIES AND CAPITAL MARKET INSTRUMENTS

Article 16

Provided that the provisions of the Turkish Commercial Code, Capital Markets Law and legislations regarding thereto are complied with, the Company may issue all kinds of capital markets instruments to be sold to real and legal persons in and out of Turkey.

Provided that the provisions of the Capital Markets Law and the applicable capital market legislation regarding thereto are complied with, the Board of Directors of the Company has the authority to issue all kinds of capital markets instruments including bonds, commercial papers, convertible bonds, exchangeable bonds and other capital markets instruments which are deemed as debt instruments.

The board of directors is authorized in relation to determination of issuance and maximum amounts, types, maturities, interests and other requirements as to the issuance and authorization of the management regarding these matters as per the Capital Markets Law.

EXHIBIT B

Certificate of Merger

CERTIFICATE OF MERGER

OF

MERLIN MERGER SUB, INC.

WITH AND INTO

GOLDEN FALCON ACQUISITION CORP.

Golden Falcon Acquisition Corp., a corporation duly organized and existing under and by virtue of the laws of the State of Delaware (the “Corporation”), desiring to merge Merlin Merger Sub, Inc., a corporation duly organized and existing under and by virtue of the laws of the State of Delaware (“Merger Sub” and together with the Corporation, collectively, the “Constituent Corporations”), with and into the Corporation with the Corporation as the surviving corporation (the “Merger”), pursuant to Title 8, Section 251 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), hereby certifies as follows:

FIRST: The name and state of incorporation of each of the Constituent Corporations to the Merger are as follows:

Name	State of Incorporation
Merlin Merger Sub, Inc.	Delaware
Golden Falcon Acquisition Corp.	Delaware

SECOND: The Business Combination Agreement (the “Business Combination Agreement”), dated as of December 6, 2022, by and among each of the Constituent Corporations, MNG Havayolları ve Taşımacılık A.Ş., a joint stock corporation organized under the laws of Turkey, Merlin HoldCo, LLC, a Delaware limited liability company, Merlin IntermediateCo, LLC, a Delaware limited liability company, and Merlin FinCo, LLC, a Delaware limited liability company, which includes the terms and conditions of the Merger, was approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with Section 251 of the DGCL.

THIRD: The Corporation will continue as the surviving corporation after the Merger (the “Surviving Corporation”) and the name of the Surviving Corporation shall be “Golden Falcon Acquisition Corp.”

FOURTH: Upon the effectiveness of the Merger in accordance with Section 251 of the DGCL and Section 103 of the DGCL, the certificate of incorporation of the Corporation, as in effect immediately prior to the filing of this Certificate of Merger, shall be amended as of the filing of this Certificate of Merger so as to contain the provisions, and only the provisions, contained in Annex A attached hereto, and so amended, shall remain in effect as the certificate of incorporation of the Surviving Corporation until further amended pursuant to the DGCL.

FIFTH: The executed Business Combination Agreement is on file at the offices of the Surviving Corporation at 850 Library Avenue, Suite 204, Newark, Delaware 19711 and a copy thereof will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either of the Constituent Corporations.

SIXTH: This Certificate of Merger, and the Merger, shall become effective at the time this Certificate of Merger is filed with the Secretary of State of the State of Delaware in accordance with the requirements of Section 251 of the DGCL.

***

IN WITNESS WHEREOF, the Surviving Corporation has caused this Certificate of Merger to be executed as of the day ___of ___________.

GOLDEN FALCON ACQUISITION CORP.

By:
Name:[•] Title: [•]

[Signature Page to Certificate of Merger]

ANNEX A

See attached.

CERTIFICATE OF INCORPORATION

OF

GOLDEN FALCON ACQUISITION CORP.

I, THE UNDERSIGNED, in order to form a corporation for the purposes hereinafter stated, under and pursuant to the provisions of the General Corporation Law of the State of Delaware, as from time to time amended (the “DGCL”), do hereby certify as follows:

FIRST: The name of the Corporation (the “Corporation”) is

GOLDEN FALCON ACQUISITION CORP.

SECOND: The registered office of the Corporation in the State of Delaware is located at [•]. The name of its registered agent in the State of Delaware at such address is [•].

THIRD: The purpose of the Corporation is to engage, directly or indirectly, in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total authorized capital stock of the Corporation shall be 5,000 shares of common stock, $0.01 par value per share.

FIFTH: The name and mailing address of the incorporator is as follows:

Name	Mailing Address

[•]	[•]

SIXTH: The business of the Corporation shall be managed under the direction of the Board of Directors of the Corporation (the “Board of Directors”) except as otherwise provided by law. The number of directors of the Corporation shall be fixed from time to time by, or in the manner provided in, the By-Laws of the Corporation (the “By-Laws”). Election of directors need not be by written ballot unless the By-Laws shall so provide.

SEVENTH: The Board of Directors may make, alter or repeal the By-Laws except as otherwise provided in the By-Laws adopted by the Corporation’s stockholders.

EIGHTH: The directors shall be protected from personal liability, through indemnification or otherwise, to the fullest extent permitted under the DGCL.

1. A director shall under no circumstances have any personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for those breaches and acts or omissions with respect to which the DGCL expressly provides that this provision shall not eliminate or limit such personal liability of directors. Neither the modification or repeal of this paragraph 1 of Article EIGHTH nor any amendment to the DGCL that does not have retroactive application shall limit the right of the directors hereunder to exculpation from personal liability for any act or omission occurring prior to such amendment, modification or repeal.

2. The Corporation shall indemnify each director and officer of the Corporation to the fullest extent permitted by applicable law, except as may be otherwise provided in the By-Laws, and in furtherance hereof the Board of Directors is expressly authorized to amend the By-Laws from time to time to give full effect hereto, notwithstanding possible self-interest of the directors in the action being taken. Neither the modification or repeal of this paragraph 2 of Article EIGHTH nor any amendment to the DGCL that does not have retroactive application shall limit the right of the directors and the officers to indemnification hereunder with respect to any act or omission occurring prior to such modification, amendment or repeal.

3. Expenses incurred by any person who may have a right of indemnification under this Article EIGHTH in defending a civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation.

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred herein upon the Corporation’s stockholders, directors and officers are granted subject to this reservation.

TENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the By-Laws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

***

IN WITNESS WHEREOF, I have hereunto set my hand this [•] day of [•].

By:
Name:
Title:

Exhibit 10.1

EXECUTION VERSION

SPONSOR SUPPORT AGREEMENT

SPONSOR SUPPORT AGREEMENT, dated as of December 6, 2022 (this “Agreement”), by and among Golden Falcon Sponsor Group, LLC, a Delaware limited liability company (“Sponsor”), Golden Falcon Acquisition Corp, a Delaware corporation (“GF”), and MNG Havayollari ve Tasimacilik A.S., a joint stock corporation organized under the laws of Turkey (the “Company”), and Xavier Rolet, KBE, Dominique D’Hinnin, I. Martin Pompadur, Isabelle Amiel Azoulai, and Mikael Breuer-Weil (each an “Additional Founder Shares Holder” and, collectively, the “Additional Founder Shares Holders” and together with Sponsor, the “Sponsor Persons”).

WHEREAS, Sponsor, GF, Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo (“Merger Sub”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (as defined below) (“IntermediateCo”), Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Company (“HoldCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“FinCo”), and the Company propose to enter into, on the date hereof, a business combination agreement (the “BCA”) (capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the BCA), which provides, among other things, that, upon the terms and subject to the conditions thereof, Merger Sub will merge with and into GF (the “Merger”) with GF continuing as the surviving company after the Merger, as a result of which, GF will become an indirect, wholly-owned subsidiary of the Company;

WHEREAS, as of the date hereof, Sponsor owns beneficially and of record 8,445,000 GF Class B Common Shares (the “Sponsor Founder Shares”) and 8,900,000 GF Private Placement Warrants, and the Additional Founder Shares Holders own beneficially and of record a total of 180,000 GF Class B Common Shares (“Additional Founder Shares”, together with the Sponsor Founder Shares, the “Founder Shares” and, together with the GF Private Placement Warrants and any additional GF Shares owned, issued, acquired or purchased by the Sponsor Persons between the date of this agreement and the Closing, the “Founder Securities”);

WHEREAS, at the Closing, pursuant to, and in accordance with, the GF Certificate of Incorporation, GF shall convert, or shall cause Continental Stock Transfer & Trust Company to convert, each Founder Share issued and outstanding immediately prior to Closing to one (1) GF Class A Common Share, such that following the such conversion, Sponsor will own beneficially and of record 8,445,000 GF Class A Common Shares (the “Sponsor Class A Shares”) and the Additional Founder Share Holders will own beneficially and of record an aggregate of 180,000 GF Class A Common Shares (the “Additional Founder Class A Shares”);

WHEREAS, at the Effective Time, each Sponsor Class A Share shall be converted automatically into, and the Sponsor shall be entitled to receive, one Company ADS (and the Company Ordinary Share represented thereby) after giving effect to the Stock Split (and so converted, a “Sponsor Company ADS”) and each Additional Founder Class A Shares shall be converted automatically into, and the holders of such Additional Founder Class A Shares shall be entitled to receive, one Company ADS (and the Company Ordinary Share represented thereby) after giving effect to the Stock Split (and so converted, an “Additional Founder Company ADS” and each of the Sponsor Company ADSs together with each of the Additional Founder Company ADSs, the “Founder Company ADSs”);

WHEREAS, the Founder Company ADSs will be subject to vesting on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, in order to induce GF and the Company to enter into the BCA, each Sponsor Person, GF and the Company desires to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

1. Voting Obligations. Until the earlier of (a) the Closing or (b) termination of the BCA in accordance with Article VIII thereof, each Sponsor Person agrees that, at the GF Stockholder Meeting and in connection with any written consent or written resolutions of the GF Stockholders, each shall vote (or duly and promptly execute and deliver an action by written consent or written resolutions), or cause to be voted at such meeting (or cause such consent or written resolutions to be duly and promptly executed and delivered with respect to), all of the Founder Securities entitled to vote thereon (i) in favor of the approval and adoption of the BCA, the Transactions and the GF Transaction Proposals and (ii) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of GF under the BCA or that would reasonably be expected to result in the failure of the Transactions from being consummated. This Section 1 shall be void and of no force and effect if the BCA shall be terminated in accordance with its terms or the Closing shall not occur for any reason.

2. Transfer of Securities. Until the earlier of (i) the Closing or (ii) termination of the BCA in accordance with Article VIII thereof, each Sponsor Person agrees that it shall not, directly or indirectly, (A) sell, offer, contract or agree to sell, hypothecate, assign, transfer (including by operation of law), place a lien on, grant any option to purchase, distribute, pledge, dispose of or otherwise encumber any of the Founder Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement/Proxy Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with the meaning of Section 16 of the Exchange Act with respect to any of the Founder Securities, (B) deposit any Founder Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (C) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Founder Shares, (D) engage in any swap, hedging or other arrangement that is designed to, or which would (either alone or in connection with one or more developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale, disposition or transfer to another Person, in whole or in part, of any of the economic consequences of any Founder Securities, (E) take any action that would make any representation or warranty herein untrue or incorrect in any respect or have the effect of preventing or disabling any Sponsor Person from performing its obligations hereunder, except as affirmatively permitted by the BCA, or (F) announce any intention to effect any transaction specified in clauses (A)-(E); provided, that the foregoing shall not apply to any Transfer (i) to such Sponsor Person’s officers or directors, any affiliates or family member thereof or any of their affiliates; (ii) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by private sales or transfers made in connection with the transactions contemplated by the BCA, including the Potential Financing; (vi) pro rata to the direct or indirect partners, members or shareholders of such Sponsor Person or any related investment funds or vehicles controlled or managed by such Sponsor Person or their respective affiliates in connection with the liquidation or dissolution thereof, and (vii) by virtue of the Sponsor Person’s organizational documents upon liquidation or dissolution thereof; provided, further, that any transferee of any Transfer of the type set forth in clauses (i) through (vii) (collectively, “Permitted Transfers”) must enter into a written

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agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Agreement prior to the occurrence of such Transfer (a “Permitted Transferee”); provided, further that any Permitted Transfer under this Section 2 shall not relieve the Sponsor Persons of their obligations under this Agreement. Any transfer or attempted transfer of Founder Securities in violation of this Section 2 shall be, to the fullest permitted by applicable law, null and void ab initio.

3. Vesting of Sponsor Company ADSs.

(a) The Sponsor Persons agree that, as of the Effective Time, all of their Founder Company ADSs received shall be unvested and, from and after the Effective Time, shall be subject to the vesting provisions set forth in this Section 3.

(b) The Sponsor Persons shall not, and shall cause any other holder of record of any of such unvested Founder Company ADSs (including any Permitted Transferees) not to, Transfer (other than any Permitted Transfers) any of such unvested Founder Company ADSs prior to the time such unvested Founder Company ADSs become vested pursuant to subsection (c) or subsection (d) below.

(c) At the Effective Time, all of the Initially Vested ADSs held by the Sponsor Persons (or any of their Permitted Transferees) as of immediately prior to the Effective Time shall vest. “Initially Vested ADSs” means that number of Founder Company ADSs equal to the (i) total amount of Available Cash less $1,000,000 multiplied by (ii) Twenty-Six Percent (26%), with such product divided by $10.00. For the avoidance of doubt, if the Available Cash equals $30,000,000, the number of Initially Vested ADSs would be 754,000 Founder Company ADS.

(d) All remaining Founder Company ADS held by the Sponsor Persons (or any of their Permitted Transferees) that are not Initially Vested ADSs or otherwise vested pursuant to a Liquidity Event as described below (“Unvested ADSs”) shall be subject to vesting from time to time upon:

(i) any Transfer by (A) Mapa Insaat ve Ticaret A.S., a joint stock company organized under the laws of Turkey and the majority shareholder of the Company (“Mapa”), (B) any other direct or indirect shareholder of the Company, other equityholder of the Company or other beneficial owner of outstanding equity of the Company as of immediately prior to Closing or (C) any of their respective affiliates, associates or family members (collectively, “Company Related Persons”), of any Company ADSs at a price per Company ADS equal to or greater than $10.00 per Company ADS (reflecting appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change occurring on or after the date hereof); or

(ii) any special dividends paid or otherwise distributed to any Company Related Person that are funded through any capital raise or other financing by the Company or any of its affiliates (each of clauses (i) and (ii), a “Liquidity Event”);

in each case during the two (2) years following the Closing (the “Vesting Period”). The Company shall provide the Sponsor Persons with prompt notice of the occurrence of any Liquidity Event.

(e) The total number of Unvested ADSs that shall vest upon the first and each subsequent Liquidity Event that occurs during the Vesting Period shall be equal to (i) the Vesting Percentage multiplied by (ii) an amount equal to (A) the gross proceeds to Company Related Person from any such Liquidity Event divided by (B) the per Company ADS price of Company ADSs on the New York Stock Exchange as of 4:00pm ET on the Vesting Date.

(f) For purposes of this Section 3:

3

“Vesting Date” means the date on which any Liquidity Event occurs.

“Vesting Percentage” means the percentage determined according to the following formula:

(The Company Value at Closing multiplied by 0.9583% multiplied by $10) minus (All Previously Vested ADSs multiplied by $10)

$300,000,000 minus (Available Cash plus the gross proceeds to Mapa from all Previous Liquidity Events)

(g) This Section 3 shall be void and of no force and effect if the BCA shall be terminated in accordance with its terms or the Closing shall not occur for any reason.

4. Waiver of Redemption Rights. Each Sponsor Person hereby agrees not to (a) demand that GF redeem the Founder Shares in connection with the Transactions or (b) otherwise participate in any such redemption by tendering or submitting any Founder Securities for redemption. This Section 4 shall be void and of no force and effect if the BCA shall be terminated in accordance with its terms or the Closing shall not occur for any reason.

5. Waiver of Anti-Dilution Rights. Each Sponsor Person hereby waives the provisions of Section 4.3(b) set forth in the GF Certificate of Incorporation relating to the adjustment of the Initial Conversion Ratio (as defined in the GF Certificate of Incorporation) in connection with the Transactions. This Section 5 shall be void and of no force and effect if the BCA shall be terminated in accordance with its terms or the Closing shall not occur for any reason.

6. Letter Agreement. Each Sponsor Person hereby acknowledges and agrees that the Founder Shares are subject to the transfer restrictions under that certain Letter Agreement, dated as of December 17, 2020, among GF, Sponsor and the other parties named therein (the “Letter Agreement”) and, after the Closing, the Registration Rights and Lock-Up Agreement.

7. Cash Exercise of GF Private Placement Warrants. After the Effective Time, Sponsor agrees that notwithstanding anything to the contrary set forth in the agreement governing the exercise by Sponsor of any Company AD Warrants, for as long as Sponsor (or a Permitted Transferee of Sponsor) holds Company AD Warrants, any exercise by Sponsor (or a Permitted Transferee of Sponsor) of such Company AD Warrants shall only be done on a cash (and not a cashless) basis. For the avoidance of doubt, this Section 7 shall not apply to the exercise of any Company AD Warrants after any Transfer of such Company AD Warrants by Sponsor (or a Permitted Transferee of Sponsor) to a third party.

8. Support of Transaction. The Sponsor Persons shall take, and shall cause their Affiliates to take, all reasonable actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the Transactions and the other transactions contemplated by the BCA on the terms and subject to the conditions set forth therein, and not to commit or agree to take any action inconsistent with foregoing. Each Sponsor Person further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against GF, GF’s Affiliates, the Company or the Company’s Affiliates or any of their respective successors and assigns challenging the transactions contemplated by this Agreement or the BCA.

9. Representations and Warranties. Each Sponsor Person hereby represents and warrants to the Company as follows:

4

(a) The execution, delivery and performance of this Agreement by such Sponsor Person, as applicable, and the consummation by each Sponsor Person, as applicable, of the transactions contemplated hereby do not and will not (i) conflict with or violate any law applicable to such Sponsor Person, as applicable, (ii) require any consent, approval, authorization or permit of, declaration, filing or registration with, notice to, or expiration or termination of any waiting period by, any Government Entity or any other person, (iii) result in the creation of any encumbrance on any of the Founder Securities held by such Sponsor Person, as applicable (other than under this Agreement, the BCA and the agreements contemplated by the BCA, including the other Transaction Agreements) or (iv) conflict with or result in a breach of or constitute a default under any provision of Sponsor Person’s governing documents (as applicable).

(b) Each Sponsor Person represents and warrants that such Sponsor Person holds the number of Founder Shares set forth opposite such Sponsor Person’s name on Exhibit A under the heading “Total Shares,” which shares collectively constitute all of the issued and outstanding Founder Shares as of the date hereof. As of the date of this Agreement, each Sponsor Person, as applicable, owns exclusively and has good and valid title to the Founder Securities, free and clear of any Lien, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind, other than pursuant to (i) this Agreement, (ii) applicable securities laws, (iii) the GF Organizational Documents (iv) the Warrant Agreement between GF and Continental Stock Transfer & Trust Company, dated as of December 17, 2020 (the “Warrant Agreement”) and the warrants issued pursuant thereto and (v) the Letter Agreement.

(c) Each Sponsor Person, as applicable, has the power, authority and capacity to execute, deliver and perform this Agreement and this Agreement has been duly authorized, executed and delivered by such Sponsor Person, as applicable. This Agreement, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of each Sponsor Person, enforceable against each such Sponsor Person in accordance with its terms.

(d) Sponsor has been duly formed and is validly existing as a limited liability company and in good standing under the laws of its jurisdiction of formation, and has the requisite power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. Sponsor has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform all of its obligations hereunder. The execution and delivery of this Agreement have been, and the consummation of the transactions contemplated hereby has been, duly authorized by all requisite action by Sponsor. This Agreement has been duly and validly executed and delivered by Sponsor and, assuming this Agreement has been duly authorized, executed and delivered by the other parties hereto, this Agreement constitutes, and upon its execution will constitute, a legal, valid and binding obligation of Sponsor enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Applicable Legal Requirements affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. The Person signing this Agreement has full power and authority to enter into this Agreement on behalf of Sponsor.

(e) There are no Actions pending against Sponsor, or, to the knowledge of Sponsor, threatened against Sponsor, by or before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Entity, that would, in any manner, reasonably be expected to challenge or seek to enjoin, alter or materially delay the performance by Sponsor of its obligations under this Agreement.

(f) Each Sponsor Person understands and acknowledges that each of GF and the Company is entering into the BCA in reliance upon their execution and delivery of this Agreement.

(g) Except as set forth in Section 4.11 of the BCA, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the BCA based upon arrangements made by Sponsor, for which GF or any of its Affiliates may become liable.

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(h) Except for this Agreement and the Letter Agreement, such Sponsor Person has not: (i) entered into any voting agreement, voting trust or any similar agreement, arrangement or understanding, with respect to the Founder Shares owned by such Sponsor Person; or (ii) granted any proxy, consent or power of attorney with respect to any Founder Shares owned by such Sponsor Person (other than as contemplated by this Agreement). Such Sponsor Person has not entered into any agreement, arrangement or understanding that is otherwise inconsistent with, or would interfere with, or prohibit or prevent such Sponsor Person from satisfying such Sponsor Person’s obligations pursuant to this Agreement.

(i) Such Sponsor Person is a sophisticated stockholder and has adequate information concerning the business and financial condition of the Company and GF to make an informed decision regarding this Agreement and the other transactions contemplated by the BCA and has independently and based on such information as such Sponsor Person has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Sponsor Person acknowledges that the Company and GF have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Sponsor Person acknowledges that the agreements contained herein with respect to the Founder Shares owned by such Sponsor Person are irrevocable.

10. Acknowledgment. Each Sponsor Person hereby acknowledges that such Sponsor Person has read the BCA and this Agreement and has had the opportunity to consult with its tax and legal advisors. Each Sponsor Person shall be bound by and comply with Section 6.09(b)-(c) (No Solicitation) and Section 6.05 (Access to Information; Confidentiality) of the BCA (and any relevant definitions contained in any such Sections) as if such Sponsor Person was an original signatory to the BCA with respect to such provisions, mutatis mutandis; provided, however, for the avoidance of doubt, the agreement to be bound by and comply with Section 6.09(b)-(c) (No Solicitation) of the BCA shall not limit the rights of either Sponsor Person or any of its Representatives with respect to any transaction involving any person (other than GF) and any corporation, partnership or other business organization (other than the Company or any of its Subsidiaries).

11. Expenses. If the Closing occurs, Sponsor shall forfeit a number of GF Class B Common Shares in accordance with Section 10.10(a) of the BCA. If the Merger and the other Transactions shall not be consummated, all expenses shall be paid in accordance with Section 10.10(b) of the BCA.

12. Termination. The obligations of the parties hereof under this Agreement shall automatically terminate upon the earlier of (i) the Effective Time and (ii) the termination of the BCA in accordance with its terms. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement. Notwithstanding any termination of this Agreement, no such termination or expiration shall relieve any party hereto from liability for fraud or willful breach of this Agreement occurring prior to its termination.

13. Miscellaneous.

(a) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses or set forth on the signature pages hereto (or at such other address or e-mail address for a party as shall be specified in a notice given in accordance with this Section 13(a)):

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If to Sponsor or GF, to:

Golden Falcon Acquisition Corp

850 Library Avenue, Suite 204

Newark, Delaware 19711

Attention: Makram Azar, Scott Freidheim, Douglas Berkman

Email: Makram@goldenfalconcorp.com, Scott@goldenfalconcorp.com,

Douglas@goldenfalconcorp.com

with a copy to:

Greenberg Traurig, LLP

1 Vanderbilt Avenue

New York, New York 10017

Attention: Jason Simon and Michael Helsel

Email: simons@gtlaw.com; helselm@gtlaw.com

If to the Company:

MNG Havayollari ve Tasimacilik AS

Headquarter WOW Convention Center İDTM

Yeşilköy/Bakırköy, Istanbul/Turkey 34149

Attention: Ali Sedat Ozkazanc, Emre Mazanoglu

Email: sedat.ozkazanc@mngairlines.com, emre.mazanoglu@mapa.group with a copy to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

Attention: Matthew Kautz; Elliott Smith

Email: mkautz@whitecase.com; elliott.smith@whitecase.com

If to an Additional Founder Shares Holder, to the address or email address set forth for Additional Founder Shares Holder on the signature page hereof.

(b) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(c) (i) The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the words “date hereof,” when used in this Agreement, shall refer to the date set forth in the Preamble; (iii) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (iv) the terms defined in the present tense have a comparable meaning when used in the past tense, and vice versa; (v) any references herein to a specific Section or Article shall refer, respectively, to Sections or Articles of this Agreement; (vi) references herein to any gender (including the neuter gender) includes each other gender; (vii) the word “or” shall not be exclusive; (viii) the headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof and; (ix) the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

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(d) This Agreement is intended to create, and creates a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(e) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party hereto without the prior express written consent of the other parties hereto.

(f) This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and GF’s permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(g) The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the transactions contemplated by this Agreement) in the Chancery Court of Delaware, or if the Chancery Court of the State of Delaware denies jurisdiction, then any federal court located in Wilmington, Delaware or any appellate court therefrom without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. The parties hereto hereby further waive (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

(h) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement or the transactions contemplated hereby shall be heard and determined exclusively in the Chancery Court of Delaware, or if the Chancery Court of the State of Delaware denies jurisdiction, then any federal court located in Wilmington, Delaware or any appellate court therefrom. The parties hereto hereby (i) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement or the transactions contemplated hereby brought by any party hereto, and (ii) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each party hereto further agrees that notice as provided herein shall constitute sufficient service of process and the parties hereto further waive any argument that such service is insufficient. Each party hereto hereby irrevocably and unconditionally waives and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (A) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (B) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, the transactions contemplated hereby or the subject matter hereof, may not be enforced in or by such courts.

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(i) This Agreement may be executed and delivered (including by facsimile or portable document format (.pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(j) Without further consideration, each party hereto shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(k) This Agreement shall not be effective or binding upon any party hereto until after such time as the BCA is executed and delivered by GF, the Company, Merger Sub, IntermediateCo, HoldCo and FinCo.

(l) Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby. Each of the parties hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (ii) acknowledges that it and the other hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 13(l).

[Signature pages follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

GOLDEN FALCON SPONSOR GROUP, LLC

By:	/s/ Makram Azar
Name:	Makram Azar
Title:	CEO

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

GOLDEN FALCON ACQUISITION CORP

By:	/s/ Makram Azar
Name: Makram Azar Title: CEO

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

MNG HAVAYOLLARI VE TASIMACILIK A.S.

By:	/s/ Mehmet Nazif Gunal
Name: MEHMET NAZIF GUNAL Title: Chairman of the Board of Directors

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

By:	/s/ Xavier Rolet
Name: Xavier Rolet, KBE Address for purposes of Section 13(a): Xavier Rolet, KBE c/o Golden Falcon Acquisition Corp 850 Library Avenue, Suite 204 Newark, Delaware 19711

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

By:	/s/ Dominique D’Hinnin
Name: Dominique D’Hinnin Address for purposes of Section 13(a): Dominique D’Hinnin c/o Golden Falcon Acquisition Corp 850 Library Avenue, Suite 204 Newark, Delaware 19711

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

By:	/s/ I. Martin Pompadur
Name: I. Martin Pompadur Address for purposes of Section 13(a): I. Martin Pompadur c/o Golden Falcon Acquisition Corp 850 Library Avenue, Suite 204 Newark, Delaware 19711

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

By:	/s/ Isabelle Amiel Azoulai
Name: Isabelle Amiel Azoulai Address for purposes of Section 13(a): Isabelle Amiel Azoulai c/o Golden Falcon Acquisition Corp 850 Library Avenue, Suite 204 Newark, Delaware 19711

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

By:	/s/ Mikael Breuer-Weil
Name: Mikael Breuer-Weil Address for purposes of Section 13(a): Mikael Breuer-Weil c/o Golden Falcon Acquisition Corp 850 Library Avenue, Suite 204 Newark, Delaware 19711

[Signature Page to Sponsor Support Agreement]

EXHIBIT A

Sponsor Person	Total Shares
Golden Falcon Sponsor Group, LLC	8,445,000
Xavier Rolet, KBE	36,000
Dominique D’Hinnin	36,000
I. Martin Pompadur	36,000
Isabelle Amiel Azoulai	36,000
Mikael Breuer-Weil	36,000
Total:	8,625,000

Exhibit 99.1

EXECUTION VERSION

REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

This Registration Rights and Lock-Up Agreement (this “Agreement”) is made and entered into as of December 6, 2022 and effective as of the Closing Date (as defined in the Business Combination Agreement (as defined below)), except for Section 5.1.1, which shall be effective as of the date hereof, by and among MNG Havayollari ve Tasimacilik A.S., a joint stock corporation organized under the laws of Turkey (the “Company”), and the parties listed on Schedule A hereto (each, a “Holder” and collectively, the “Holders”). Any capitalized term used but not defined herein will have the meaning ascribed to such term in the Business Combination Agreement.

RECITALS

WHEREAS, the Company is party to that certain Business Combination Agreement, dated as of the date hereof (the “Business Combination Agreement”), by and among the Company, Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Company (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“FinCo”), Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo (“Merger Sub”), and Golden Falcon Acquisition Corp., a Delaware corporation (“GF”), pursuant to which, among other things, at the Effective Time (as defined in the Business Combination Agreement), Merger Sub will merge with and into GF (the “Merger”), with GF continuing as the surviving company after the Merger, as a result of which, GF will become an indirect, wholly-owned subsidiary of the Company;

WHEREAS, GF and certain of the Holders designated as Original Holders on Schedule A hereto (the “Original Holders”) are parties to that certain Registration Rights Agreement, dated as of December 17, 2020 (the “Prior Agreement”);

WHEREAS, the Original Holders currently hold an aggregate of 8,625,000 shares of GF’s Class B common stock, par value $0.0001 per share (the “GF Class B Common Shares”);

WHEREAS, Golden Falcon Sponsor Group, LLC, an Original Holder, currently holds 8,900,000 warrants (the “GF Private Placement Warrants”) to purchase, at an exercise price of $11.50 per share, 8,900,000 shares of GF’s Class A common stock, par value $0.0001 per share (the “GF Class A Common Shares”);

WHEREAS, immediately prior to the Effective Time, each GF Class B Common Share shall be automatically converted into one (1) GF Class A Common Share and, after giving effect to such automatic conversion, at the Effective Time and as a result of the Merger, each (i) issued and outstanding GF Class A Common Share shall no longer be outstanding and shall automatically be converted into the right of the holder thereof to receive one (1) Company ADS (as defined below) (and the Company Ordinary Share (as defined below) represented thereby) after giving effect to the Stock Split and (ii) each outstanding GF Private Placement Warrant will automatically become a Company AD Warrant (as defined below) (and the Company Warrant (as defined below) represented thereby) and all rights with respect to GF Class A Common Shares underlying the GF Private Placement Warrants will be automatically converted into rights to purchase Company ADSs (and the Company Ordinary Shares represented thereby) and thereupon assumed by the Company;

WHEREAS, certain of the Holders designated as New Holders on Schedule A attached hereto (the “New Holders”) hold Company Ordinary Shares at the Effective Time following the consummation of the Stock Split (as defined in the Business Combination Agreement);

WHEREAS, the parties to the Prior Agreement desire to terminate the Prior Agreement effective as of the closing of the transactions contemplated by the Business Combination Agreement (the “Business Combination”); and

WHEREAS, in connection with the Business Combination, and concurrently with the execution and delivery of, the Business Combination Agreement, but effective as of the Closing, with the exception of Section 5.1.1 which is effective as of the date hereof, the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights following the closing of the transactions contemplated by the Business Combination Agreement with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with outside counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein in the light of the circumstances under which they were made not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Recitals.

“Board” shall mean the Board of Directors of the Company.

“Business Combination” shall have the meaning given in the Recitals hereto.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

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“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Change in Control” means the transfer (whether by tender offer, merger, stock purchase, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of outstanding voting securities of the Company (or surviving entity) or would otherwise have the power to control the Board or to direct the operations of the Company.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Recitals.

“Company AD Warrants” shall mean an American Depositary Warrant of the Company duly and validly issued against the deposit of an underlying Company Warrant deposited with a reputable bank reasonably acceptable to GF in accordance with one or more customary deposit agreements and representing the right to acquire one (1) Company ADS (and the Company Ordinary Share represented thereby) at an exercise price of $11.50 per Company ADS, subject to adjustment, terms and limitations as described in the Amended and Restated Warrant Agreement (as defined in the Business Combination Agreement).

“Company ADS” shall mean an American Depositary Share of the Company duly and validly issued against the deposit of an underlying Company Ordinary Share with a reputable bank reasonably acceptable to GF in accordance with one or more customary deposit agreements and representing the right to acquire one (1) Company Ordinary Share.

“Company Ordinary Share” shall mean an ordinary share, having a nominal value of TL 1.00, of the Company.

“Company Securities” shall, collectively, mean the Company ADSs, Company AD Warrants, Company Ordinary Shares and Company Warrants.

“Company Shelf Takedown Notice” shall have the meaning given in subsection 2.1.4.

“Company Warrant” shall mean a warrant representing the right to acquire one (1) Company ADS (and the Company Ordinary Share represented thereby) pursuant to the terms and conditions of the Amended and Restated Warrant Agreement.

“Demand Registration” shall have the meaning given in subsection 2.2.1.

“Demand Requesting Holder” shall have the meaning given in subsection 2.2.1.

“Demanding Holders” shall have the meaning given in subsection 2.2.1.

“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.

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“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form F-1” means a Registration Statement on Form F-1.

“Form F-3” means a Registration Statement on Form F-3.

“Founder Lock-up Period” shall have the meaning given in subsection 5.1.2.

“GF Private Placement Warrants” shall have the meaning given in the Recitals.

“Holders” shall have the meaning given in the Recitals.

“Founder Lock-up Period” shall have the meaning given in subsection 5.1.2.

“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.

“Minimum Amount” shall have the meaning given in subsection 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.

“New Holder Lock-up Period” shall have the meaning given in subsection 5.1.1.

“New Holders” shall have the meaning given in the Recitals hereto.

“New Registration Statement” shall have the meaning given in subsection 2.1.5.

“Original Holders” shall have the meaning given in the Recitals hereto.

“Piggyback Registration” shall have the meaning given in subsection 2.3.1.

“Prior Agreement” shall have the meaning given in the Recitals hereto.

“Pro Rata” shall have the meaning given in subsection 2.2.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security”, “Registrable Securities” shall mean (a) any outstanding Company ADS (and the Company Ordinary Shares represented thereby) held by a Holder as of the Closing Date, (b) any outstanding Company AD Warrants (and the Company Warrant represented thereby) (including any Company Ordinary Shares issued or issuable upon the exercise of any such Company AD Warrants) held by a Holder as of the Closing Date and (c) any other

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equity security of the Company issued or issuable with respect to any such security described in (a) or (b) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or manner of sale limitations); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a Registration Statement in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Company Securities are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable and documented fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable and documented fees and disbursements of counsel for the Company;

(E) reasonable and documented fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) reasonable and documented fees and expenses of one (1) legal counsel (not to exceed $50,000 in the aggregate for each Registration with the prior approval of the Company) selected by (i) the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration, (ii) the majority-in-interest of the Demanding Holders initiating a Shelf Underwritten Offering, or (iii) the majority-in-interest of participating Holders under Section 2.1 if the Registration was initiated by the Company for its own account or that of a Company securityholder other than pursuant to rights under this Agreement, in each case to be registered for offer and sale in the applicable Registration.

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“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Resale Shelf Registration Statement” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“SEC Guidance” shall have the meaning given in subsection 2.1.5.

“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.4.

“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.4.

“SUO Demanding Holders” shall mean the applicable Holders having the right to make, and actually making, a written demand for a Shelf Underwritten Offering of Registrable Securities pursuant to subsection 2.1.4.

“SUO Requesting Holder” shall have the meaning given in subsection 2.1.4.

“Transfer” shall mean to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

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ARTICLE II

REGISTRATION

Section 2.1 Resale Shelf Registration Rights

2.1.1 Registration Statement Covering Resale of Registrable Securities. The Company shall prepare and file or cause to be prepared and filed with the Commission, no later than forty-five (45) days following the Closing Date, a Registration Statement to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 of the Securities Act or any successor thereto on the terms and conditions specified in this subsection 2.1.1 (the “Resale Shelf Registration Statement”). The Resale Shelf Registration Statement shall be on Form F-1 (or such other form of registration statement as is then available to permit Registration of such Registrable Securities for resale). The Company shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing, but in no event later than sixty (60) days following the filing deadline (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to ninety (90) days after the filing deadline if the Registration Statement is reviewed by, and receives comments from, the Commission. Once effective, the Company shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to remain effective and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, to ensure that another Registration Statement is available, under the Securities Act at all times until all Registrable Securities have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or have ceased to be Registrable Securities. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall contain a prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement (subject to lock-up restrictions provided in Section 5.1 of this Agreement), and shall provide that such Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, Holders. The Company shall use commercially reasonable efforts to convert the Resale Shelf Registration Statement on Form F-1 to a Resale Shelf Registration Statement on Form F-3 as promptly as practicable after the Company is eligible to use a Resale Shelf Registration Statement on Form F-3 and have the Resale Shelf Registration Statement on Form F-3 declared effective as promptly as practicable and to cause such Resale Shelf Registration Statement on Form F-3 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, to ensure that another Registration Statement is available, under the Securities Act at all times until all Registrable Securities have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or have ceased to be Registrable Securities.

2.1.2 Notification and Distribution of Materials. The Company shall notify the Holders in writing of the effectiveness of the Resale Shelf Registration Statement as soon as practicable, and in any event within one (1) Business Day after the Resale Shelf Registration Statement becomes effective, and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the Prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Holders may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

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2.1.3 Amendments and Supplements. If any Resale Shelf Registration Statement filed pursuant to Section 2.1.1 is filed on Form F-3 and thereafter the Company becomes ineligible to use Form F-3 for secondary sales, the Company shall promptly notify the Holders of such ineligibility and use its commercially reasonable efforts to file a shelf registration on an appropriate form as promptly as practicable to replace the shelf registration statement on Form F-3 and have such replacement Resale Shelf Registration Statement declared effective as promptly as practicable and to cause such replacement Resale Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Resale Shelf Registration Statement is available or, if not available, that another Resale Shelf Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities; provided, however, that at any time the Company once again becomes eligible to use Form F-3, the Company shall cause such replacement Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is once again on Form F-3.

2.1.4 At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or subsection 2.1.2, any Holder may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf registration statement (a “Shelf Underwritten Offering”); provided that such Holder(s) reasonably expects to sell Registrable Securities yielding aggregate gross proceeds in excess of $15,000,000 from such Shelf Underwritten Offering (such amount of Registrable Securities, as applicable, the “Minimum Amount”). Notwithstanding the foregoing, the Company is not obligated to effect a Shelf Underwritten Offering within 120 days after the closing of a Shelf Underwritten Offering. All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Within two (2) business days after receipt of any Shelf Takedown Notice, the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Shelf Underwritten Offering (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Shelf Underwritten Offering, a “SUO Requesting Holder”) shall so notify the Company of its intent to participate in such Shelf Underwritten Offering, in writing, within three (3) business days after the receipt by such Holder of the Company Shelf Takedown Notice. Upon receipt by the Company of any such written notification from a SUO Requesting Holder(s) to the Company, subject to the provisions of subsection 2.2.4, the Company shall include in such Shelf Underwritten Offering all Registrable Securities of such SUO Requesting Holder(s). The Company shall, together with all participating Holders of Registrable Securities of the Company proposing (and permitted) to distribute their securities through such Shelf Underwritten Offering, enter into an underwriting agreement in customary form for such Shelf Underwritten Offering with the managing Underwriter or Underwriters selected by the majority-in-interest of the participating Holders after consultation with the Company and shall take all such other reasonable actions as are reasonably requested by the managing Underwriter or Underwriters in order to facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.4, subject to Section 3.3 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain representations, covenants, indemnities and other rights and obligations in customary form for such Shelf Underwritten Offering by the Company.

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2.1.5 Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single Registration Statement, the Company agrees to promptly (i) inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”) on Form F-1 (or such other form of registration statement as is then available to permit Registration of such Registrable Securities for resale); provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”). Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used its commercially reasonable efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event the Company amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clause (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form F-1 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

2.1.6 Registrations effected pursuant to this Section 2.1 shall not be counted as Demand Registrations effected pursuant to Section 2.2.

Section 2.2 Demand Registration.

2.2.1 Request for Registration. Subject to the provisions of subsection 2.2.4 and Section 2.4 hereof and provided that the Company does not have an effective Registration Statement pursuant to subsection 2.1.1 or subsection 2.1.2 covering Registrable Securities, at any time and from time to time on or after the Effective Time, Holders holding at least $10,000,000 of the then-outstanding number of Registrable Securities held by all Holders (such Holders, the “Demanding Holders”), may make a written demand for Registration of all or part of their Registrable Securities on Form F-1 (or such other form of registration statement as is then available to permit Registration of such Registrable Securities for resale by such Demanding Holders), which written demand shall describe the amount and type of securities to be included in such

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Registration and the intended method(s) of distribution thereof (such written demand, a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Demand Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Demand Requesting Holder(s) to the Company, such Demand Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall (i) file a Registration Statement in respect of all Registrable Securities requested by the Demanding Holders and Demand Requesting Holder(s) pursuant to such Demand Registration, not more than forty five (45) days immediately after the Company’s receipt of the Demand Registration, and (ii) effect the Registration thereunder as soon thereafter as practicable. Under no circumstances shall the Company be obligated to effect more than an aggregate of five (5) Demand Registrations under this subsection 2.2.1.

2.2.2 Effective Registration. Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days after such stop order or injunction is removed, rescinded or otherwise terminated, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.2.3 Underwritten Offering. Subject to the provisions of subsection 2.2.4 and Section 2.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Demand Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration.

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2.2.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration or a Shelf Underwritten Offering, in good faith, advises the Company, the Demanding Holders and the Demand Requesting Holders (if any) (or in the case of a Shelf Underwritten Offering, the SUO Demanding Holders and the SUO Requesting Holders (if any)) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Demand Requesting Holders (if any) (or in the case of a Shelf Underwritten Offering, the SUO Demanding Holders and the SUO Requesting Holders (if any)) desire to sell, taken together with all other Company Securities or other equity securities that the Company desires to sell and the Company Securities, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Demand Requesting Holders (if any) (or in the case of a Shelf Underwritten Offering, the SUO Demanding Holders and the SUO Requesting Holders (if any)) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Demand Requesting Holder (if any) (or in the case of a Shelf Underwritten Offering, that each SUO Demanding Holder and SUO Requesting Holder (if any)) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Demand Requesting Holders (or in the case of a Shelf Underwritten Offering, the SUO Demanding Holders and the SUO Requesting Holders (if any)) have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), Company Securities or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), Company Securities or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.2.5 Demand Registration Withdrawal. A majority-in-interest of the combined Demanding Holders and Demand Requesting Holders (if any) (or in the case of a Shelf Underwritten Offering, the SUO Demanding Holders and SUO Requesting Holders (if any)), pursuant to a Registration under subsection 2.2.1 or a Shelf Underwritten Offering pursuant to subsection 2.1.4 shall have the right to withdraw from a Registration pursuant to such Demand Registration or from a Shelf Underwritten Offering for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such

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Demand Registration or Shelf Underwritten Offering. If a majority-in-interest of the Demanding Holders and Demand Requesting Holders (if any), withdraws from a proposed offering pursuant to this Section 2.2.5, then such registration shall not count as a Demand Registration provided for in Section 2.2. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration or a Shelf Underwritten Offering prior to its withdrawal under this subsection 2.2.5.

Section 2.3 Piggyback Registration.

2.3.1 Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of securityholders of the Company (other than Holders of Registrable Securities, which offerings are covered by Section 2.1 or Section 2.2), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing securityholders or upon exercise of the Company’s outstanding warrants, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, or (v) filed in connection with any business combination or acquisition involving the Company, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.3.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.3.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Company Securities or other equity securities that the Company desires to sell, taken together with (i) the Company Securities or other equity securities, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable

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Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to this Section 2.3, and (iii) the Company Securities or other equity securities, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(i)

If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, Company Securities or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Company Securities, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

(ii)

If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, Company Securities or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Company Securities or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), Company Securities or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.3.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the

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Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.3.3.

2.3.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof.

Section 2.4 Restrictions on Registration Rights. If (A) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (B) in the good faith judgment of the Board such Registration would be materially detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be materially detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than sixty (60) days; provided, however, that the Company shall not defer its obligation in this manner more than two times, which may be consecutive, in any 12 month period.

ARTICLE III

COMPANY PROCEDURES

Section 3.1 General Procedures. If at any time on or after the Effective Time the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

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3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action reasonably necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be reasonably necessary, following opinion of Company legal counsel, by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable, following opinion of Company legal counsel, to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each Holder of such Registrable Securities covered by such Registration Statement, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 advise each Holder of Registrable Securities covered by such Registration Statement, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any Prospectus forming a part of such registration statement has been filed;

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3.1.9 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, furnish a copy thereof to each Holder of such Registrable Securities or its counsel;

3.1.10 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.11 permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.12 obtain a “cold comfort” letter from the Company’s independent registered public accountants (and the independent accountant of any other entity whose financial statements are included in (or incorporated by reference in) a Registration Statement) in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and such managing Underwriter;

3.1.13 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.14 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

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3.1.16 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $20,000,000, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

Section 3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

Section 3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

Section 3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than sixty (60) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

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Section 3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the Closing Date pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings upon request. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

Section 3.6 Limitations on Registration Rights. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the Holders of Registrable Securities in this Agreement and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

Section 4.1 Indemnification

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and agents and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable and documented attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

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4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of Registrable Securities. The Company and each Holder of Registrable Securities participating in an offering also agree to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5

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shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any reasonable and documented legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

LOCK-UP

Section 5.1 Lock-Up.

5.1.1 Except as permitted by Section 5.2, the New Holders shall not Transfer any Company Ordinary Shares or Company ADSs beneficially owned or owned of record by such New Holders for a period of 180 days from the Closing Date (the “New Holder Lock-up Period”). In addition to the foregoing, the New Holders shall not Transfer any Company Ordinary Shares or Company ADSs from the date hereof through the Closing Date.

5.1.2 Except as permitted by Section 5.2, the Original Holders shall not Transfer (a) any Company ADSs (and/or the Company Ordinary Shares represented thereby) beneficially owned or owned of record by such Original Holder which were previously shares of GF Class B Common Shares, until the earlier of (A) the date that is one (1) year after the Closing Date and (B) subsequent to the Closing Date, (x) if the last reported sale price of any Company ADSs equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of GF’s stockholders having the right to exchange their Company ADSs (and the Company Ordinary Shares represented thereby) for cash, securities or other property (the “Founder Lock-up Period”) or (b) any Company AD Warrants (and/or the Company Warrants represented thereby) which were previously GF Private Placement Warrants or working capital warrants, and any Company ADSs (and/or the Company Ordinary Shares represented thereby) issued or issuable upon the exercise or conversion of the Company AD Warrants, for the period ending 30 days after the Closing Date.

Section 5.2 Exceptions. Following the Closing Date, the provisions of Section 5.1.1 shall not apply to:

5.2.1 transactions relating to Company Securities acquired in open market transactions;

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5.2.2 Transfers of Company Securities or any security convertible into or exercisable or exchangeable for Company Securities as a bona fide gift;

5.2.3 Transfers of the Company Securities to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the Holder or any other person with whom the Holder has a relationship by blood, marriage or adoption not more remote than first cousin, or an affiliate of such persons, or to a charitable organization;

5.2.4 Transfers by will or intestate succession upon the death of the Holder;

5.2.5 the Transfer of Company Securities pursuant to a qualified domestic order or in connection with a divorce settlement;

5.2.6 if the Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (i) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the undersigned, (ii) distributions by virtue of the laws of its jurisdiction or operating agreement upon dissolution and (iii) distributions of Company Securities to partners, limited liability company members or stockholders of the undersigned;

5.2.7 Transfers to (i) the Company’s officers, directors or their affiliates, (ii) the officers, directors, family members or affiliates of the undersigned and (iii) the existing members of GF’s strategic advisory group as of the date hereof (as described in GF’s final prospectus, dated December 17, 2020, in connection with GF’s initial public offering) or their affiliates;

5.2.8 pledges of Company Securities or other Registrable Securities as security or collateral in connection with any borrowing or the incurrence of any indebtedness by any Holder (provided such borrowing or incurrence of indebtedness is secured by a portfolio of assets or equity interests issued by multiple issuers);

5.2.9 pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a Change in Control of the Company, provided that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Company Securities subject to this Agreement shall remain subject to this Agreement; and

5.2.10 the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act, provided that such plan does not provide for the transfer of the Company Securities or any securities convertible into or exercisable or exchangeable for Company Securities during the Founder Lock-up Period or New Holder Lock-up Period;

provided, that in the case of any Transfer or distribution pursuant to Sections 5.2.2 through 5.2.7, each donee, distributee or other transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Agreement.

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ARTICLE VI

GENERAL PROVISIONS

Section 6.1 Entire Agreement. This Agreement (including Schedule A hereto) constitutes the entire understanding and agreement between the parties as to the matters covered herein and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, of any and every nature with respect thereto.

Section 6.2 Prior Agreement. GF and the Original Holders, as parties to the Prior Agreement, hereby agree that the Prior Agreement is terminated with respect to such parties as of the Closing Date and is replaced in its entirety by this Agreement and none of the Original Holders shall have any further rights thereunder.

Section 6.3 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) upon transmission, if sent by facsimile or electronic transmission (in each case with receipt verified by electronic confirmation), or (c) one (1) Business Day after being sent by courier or express delivery service, specifying next day delivery, with proof of receipt. The addresses, email addresses and facsimile numbers for such notices and communications are those set forth on the signature pages hereof, or such other address, email address or facsimile numbers as may be designated in writing hereafter, in the same manner, by any such person.

Section 6.4 Assignment; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and the rights, duties and obligations of the Holders of Registrable Securities hereunder may be freely assigned or delegated by such Holder of Registrable Securities in conjunction with and to the extent of any transfer of Registrable Securities by any such Holder. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and the permitted assigns of the applicable Holder of Registrable Securities or of any assignee of the applicable Holder of Registrable Securities. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Article IV and this Section 6.4. No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement).

Section 6.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart and such counterparts may be delivered by the parties hereto via facsimile or electronic transmission.

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Section 6.6 Amendment; Waiver. This Agreement may be amended or modified, and any provision hereof may be waived, in whole or in part, at any time pursuant to an agreement in writing executed by the Company and Holders holding a majority of the Registrable Securities at such time; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a Holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. Any failure by any party at any time to enforce any of the provisions of this Agreement shall not be construed a waiver of such provision or any other provisions hereof.

Section 6.7 Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.

Section 6.8 Governing Law; Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any action relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the action in any such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 6.9 Specific Performance. Each party acknowledges and agrees that the other parties hereto would be irreparably harmed and would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed by such first party in accordance with their specific terms or were otherwise breached by such first party. Accordingly, each party agrees that the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such parties are entitled at law or in equity.

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Section 6.10 Term. This Agreement shall terminate (a) with respect to any Holder on the date on which such Holder ceases to hold Registrable Securities and (b) otherwise upon the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement (but in each case in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)). The provisions of Article IV shall survive any termination.

(Next Page is Signature Page)

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IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first written above.

COMPANY:

MNG HAVAYOLLARI VE TAŞIMACILIK A.Ş

By:	/s/ Mehmet Nazif Günal
Name: MEHMET NAZIF GÜNAL
Title: Chairman of the Board of Directors

Address for Notice:	Uğur Mumcu Cad. No: 88. Gaziosmanpaşa 06700 Ankara

Telephone No.:	+90 312 426 36 43

Facsimile No.:	+90 312 437 60 98

Email Address:	mng@mng.com

[Signature Page to Registration Rights and Lock-Up Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

GOLDEN FALCON SPONSOR GROUP, LLC

By:	/s/ Makram Azar
Name: Makram Azar
Title: CEO

Address for Notice: 850 Liberty Avenue, Suite 204 Newark, Delaware 19711

[Signature Page to Registration Rights and Lock-Up Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

By:	/s/ Dominique D’Hinnin
Name: Dominique D’Hinnin

Dominique D’Hinnin
c/o Golden Falcon Acquisition Corp
850 Library Avenue, Suite 204
Newark, Delaware 19711

[Signature Page to Registration Rights and Lock-Up Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

By:	/s/ Mikael Breuer-Weil
Name: Mikael Breuer-Weil

Mikael Breuer-Weil
c/o Golden Falcon Acquisition Corp
850 Library Avenue, Suite 204
Newark, Delaware 19711

[Signature Page to Registration Rights and Lock-Up Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

By:	/s/ I. Martin Pompadur
Name: I. Martin Pompadur

I. Martin Pompadur
c/o Golden Falcon Acquisition Corp
850 Library Avenue, Suite 204
Newark, Delaware 19711

[Signature Page to Registration Rights and Lock-Up Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

By:	/s/ Isabelle Amiel Azoulai
Name: Isabelle Amiel Azoulai

Isabelle Amiel Azoulai
c/o Golden Falcon Acquisition Corp
850 Library Avenue, Suite 204
Newark, Delaware 19711

[Signature Page to Registration Rights and Lock-Up Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

By:	/s/ Xavier Rolet, KBE
Name: Xavier Rolet, KBE

Xavier Rolet, KBE
c/o Golden Falcon Acquisition Corp
850 Library Avenue, Suite 204
Newark, Delaware 19711

[Signature Page to Registration Rights and Lock-Up Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

Name: ALI SEDAT ÖZKAZANÇ

By:	/s/ Ali Sedat Özkazanç

Address for Notice:	WOW Convention Center İdtm Yeşilköy Bakırköy 34149, Istanbul

Telephone No.:	+90212 4680500

Facsimile No.:	+90212 4654678

[Signature Page to Registration Rights and Lock-Up Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

Name: GÜNAL İNŞAAT TİCARET VE SANAYİ A.Ş.

By:	/s/ Mehmet Nazif Günal
Name: Mehmet Nazif Günal
Title: Chairman

Address for Notice:	Uğur Mumcu Cad. No: 88. Gaziosmanpaşa 06700 Ankara

Telephone No.:	+90 312 426 36 43

Facsimile No.:	+90 312 437 60 98

Email Address:	mng@mng.com

[Signature Page to Registration Rights and Lock-Up Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

Name: MAPA İNŞAAT TICARET A.Ş.

By:	/s/ Mehmet Nazif Günal
Name: Mehmet Nazif Günal
Title: Chairman

Address for Notice:	Uğur Mumcu Cad. No: 88. Gaziosmanpaşa 06700 Ankara

Telephone No.:	+90 312 426 36 43

Facsimile No.:	+90 312 437 60 98

Email Address:	mng@mng.com

[Signature Page to Registration Rights and Lock-Up Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

Name: MEHMET NAZIF GÜNAL

By:	/s/ Mehmet Nazif Günal
Name:	Mehmet Nazif Günal

Address for Notice:	Uğur Mumcu Cad. No: 88. Gaziosmanpaşa 06700 Ankara

Telephone No.:	+90 312 426 36 43

Facsimile No.:	+90 312 437 60 98

Email Address:	mng@mng.com

[Signature Page to Registration Rights and Lock-Up Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

Name: MNG HOLDING A.Ş.

By:	/s/ Mehmet Nazif Günal
Name: Mehmet Nazif Günal
Title: Chairman

Address for Notice:	Uğur Mumcu Cad. No: 88. Gaziosmanpaşa 06700 Ankara

Telephone No.:	+90 312 426 36 43

Facsimile No.:	+90 312 437 60 98

Email Address:	mng@mng.com

[Signature Page to Registration Rights and Lock-Up Agreement]

Schedule A

Original Holders

Name of Holder
Golden Falcon Sponsor Group, LLC

Xavier Rolet, KBE

Dominique D’Hinnin

I. Martin Pompadur

Isabelle Amiel Azoulai

Mikael Breuer-Weil

New Holders

Name of Holder
Gunal Insaat Ticarte ve Sanayi A.S.

Mapa Insaat ve Ticaret A.S.

MNG Holding A.S.

Mehmet Nazif GUNAL

Ali Sedat OZKAZANC

Exhibit 99.2

SHAREHOLDERS STATEMENT

December 6, 2022

Subject to the fulfillment of all of the obligations of the Parties under the Business Combination Agreement, dated December 6, 2022 (the “Business Combination Agreement”), by and among the MNG Havayolları ve Taşımacılık Anonim Şirketi (“Company”), HoldCo, IntermediateCo, FinCo, Merger Sub and GF, each shareholder of the Company, whose names appear on the signature page of this Shareholders Statement (each, a “Shareholder” and, collectively, the “Shareholders”), hereby agrees, declares and undertakes to take all the necessary actions at the Company’s general assembly meeting (or any other meeting) level and use all voting rights to approve:

a)	the effectiveness of the Stock Split;

b)	the election of directors to the board of directors of the Company and entry into customary indemnification agreements with the directors of the Company;

c)	approval of the Articles Amendment;

d)	the execution and delivery by the Company of amended indemnification agreements with the Company’s directors and officers as of immediately following the Closing Date;

e)

the purchase by the Company of a D&O insurance policy, effective as of immediately following the Closing Date, covering the Company’s directors and officers as of immediately following the Closing Date; and

f)	the appointment of the Company’s auditors.

Each Shareholder also agrees, declares and undertakes to take all the necessary actions at the Company’s general assembly meeting (or any other meeting) level and use all voting rights to vote against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Business Combination Agreement or that would reasonably be expected to result in the failure of the Transactions from being consummated.

Mapa İnşaat ve Ticaret Anonim Şirketi also agrees to transfer a certain number of Company Ordinary Shares to IntermediateCo in accordance with a share purchase agreement to be executed by and between Mapa İnşaat ve Ticaret Anonim Şirketi and IntermediateCo consistent with the terms set forth in Section 2.01 of the Company Disclosure Letter.

Until the earlier of (a) the Closing or (b) termination of the Business Combination Agreement in accordance with Article VIII thereof, each Shareholder agrees that it shall not, directly or indirectly, (i) sell, offer, contract or agree to sell, hypothecate, assign, transfer (including by operation of law), place a lien on, grant any option to purchase, distribute, pledge, dispose of or otherwise encumber any of its Company Ordinary Shares or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any Company Ordinary Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of such Shareholder’s Company Ordinary Shares, (iv) engage in any swap, hedging or other arrangement that is designed to, or which would (either alone or in connection with one or more developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale, disposition or transfer to another Person, in whole or in part, of any of the economic consequences of any of its Company Ordinary Shares, (v) take any action that would make any representation or warranty herein untrue or incorrect in any respect or have the effect of preventing or disabling any Shareholder from performing its obligations hereunder, except as affirmatively permitted by the Business Combination Agreement, or (vi) announce any intention to effect any transaction specified in clauses (i)-(v); provided, that the foregoing shall not apply to any Transfer (A) to such Shareholder’s officers or directors, any affiliates or family member thereof or any of their affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) by private sales or transfers made in connection with the transactions contemplated by the Business Combination Agreement; and (F) by virtue of the Shareholder’s organizational documents upon liquidation or dissolution thereof, as applicable; provided, further, that any transferee of any Transfer of the type set forth in clauses (A) through (F) (collectively, “Permitted Transfers”) must enter into a written agreement in form and substance reasonably satisfactory to GF agreeing to be bound by this Shareholders Statement prior to the occurrence of such Transfer (a “Permitted Transferee”); provided, further that any Permitted Transfer shall not relieve any Shareholder of their obligations under this Shareholders Statement. Any transfer or attempted transfer of Company Ordinary Shares in violation of this Shareholders Statement shall be, to the fullest permitted by applicable law, null and void ab initio. For the avoidance of doubt, the transactions contemplated in the Business Combination Agreement and the Company Disclosure Letter regarding the Company Ordinary Shares shall not be deemed as a violation of this Shareholders Statement.

Each Shareholder hereby acknowledges that such Shareholder has read the Business Combination Agreement and this Shareholders Statement and has had the opportunity to consult with its tax and legal advisors. Each Shareholder agrees to be bound by and comply with Section 6.09 (No Solicitation) and Section 6.05 (Confidentiality; Access to Information) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if such Shareholder was an original signatory to the Business Combination Agreement with respect to such provisions, mutatis mutandis.

This Shareholders Statement and any and all disputes arising from or in connection with this Shareholders Statement shall be governed by and construed according to the laws of the Republic of Turkey, excluding its conflict of laws provisions, and the jurisdiction shall be the Istanbul Courts.

It is recognized and hereby acknowledged by the Shareholders that a breach of any of the covenants contained in this Shareholders Statement will cause irreparable harm and damage to GF, the monetary amount of which may be virtually impossible to ascertain. As a result, the parties recognize and hereby acknowledge that GF shall be entitled to an injunction from any court of competent jurisdiction enjoining and restraining any violation of any or all of the covenants contained in this Shareholders Statement and that such right to an injunction shall be cumulative and in addition to whatever other remedies GF may possess.

Unless otherwise stated herein, the capitalized terms used herein shall have the meaning assigned to such terms in the Business Combination Agreement. This Shareholders Statement shall be terminated and of no further effect if the Business Combination Agreement is terminated in accordance with its terms.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Shareholders have executed this Shareholders Statement as of the date first written above.

Mapa İnşaat ve Ticaret Anonim Şirketi

Name Surname: Mehmet Nazif Günal

Title: Chairman

Signature: /s/ Mehmet Nazif Günal

Date: December 6, 2022

Gunal Insaat Ticarte ve Sanayi A.S.

Name Surname: Mehmet Nazif Günal

Title: Chairman

Signature: /s/ Mehmet Nazif Günal

Date: December 6, 2022

MNG Holding A.S.

Name Surname: Mehmet Nazif Günal

Title: Chairman

Signature: /s/ Mehmet Nazif Günal

Date: December 6, 2022

Mehmet Nazif GÜNAL

Signature: /s/ Mehmet Nazif Günal

Date: December 6, 2022

Ali Sedat ÖZKAZANÇ

Signature: /s/ Ali Sedat Özkazanç

Date: December 6, 2022

IN WITNESS WHEREOF, GF have executed this Shareholders Statement as of the date first written above.

GOLDEN FALCON ACQUISITION CORP.

By: /s/ Makram Azar

Name: Makram Azar

Title: CEO